                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K/A

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JANUARY 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This file cancels and replaces the previous submission because of a technical problem.

Half-year

Financial Report

at June 30, 2013

Contents

Interim Management Report

The Telecom Italia Group

3

Key Operating and Financial Data - Telecom Italia Group

5

Half-year 2013 Highlights

5

Consolidated Operating Performance

6

Key Operating and Financial Data –  The Business Units of the Telecom Italia Group

12

Consolidated Financial Position and Cash Flows Performance

26

Half-year Condensed Consolidated Financial Statements

34

Business Outlook for the Year 2013

44

Events Subsequent to June 30, 2013

45

Key commercial developments in the Group’s Business Units

46

Principal changes in the regulatory framework

51

Corporate Boards at June 30, 2013

59

Macro-Organization Chart at June 30, 2013

61

Information for Investors

62

Related Party Transactions

66

Alternative Performance Measures

67

Sustainability section

69

Environment

69

Human Resources

71

Research and development

81

Telecom Italia Group Half-Year Condensed

Consolidated Financial Statements at June 30, 2013                               86

Contents

87

Consolidated Statements of Financial Position

88

Separate Consolidated Income Statements

90

Consolidated Statements of Comprehensive Income

91

Consolidated Statements of Changes in Equity

92

Consolidated Statements of Cash Flows

93

Notes to the Half-Year Consolidated Financial Statements

95

Certification of the Half-Year Condensed Consolidated Financial Statements at June 30,
2013 pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with
Amendments and Additions                                                                                                                 181

Auditors’ Report on the Review of the Condensed Consolidated Interim Financial Statements

182

Useful Information

184

This document has been translated into English solely for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

The Telecom Italia Group

The Business Units

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC • Consumer • Business • National Wholesale • Other (Support Structures)
INTERNATIONAL WHOLESALE Telecom Italia Sparkle Group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus Group

BRAZIL

The Brazil Business Unit (Tim Brasil group) offers services using UMTS and GSM technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. – Intelig Telecomunicações Ltda – Tim Celular S.A.

ARGENTINA

The Argentina Business Unit (Sofora - Telecom Argentina group) operates in Argentina and Paraguay. Specifically, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal (with the Personal brand), and in Paraguay it operates in mobile telecommunications with the company Núcleo.

Sofora Telecomunicaciones S.A. (Sofora) • Nortel Inversora S.A. – Telecom Argentina S.A. – Telecom Argentina USA Inc. – Telecom Personal S.A. – Núcleo S.A. (Paraguay)

MEDIA
Media operates in the management of analog and digital broadcasting networks, accessory services of television broadcasting platforms and the television broadcasting segment through the MTV Group.	Telecom Italia Media S.p.A. • TI Media Broadcasting S.r.l. (network operator) • MTV group

OLIVETTI

Olivetti operates in the sector of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. The reference market is focused mainly in Europe, Asia and South America.

Olivetti S.p.A. • Advalso S.p.A. • Olivetti I-Jet S.p.A. • European Affiliates

Board of Directors

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Elio Cosimo Catania (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti Fabrizio Riccardo Di Giusto

Key Operating and Financial Data - Telecom Italia Group

Half-year 2013 Highlights

The first half of 2013 continued to be affected by the fragility of the domestic economic environment and by a reduction in economic growth in Latin American countries. Along with the continuing unfavorable economic scenario, in Italy downwards pressure on prices continued, particularly in the Mobile Consumer market. In the second quarter, it was decided to respond firmly to this trend with highly competitive deals, investing a portion of profits to clear the way for defense and net acquisition of customers, also using innovative convergent fixed-mobile deals. In addition to that market context, the results were also significantly affected by the adverse impact of regulatory factors.

Although the overall conditions for the second part of the year continue to appear challenging, the Company expects a gradual easing of competitive pressure, particularly on Mobile prices, and a more stable regulatory framework.

In this context, Telecom Italia is implementing significant actions to increase operating efficiency and safeguard the deleverage objective. All the opportunities offered by the announced project of structural separation of the fixed-line access network will be pursued, and we will continue to assess future opportunities for consolidation in the mobile business.

More specifically, in the first half of 2013:

•

Consolidated revenues dropped year-on-year (-2.7% in organic terms) to 13.8 billion euros, while EBITDA fell to 5.2 billion euros, down 10.6% (-6.8% in organic terms).

•

In organic terms, operating profit (EBIT) decreased by 13% compared to the first half of 2012. In reported terms, EBIT in the first half of 2013 came to 0.4 billion euros, also as a result of a goodwill impairment loss for Core Domestic totaling 2.2 billion euros.

•

Profit (loss) for the period attributable to Owners of the Parent showed a loss of 1.4 billion euros. Excluding the impact of the aforementioned goodwill impairment loss, profit for the period would have been 0.8 billion euros (profit of 1.2 billion euros in the first half of 2012).

•

Cash flow in the first half of the year, which is already usually lower than in the second half of the year, was impacted to a greater extent, in the first six months of 2013, by the seasonal trend in bills payable in the last half of the previous year. Dividends and taxes were also paid totaling 0.7 billion euros, a decrease of approximately 0.5 billion euros compared to the same period of the previous year.

•

Adjusted Net Financial Debt consequently came to 28.8 billion euros, up 0.5 billion euros compared to the end of 2012 and down 1.5 billion euros compared to June 30, 2012.

Financial Highlights

(millions of euros)		1st Half	1st Half	% Change
		2013	2012	Reported	Organic

Revenues		13,760	14,793	(7.0)	(2.7)
EBITDA	(1)	5,236	5,859	(10.6)	(6.8)
EBITDA Margin		38.1%	39.6%	(1.5) pp
Organic EBITDA Margin		38.9%	40.7%	(1.8) pp
EBIT before goodwill impairment loss		2,540	3,199	(20.6)
Goodwill impairment loss		(2,187)	−	-
EBIT	(1)	353	3,199	(89.0)	(13.0)
EBIT Margin		2.6%	21.6%	(19.0) pp
Organic EBIT Margin		20.1%	22.5%	(2.4) pp
Profit (loss) for the period attributable to owners of the Parent		(1,407)	1,242
Capital expenditures (CAPEX)		2,193	2,269	(3.3)
		6/30/2013	6/30/2012	12/31/2012
Adjusted net financial debt	(1)	28,813	30,360	28,274
Change on 6/30/2013			(1,547)	539

1)

Details are provided under “Alternative Performance Measures”.

Consolidated Operating Performance

Revenues

Revenues amounted to 13,760 million euros in the first half of 2013, down 7% from 14,793 million euros in the first half of 2012. The drop of 1,033 million euros was mainly driven by falling revenues for the Domestic Business Unit (-944 million euros) and Brazil Business Unit (-113 million euros, due to the reais/euro exchange rate), whereas the Argentina Business Unit recorded growth (+67 million euros). In terms of organic change, consolidated revenues fell by 2.7% (-375 million euros).

Specifically, the organic change in revenues is calculated by excluding:

•

the effect of the change in exchange rates,(1) totaling -634 million euros, mainly relating to the Brazil Business Unit (-352 million euros) and the Argentina Business Unit (-280 million euros);

•

the effect of the change in the scope of consolidation (-33 million euros) resulting from the sale of the company Matrix (Other Operations) on October 31, 2012 and of La7 S.r.l. (Media) on April 30, 2013.

The breakdown of revenues by operating segment is the following:

(millions of euros)	1st Half 2013		1st Half 2012		Change
		% of total		% of total	amount	%	% organic

Domestic	8,104	58.9	9,048	61.2	(944)	(10.4)	(10.5)
Core Domestic	7,687	55.9	8,570	57.9	(883)	(10.3)	(10.4)
International Wholesale	596	4.3	709	4.8	(113)	(15.9)	(15.7)
Brazil	3,620	26.3	3,733	25.2	(113)	(3.0)	7.1
Argentina	1,890	13.7	1,823	12.3	67	3.7	22.5
Media, Olivetti and Other Operations	212	1.5	290	2.0	(78)
Adjustments and Eliminations	(66)	(0.4)	(101)	(0.7)	35
Consolidated Total	13,760	100.0	14,793	100.0	(1,033)	(7.0)	(2.7)

The breakdown of revenues by operating segment is the following:

The Domestic Business Unit (divided into Core Domestic and International Wholesale) recorded a decline of 951 million euros (-10.5%) in organic revenues for the first half of 2013, compared to the corresponding period of 2012.

This trend is partly attributable to regulatory issues, such as the entry into force of new mobile termination rates (MTR), which are 72% lower than those applicable in the same period of 2012 (1.5 euro cents compared to 5.3 euro cents in the same period of 2012), with a negative impact on the income statement of -247 million euros compared to the first half of 2012, as well as the recent AGCom decisions regarding rates for access to the copper network (-58 million euros compared to the first half of 2012). In the final figures for the first half of 2013, Telecom Italia applied – with retroactive effect as of January 1, 2013 – the values set forth in the two tables in the measure on rates for 2013 relating to wholesale access fees for the copper network (Local Loop Unbundling, naked bitstream, shared bitstream), recently notified by AGCom to the European Commission, which has a term of thirty days to make any comments. Moreover, Telecom Italia believes that those decisions on 2013 rates have aspects that conflict with the European regulatory framework, and has reserved the right to provide the European Commission with its comments. If these decisions are confirmed, Telecom Italia will lodge an appeal with the competent legal forums.

The performance of the domestic market was also affected by the deterioration in the macroeconomic environment and a much more competitive scenario, especially in Mobile services.

In detail:

•

Organic revenues from services amounted to 7,784 million euros, down 10.6% compared to the corresponding period of 2012. Specifically, revenues from services in the Mobile business came to 2,604 million euros (3,179 million euros in the first half of 2012) a decrease of 575 million euros    (-18.1% compared to the corresponding period of 2012). Revenues from services in the Fixed-line business came to 5,835 million euros (6,329 million euros in the first half of 2012), and were down 494 million euros (-7.8% compared to the corresponding period of 2012);

•

Products recorded revenues of 320 million euros, in decline compared to the same period of 2012   (-23 million euros). This negative trend is mainly attributable to Fixed-line products (corded phones, PCs, routers, etc.), as a result of a contraction in the market, as well as a more selective commercial strategy to defend the profit base.

As for the Brazil Business Unit, organic revenues grew 7.1% in the first half of 2013 compared to the corresponding period of the prior year. Revenues from services continued their positive trend (+1.9% compared to the first half of 2012), driven by growth in the customer base (reaching approximately 72 million lines at June 30, 2013, up 2.6% compared to December 31, 2012). Handset revenues also showed a positive trend (+47.9% compared to the first half of 2012).

For the Argentina Business Unit, organic revenues increased 22.5% compared to the first half of 2012 (+347 million euros). In particular, mobile business revenues recorded growth of 25.0%, while the fixed-line segment, which is coming out of a decade of partially blocked regulated rates, grew by 16.0% year-on-year.

An in-depth analysis of revenue performance by individual Business Unit is provided under “Key Operating and Financial Data - The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA totaled 5,236 million euros, down 623 million euros compared to the first half of 2012 (-10.6%); the EBITDA margin was 38.1% (39.6% in the first half of 2012). In organic terms, EBITDA fell by 391 million euros (-6.8%) year-on-year, while the EBITDA margin was down 1.8 percentage points, from 40.7% in the first half of 2012 to 38.9% in the first half of 2013. The drop in the margin was due to a higher percentage of revenues coming from South America, where margins are lower than those of the Domestic Business.

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	1st Half 2013		1st Half 2012		Change
		% of total		% of total	amount	%	% organic

Domestic	3,824	73.0	4,406	75.2	(582)	(13.2)	(10.9)
EBITDA Margin	47.2		48.7			(1.5) pp	(0.1) pp
Brazil	919	17.6	987	16.8	(68)	(6.9)	2.8
EBITDA Margin	25.4		26.5			(1.1) pp	(1.1) pp
Argentina	537	10.3	550	9.4	(13)	(2.4)	15.5
EBITDA Margin	28.4		30.2			(1.8) pp	(1.8) pp
Media, Olivetti and Other Operations	(40)	(0.8)	(81)	(1.3)	41
Adjustments and Eliminations	(4)	(0.1)	(3)	(0.1)	(1)
Consolidated Total	5,236	100.0	5,859	100.0	(623)	(10.6)	(6.8)
EBITDA Margin	38.1		39.6			(1.5) pp	(1.8) pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•

Acquisition of goods and services (6,154 million euros; 6,500 million euros in the first half of 2012). The reduction of 346 million euros was mainly attributable to the Domestic Business Unit, which saw a decrease of 367 million euros compared to the first half of 2012, largely due to lower amounts payable to other operators. This was offset by the growth in purchases by the Brazil Business Unit (+19 million euros, net of a negative exchange rate effect of 213 million euros) and the Argentina Business Unit (+34 million euros, net of a negative exchange rate effect of 129 million euros).

•

Employee benefits expenses (1,931 million euros; 2,006 million euros in the first half of 2012).

These decreased by 75 million euros. The change was influenced by:

–

an 88 million euro decrease in employee benefits expenses in Italy, primarily due to lower ordinary personnel costs and charges, which fell by 71 million euros, and the exit of Matrix and La7 S.r.l. from the Group’s scope of consolidation, for 21 million euros.

This decrease was offset by higher restructuring expenses for a total of 5 million euros. These expenses included 21 million euros for the first half of 2013, recognized following the framework agreement signed by the Parent with the Trade Unions on March 27, 2013 (including 18 million euros from the Parent, 2 million euros from TI Information Technology and 1 million euros from TI Sparkle) and the charge of 16 million euros, posted in the first half of 2012, resulting from the agreements signed with the Trade Unions of Olivetti I-Jet and its subsidiary Olivetti Engineering S.A., for the purpose of managing redundant staff of the company placed in liquidation;

–

a 13 million euros increase in employee benefits expenses in our foreign businesses,

connected with the growth in the average workforce, which rose to 839 employees across the

Brazil and Argentina Business Units.

•

Other operating expenses (941 million euros; 897 million euros in the first half of 2012).

These increased by 44 million euros compared to the first half of 2012.

This increase was primarily attributable to the Domestic Business Unit (+64 million euros,

including 84 million euros relating to the estimate of the charges connected with the fine imposed by the Italian Antitrust Authority (AGCM) – challenged by Telecom Italia – relating to the A428 proceedings) and to the Argentina Business Unit (+25 million euros,

including a negative exchange rate effect of 30 million euros), and only partly offset by the reduction in other operating expenses of the Brazil Business Unit (-32 million euros,

including a negative exchange rate effect of 35 million euros).

In detail:

–

Write-downs and expenses in connection with credit management (236 million euros;

270 million euros in the first half of 2012) consisted of 154 million euros (174 million euros in the first half of 2012) for the Domestic Business Unit, 53 million euros (49 million euros in the first half of 2012) for the Brazil Business Unit, and 24 million euros (26 million euros in the first half of 2012) for the Argentina Business Unit;

–

Provision charges (60 million euros; 56 million euros in the first half of 2012)

consisted of 39 million euros (35 million euros in the first half of 2012) for the Brazil

Business Unit, 12 million euros (6 million euros in the first half of 2012) for the

Argentina Business Unit, and 8 million euros (13 million euros in the first half of

2012) for the Domestic Business Unit;

–

Telecommunications operating fees and charges (292 million euros; 337 million euros in the first half of 2012) consisted of 226 million euros (272 million euros in the first half of 2012) for the Brazil Business Unit, 36 million euros (35 million euros in the first half of 2012) for the Argentina Business Unit, and 30 million euros (30 million euros in the first half of 2012) for the Domestic Business Unit;

–

Sundry expenses, amounting to 108 million euros (20 million euros in the first half of

2012), mainly referred to the Domestic Business Unit and included 84 million euros relating to the estimate of the charges for the aforementioned fine imposed by the

Italian Antitrust Authority (AGCM), on conclusion of the A428 proceedings. Telecom

Italia has lodged an appeal against the fine before the Administrative Court (TAR) for

Lazio.

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Half	1st Half	Change
	2013	2012

Amortization of intangible assets with a finite useful life	1,124	1,076	48
Depreciation of property, plant and equipment – owned and leased	1,465	1,600	(135)
Total	2,589	2,676	(87)

The reduction in overall depreciation and amortization was mainly attributable to the Domestic Business Unit (-30 million euros), as a result of the decrease in depreciation of property, plant and equipment, which was offset by the increase in amortization of intangible assets, primarily due to the entry into force from January 1, 2013 of the user rights on the LTE frequencies (33 million euros). The reduction was also attributable to the Brazil (-28 million euros) and Argentina (-9 million euros) Business Units, which, however, included negative exchange rate effects of 50 million euros and 45 million euros. Net of this exchange rate effect, depreciation and amortization would have increased (+22 million euros for the Brazil Business Unit and +37 million euros for the Argentina Business Unit).

Gains (losses) on disposals of non-current assets

This item shows a loss of 81 million euros, mainly including the realized loss, which includes incidental costs of 105 million euros from the sale of La7 S.r.l.. On March 6, 2013, Telecom Italia Media and Cairo Communication signed an agreement for the sale of 100% of La7 S.r.l. The sale was completed on April 30, 2013, once authorization for the transaction was received, as required by law.

The overall impact of the sale, considering the performance of La7 S.r.l. up until the disposal date of the asset, will be approximately -130 million euros for 2013, inclusive of non-controlling interests. The final calculations of the exact amount of the specific equity and the resulting total charges to the income statement of the Telecom Italia Group are still under way, and are expected to be concluded by the end of 2013.

This charge was offset by net capital gains on non-current assets totaling 24 million euros, of which 18 million euros relating to the sale of a property by the Brazilian company Telecom Italia Latam Participações and Gestão Administrativa Ltda.

In the first half of 2012 the item recorded a positive 16 million euros.

Impairment reversals (losses) on non-current assets

In the first half of 2013, these amounted to 2,213 million euros, and mainly referred to the impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic Cash-Generating Unit (CGU) in the Domestic Business Unit.

Specifically, in the first half of 2013, the Group, as in previous years, repeated the impairment test on goodwill. The results of this testing led to an impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic Cash Generating Unit. This valuation, in compliance with the Group’s specific procedures, considered the deterioration of the macroeconomic context, both in general terms, referring to the trend in the Italian economic outlook, and in specific terms, in relation to the management’s expectations of the forecast impact, on the entire year 2013 and coming years, of the recent AGCom decisions on wholesale copper network access rates, as well as the commercial performance of the Domestic Business Unit Domestic in the first half of 2013. The valuation also considered analyst forecasts of the expected performance of the Business Unit, as well as the performance of financial indicators and interest rates.

Further details are provided in the Note “Goodwill” in the half-year condensed consolidated financial statements at June 30, 2013 of the Telecom Italia Group.

This item also includes impairment losses on non-current assets of 26 million euros for the Argentina Business Unit, relating to tangible assets and connected IT systems on several business projects and IT platforms which the company decided to abandon.

In the first half of 2012 the item amounted to zero.

EBIT

EBIT amounted to 353 million euros (3,199 million euros in the first half of 2012) and was impacted by the above-mentioned goodwill impairment loss of 2,187 million euros on the Domestic business.

Organic EBIT totaled 2,763 million euros, down 412 million euros (-13%) compared to the first half of 2012; the organic EBIT margin was 20.1% (22.5% in the first half of 2012).

Finance income (expenses)

Finance income (expenses) recorded net expenses of 949 million euros (net expenses of 917 million euros in the first half of 2012), an increase of 32 million euros year-on-year.

The increase in expenses was linked to the trend in the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation (unrealized accounting changes which do not result in any actual monetary settlement) which were offset by the positive effect, of approximately 30 million euros, resulting from the adoption of IFRS 13 starting from the first half of 2013. As this standard requires the reflection of the risk of default by Telecom Italia and its bank counterparts, its introduction generated a positive effect on the Group, as the debt positions in the derivatives portfolio, that are higher than the credit positions, are reduced in order to reflect this risk.

Starting from January 1, 2013, finance expenses incurred through the acquisition, by the Domestic Business Unit, of user licenses to LTE mobile frequencies were no longer capitalized as the assets to which they refer entered into operation during the period.

Income tax expense

The item totaled 633 million euros, down 189 million euros on the first half of 2012, largely due to the smaller taxable base of the Parent Telecom Italia.

Profit (loss) for the period

Profit (loss) for the period breaks down as follows:

(millions of euros)	1st Half	1st Half
	2013	2012

Profit (loss) for the period	(1,224)	1,456
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(1,410)	1,242
Profit (loss) from Discontinued operations/non-current assets held for sale	3	−
Profit (loss) for the period attributable to owners of the Parent	(1,407)	1,242
Non-controlling interests:
Profit (loss) from continuing operations	183	214
Profit (loss) from discontinued operations/non-current assets held for sale	−	−
Profit (loss) attributable to non-controlling interests	183	214

Key Operating and Financial Data –
The Business Units of the Telecom Italia Group

Domestic

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%	% organic

Revenues	8,104	9,048	(944)	(10.4)	(10.5)
EBITDA	3,824	4,406	(582)	(13.2)	(10.9)
EBITDA Margin	47.2	48.7		(1.5) pp	(0.1) pp
EBIT	(147)	2,605	(2,752)		(17.0)
EBIT Margin	(1.8)	28.8		(30.6)pp	(2.1) pp
Headcount at period-end (number)	52,997	(*) 53,224	(227)	(0.4)

(*) Headcount at December 31, 2012.

Fixed

	6/30/2013	12/31/2012	6/30/2012
Physical accesses at period-end (thousands) (1)	20,788	21,153	21,382
of which Retail physical accesses at period-end (thousands)	13,555	13,978	14,277
Domestic BU broadband accesses at period-end (thousands) (2)	8,794	8,967	9,022
of which Retail broadband accesses at period-end (thousands)	6,933	7,020	7,037
Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	114.7	114.5	112.5
access and carrier network in optical fiber (millions of km - fiber)	6.1	5.7	4.8
Total traffic:
Minutes of traffic on fixed-line network (billions)	47.3	101.8	53.4
Domestic traffic	40.0	85.9	45.5
International traffic	7.3	15.9	7.9
DownStream and UpStream traffic volumes (PBytes)	1,238	2,202	1,071

(1)

Excludes full-infrastructured OLOs and WIMAX.

(2)

Excludes LLU and NAKED, satellite and full-infrastructured OLOs, and WIMAX.

Mobile (1)

	6/30/2013	12/31/2012	6/30/2012
Number of lines at period-end (thousands)	31,706	32,159	32,225
Change in lines (%)	(1.4)	(0.2)	0.0
Churn rate (%) (2)	14.4	26.6	12.9
Total average outgoing traffic per month (millions of minutes)	3,544	3,664	3,076
Total average outgoing and incoming traffic per month (millions of minutes)	4,948	4,921	4,935
Mobile browsing volumes (PBytes) (3)	48.3	93.1	45.5
Average monthly revenues per line (in euros) (4)	13.2	15.5	16.0

(1)

Following checks on systems that manage our Mobile Customer base, the need to update technical configuration and clarify our corporate regulations on rechargeable SIM cards extension (beyond the initial timeline following first activation - 13 or 24 months according to the offering) was felt.

Therefore, new “Guidelines” were drafted listing after-sale marketing cases where the life of rechargeable SIM cards can be extended. Monitoring on management systems was concurrently started to eliminate cases of SIM card extension that are no longer within the scope of the above Guidelines.

To manage and rationalize extensions, a decision was taken to set up a working group with the following goals: a) update and finally validate Guidelines and corporate procedures for the listing of rechargeable SIM card extensions following after-sale deals; b) define exactly those SIM cards that may be extended except for a lack of compliance with the above Guideline; c) deactivate those SIM cards which result to be active only based on extension cases which are no longer part of the updated set of rules.

(2)

The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3)

National traffic excluding roaming.

(4)

The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating Units (CGU):

•

Core Domestic: includes all telecommunications activities inherent to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

–

Consumer: comprises the aggregate of voice and Internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets and also public telephony;

–

Business: expanded as of the beginning of 2013 to include Top customers, the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs),

Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile

telecommunications markets;

–

National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

–

Other (Support Structures): includes:

–

Technology & IT: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding customer services in addition to the development and operation of information services;

–

Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

•

International Wholesale: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and Internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Main financial data

Key results for the first half of 2013 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first half of 2012.

Core Domestic

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%	% organic

Revenues	7,687	8,570	(883)	(10.3)	(10.4)
Consumer	4,012	4,432	(420)	(9.5)	(9.5)
Business (1)	2,627	3,013	(386)	(12.8)	(12.8)
National Wholesale	964	1,035	(71)	(6.9)	(7.7)
Other	84	90	(6)	(6.7)	(6.7)
EBITDA	3,731	4,309	(578)	(13.4)	(11.0)
EBITDA Margin	48.5	50.3		(1.8) pp	(0.3) pp
EBIT	(193)	2,556	(2,749)		(17.3)
EBIT Margin	(2.5)	29.8		(32.3) pp	(2.3) pp
Headcount at period-end (number)	52,048	(*) 52,289	(241)	(0.5)

(*)

Headcount at December 31, 2012.

(1)

Includes Top customers as of January 1, 2013. Figures for the periods under comparison have been restated accordingly.

International Wholesale

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%	% organic

Revenues	596	709	(113)	(15.9)	(15.7)
of which third party	425	500	(75)	(15.0)	(14.7)
EBITDA	96	103	(7)	(6.8)	(4.9)
EBITDA Margin	16.1	14.5		1.6 pp	1.9 pp
EBIT	45	50	(5)	(10.0)	(8.0)
EBIT Margin	7.6	7.1		0.5 pp	0.6 pp
Headcount at period-end (number)	949	(*) 935	14	1.5

(*)

Headcount at December 31, 2012.

Revenues

In a negative economic scenario – worse than expectations, which forecasted a recovery during the year – and a market environment of stiff competition with accelerating price reductions (particularly in the Mobile business and traditional services), the decline in revenues was also significantly influenced by several additional regulatory changes.

Specifically, revenues were affected by the entry into force as of January 1, 2013 of new mobile termination rates (MTR), which are a further 40% lower than the rates applicable in the second half of 2012 and 72% lower than those applicable in the first half of 2012 (1.5 euro cents per minute versus 5.3 euro cents in the first half of 2012, and 2.5 euro cents in the second half of 2012). Revenues were also affected by recent decisions of the AGCom regarding copper network access rates. In the final figures of the first half of 2013, Telecom Italia applied – with retroactive effect as of January 1, 2013 – the values contained in the two draft measures on rates for 2013 relating to wholesale access fees for the copper network (Local Loop Unbundling, naked bitstream, shared bitstream), recently notified by

AGCom to the European Commission, which has a term of thirty days to make any comments. Moreover, Telecom Italia believes that those decisions on 2013 rates have aspects that conflict with the European regulatory framework, and has thus reserved the right to provide the European Commission with its comments. If these decisions are confirmed, Telecom Italia will lodge an appeal with the competent legal forums.

The performance of revenues was also impacted by the introduction of a price cap on roaming traffic at European level in July 2012.

In this scenario, revenues in the first half of 2013 fell by 10.5% in organic terms year-on-year, showing a slightly downward trend with respect to the first quarter of 2013, (when the figure declined by 10.1% year-on-year). Excluding the impact of the reduction in the new mobile termination rates (MTR), of 247 million euros, and the aforementioned change in rates for wholesale access to the copper network, amounting to 58 million euros, the performance in the first half 2013 would have been -7.1% on the same period of the previous year, with a trend more or less in line with the first part of 2013.

Falling revenues were primarily attributable to the decline in revenues from traditional services, which were only marginally offset by the growth in innovative services, especially Fixed-line Broadband, ICT and Mobile Internet in the Consumer segment.

In detail:

•

Consumer: revenues for the Consumer segment amounted to 4,012 million euros, decreasing 420 million euros compared to the first half of 2012 (-9.5%). This performance continued the decline compared to previous periods (-8.9% in the first quarter of 2013), specifically attributable to the sharp erosion of revenues in the Mobile business (-16.4% compared to -14.7% in the first quarter of 2013), due to strong competition, the resulting loss of Customer Base (approximately -5% compared to June 30, 2012 and -3% compared to December 31, 2012) and the negative impact of the reduction in termination rates (-216 million euros on Mobile business in the first half). The fall in revenues was entirely attributable to lower revenues from services (-383 million euros or -17.5%), especially revenues from traditional Mobile Voice services (-350 million euros, partly affected by the aforementioned introduction of the new termination rates – MTR, amounting to -186 million euros on the Consumer segment), Fixed-line Voice services (-91 million euros) and Messaging (-44 million euros), which were only partially offset by growth in Mobile Internet revenues (+22 million euros) and Fixed-line Broadband revenues (+18 million euros).

•

Business: revenues for the Business segment in the first half of 2013 totaled 2,627 million euros, representing a fall of 386 million euros (-12.8%) compared to the corresponding period of 2012. The decline was largely due to revenues from services (-367 million euros), which fell by -202 million euros in the Mobile segment (-22.5%) and by -182 million euros (-9.1%) in the Fixed-line segment. Lower Mobile revenues were partly due to the drop in revenues from voice traffic, affected by the introduction of new mobile termination rates (-61 million euros on the Business segment), but also by a reduction in ARPU and, to a lesser extent, by the erosion of the human customer base (-2% versus June 30, 2012) in the SOHO and SME segments in particular. The Fixed-line business continued to feel the effect of the cooling of demand, due to the economic recession and the contraction in prices on the more traditional voice and data services.

•

National Wholesale: revenues for the Wholesale segment in the first half of 2013 totaled 964 million euros, down 71 million euros (-6.9%) compared to the same period of 2012, entirely attributable to the above-mentioned regulatory price reductions on LLU, Bitstream, Wholesale Line Rental access and termination.

International Wholesale Revenues

International Wholesale revenues in the first half of 2013 totaled 596 million euros, down 113 million euros (-15.9%) year-on-year. The decline involved Voice services in particular (-90 million euros; -18%), following the annual review of bilateral accords and transit arrangements, which resulted in the decision to focus on renewing agreements offering higher margins. Revenues from IP/Data services were down   (-10 million euros, -7%) mainly in the capital market segment. Despite the overall increase in total bandwidth sold, the market suffered from an increasingly competitive scenario and the resulting fall in prices. Also down, particularly in the Domestic component, was the business MNC’s segment (-11 million euros, -27%). Against these reductions, the greater focus on higher margin international traffic and the continuous cost-cutting attention and actions, generated an EBITDA in the half year of

96 million euros, with an increase in profitability of approximately 2 percentage points compared to the same period of 2012, though slightly down in actual amount.

EBITDA

EBITDA of the Domestic Business Unit was 3,824 million euros in the first half of 2013, down 582 million euros compared to the first half of 2012 (-13.2%). The EBITDA margin stood at 47.2%, down slightly by -1.5 percentage points year-on-year. The result reflects the contraction in revenues from services (-921 million euros compared to the corresponding period of 2012) and the impact of the Antitrust penalty relating to the A428 proceedings (84 million euros), which were only partly offset by the lower revenues due to other TLC operators (mainly attributable to lower termination rates) and by efficiencies achieved through the selective control and containment of operating expenses.

Organic EBITDA in the first half of 2013 amounted to 3,943 million euros (-480 million euros or -10.9% compared with the first half of 2012), with an organic EBITDA margin of 48.7%, substantially in line with the same period of the previous year (-0.1 percentage points). Without the reduction in fees for wholesale access to the network, EBITDA would have been down 9.6%.

With regard to the change in the main costs, the following is noted:

(millions of euros)	1st Half 2013	1st Half 2012	Change

Acquisition of goods and services	2,869	3,236	(367)
Employee benefits expenses	1,429	1,472	(43)
Other operating expenses	365	301	64

In particular:

•

acquisition of goods and services fell by 367 million euros (-11.3%) compared to the same period of 2012. This reduction was mainly due to a decline in revenues due to other TLC operators, owing principally to the reduction in Mobile termination rates, but also to efficiency measures and containment of fixed costs;

•

employee benefits expenses fell by 43 million euros, from 1,472 million euros in the first half of 2012 to 1,429 million euros in the first half of 2013. The drop was mainly due to lower ordinary personnel costs, which were offset by expenses for mobility under Law 223/91, totaling 21 million euros, recognized after a framework agreement was reached by the Parent Telecom Italia with Trade Unions on March 27, 2013;

•

other operating expenses increased by 64 million euros compared to the same period of 2012. These included 84 million euros relating to the estimate of the charges for the fine imposed by the Italian Antitrust Authority (AGCM) on conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) for Lazio. However, this effect was partly offset by the reduction in expenses in connection with credit management (-20 million euros compared to the first half of 2012), mainly attributable to the reduction in credits sold.

Details of other operating expenses are shown in the table below:

(millions of euros)	1st Half 2013	1st Half 2012	Change

Write-downs and expenses in connection with credit management	154	174	(20)
Provision charges	8	13	(5)
Telecommunications operating fees and charges	30	30	-
Indirect duties and taxes	54	51	3
Sundry expenses	119	33	86
Total	365	301	64

EBIT

EBIT came to -147 million euros, down 2,752 million euros compared to the first half of 2012 (2,605 million euros). This figure was driven down specifically by the goodwill impairment loss on the Domestic Cash Generating Unit of 2,187 million euros, recorded based on the results of the impairment testing.

In organic terms, calculated excluding in particular the aforementioned goodwill impairment loss, EBIT came to 2,159 million euros, down 443 million euros (-17%) compared to the first half of 2012 (2,602 million euros); with an organic EBIT margin of 26.6% in the first half of 2013, down from the 28.7% recorded for the first half of 2012.

Brazil

	(millions of euros)		(millions of Brazilian reais)
	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Revenues	3,620	3,733	9,655	9,016	639	7.1
EBITDA	919	987	2,452	2,385	67	2.8
EBITDA Margin	25.4	26.5	25.4	26.5		(1.1) pp
EBIT	420	460	1,121	1,110	11	1.0
EBIT Margin	11.6	12.3	11.6	12.3		(0.7) pp
Headcount at period-end (number)			11,494	(*) 11,622	(128)	(1.1)

(*)

Headcount at December 31, 2012.

	1st Half 2013	1st Half 2012

Number of lines at period-end (thousands)	72,181	(1)70,362
MOU (minutes/month)(2)	146.0	126.9
ARPU (reais)	18.3	18.7

(1) Number at December 31, 2012.

(2) Net of visitors.

Main financial data

Revenues

Revenues for the first half of 2013 amounted to 9,655 million reais, up 639 million reais on the same period of 2012 (+7.1%). Service revenues totaled 8,152 million reais, up from 8,000 million reais for the same period of 2012 (+1.9%). Revenues from product sales were up from 1,016 million reais in the first half of 2012 to 1,503 million reais in the first half of 2013 (+47.9%), reflecting the Company’s strategy of market penetration with high-end handsets (smartphones/web phones) and tablets as an important lever for the expansion of revenues from data services.

Mobile Average Revenue Per User (ARPU) was 18.3 reais in the first half of 2013 compared with 18.7 reais in the same period of 2012 (-2.1%). The performance of ARPU and revenues from services not only reflected competitive pressures that have led to a decline in revenue per user in the voice business, but also the lower mobile operator network interconnection rate.

The total number of lines at June 30, 2013 was 72.2 million, 2.6% higher than at December 31, 2012, representing a 27.2% market share in terms of lines.

EBITDA

EBITDA in the first half of 2013 amounted to 2,452 million reais, an improvement of 67 million reais (+2.8%) year-on-year. Growth in EBITDA was driven by higher revenues, mainly from value-added services, which were partially offset by higher termination costs due to increased traffic volumes and by industrial costs and employee benefits expenses. The EBITDA margin came to 25.4%, 1.1 percentage points lower than in the first half of 2012.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	2,274	2,255	6,066	5,447	619
Employee benefits expenses	179	177	479	427	52
Other operating expenses	341	373	908	900	8
Change in inventories	(42)	(17)	(113)	(41)	(72)

•

acquisition of goods and services: totaled 6,066 million reais (5,447 million reais in the first half of 2012). The 11.4% increase year-on-year (+619 million reais) breaks down as follows:

+471	million reais for purchases referring primarily to product cost;
+ 54	million reais for rent and lease costs;
+ 94	million reais for external service costs;

•

employee benefits expenses, amounting to 479 million reais, were up 52 million reais compared with the first half of 2012 (+12.2%). The average workforce grew from 9,795 employees in the first half of 2012 to 10,506 employees in the first half of 2013. The percentage of employee benefits expenses to revenues was 5%, increasing 0.3 percentage points compared to the first half of 2012;

•

other operating expenses amounted to 908 million reais, an increase of 0.9% (900 million reais in the first half of 2012). The expenses break down as follows:

(millions of Brazilian reais)	1st Half 2013	1st Half 2012	Change

Write-downs and expenses in connection with credit management	141	118	23
Provision charges	103	85	18
Telecommunications operating fees and charges	602	656	(54)
Indirect duties and taxes	28	17	11
Sundry expenses	34	24	10
Total	908	900	8

EBIT

EBIT was 1,121 million reais, increasing 11 million reais compared to the first half of 2012. This increase was due to higher EBITDA, partially offset by higher depreciation and amortization charges of 59 million reais (1,330 million reais in the first half of 2013, compared to 1,271 million reais in the first half of 2012).

Argentina

	(millions of euros)		(millions of Argentine pesos)
	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Revenues	1,890	1,823	12,712	10,379	2,333	22.5
EBITDA	537	550	3,615	3,131	484	15.5
EBITDA Margin	28.4	30.2	28.4	30.2		(1.8) pp
EBIT	226	255	1,524	1,452	72	5.0
EBIT Margin	12.0	14.0	12.0	14.0		(2.0) pp
Headcount at period-end (number)(*)			16,713	(**) 16,803	(90)	(0.5)

(*) Includes employees with temp work contracts: 1 at June 30, 2013, and 3 at December 31, 2012.

(**) Headcount at December 31, 2012.

	6/30/2013	12/31/2012	Change
			amount	%

Fixed-line
Lines at period-end (thousands)	4,114	4,128	(14)	(0.3)
ARBU (Average Revenue Billed per User) (Argentine pesos)	51.2	47.2 (1)	4.0	8.5
Mobile
Lines at period-end (thousands)	21,688	21,276	412	1.9
Telecom Personal lines (thousands)	19,307	18,975	332	1.7
% postpaid lines (2)	33%	33%	-
MOU Telecom Personal (minutes/month)	95	96 (1)	(1)	(1.0)
ARPU Telecom Personal (Argentine pesos)	63.8	54.6 (1)	9.2	16.8
Núcleo mobile lines (thousands) (3)	2,381	2,301	80	3.5
% postpaid lines (2)	20%	19%	+1pp
Broadband
Broadband accesses at period-end (thousands)	1,634	1,629	5	0.3
ARPU (Argentine pesos)	119.3	96.1 (1)	23.2	24.1

(1)     Figures for the first half of 2012.

(2)

Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.

(3)

Includes WiMAX lines.

Revenues

Revenues for the first half of 2013 amounted to 12,712 million pesos, up by 2,333 million pesos (+22.5%) compared to the first half of 2012 (10,379 million pesos), mainly due to the growth in the mobile customer base compared to the first half of 2012, and the increase in Average Revenue Per User (ARPU). The main source of revenues was mobile telephony, which accounted for about 74% of the consolidated revenues of the Business Unit, an increase of 25% year-on-year.

Fixed-line telephony service: the number of fixed lines at June 30, 2013 decreased slightly compared to the end of 2012. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 8.5% compared to the first half of 2012, thanks to the sale of additional services and the spread of traffic plans.

Mobile telephony service: Telecom Personal mobile lines in Argentina increased by 332 thousand compared to the end of 2012, arriving at a total of 19,307 thousand lines, 33% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew by 16.8% to 63.8 pesos (54.6 pesos in the first half of 2012). A large part of this growth was attributable to value-added services (including SMS messaging and Internet) which together accounted for 56% of revenues from mobile telephony services in the first half of 2013.

In Paraguay, the Núcleo customer base grew about 3.5% compared to December 31, 2012, reaching 2,381 thousand lines, 20% of which are postpaid.

Broadband: Telecom Argentina’s portfolio of broadband lines totaled 1,634 thousand accesses at June 30, 2013, showing substantially no change on the end 2012 figure. ARPU rose by 24.1% to 119.3 pesos (96.1 pesos in the first half of 2012), largely thanks to up-selling strategies and price adjustments.

EBITDA

EBITDA showed an increase of 484 million pesos (+15.5%) compared to the first half of 2012, reaching 3,615 million pesos. The EBITDA margin stood at 28.4%, down 1.8 percentage points compared to the first half of 2012, mainly due to higher employee benefits expenses, and other operating expenses, particularly as a result of the higher indirect tax charges resulting from the increased tax on gross revenues.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	873	839	5,870	4,773	1,097
Employee benefits expenses	280	267	1,883	1,519	364
Other operating expenses	223	197	1,496	1,122	374
Change in inventories	(21)	(28)	(139)	(157)	18

•

acquisition of goods and services: totaled 5,870 million pesos (4,773 million pesos in the first half of 2012). The increase of 23.0% compared to the first half of 2012 (+1,097 million pesos) was mainly due to higher external service costs of 496 million pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise of 391 million pesos;

•

employee benefits expenses: came to 1,883 million pesos, increasing 364 million pesos compared to the first half of 2012 (+24.0%). The increase was driven by salary rises, connected with the periodical review of union agreements, largely linked to inflation, which were only partially offset by the reduction in other employee benefits expenses of a total of approximately 18 million pesos. In addition, the average number of employees working in mobile telephony rose over the period, compared to the first half of 2012. The ratio of employee benefits expenses to total revenues rose to 14.8%, up 0.2 percentage points over the first half of 2012;

•

other operating expenses: amounted to 1,496 million pesos, increasing 33.3% (1,122 million pesos in the first half of 2012). These expenses consisted of the following:

(millions of Argentine pesos)	1st Half 2013	1st Half 2012	Change

Write-downs and expenses in connection with credit management	165	148	17
Provision charges	81	35	46
Telecommunications operating fees and charges	243	196	47
Indirect duties and taxes	1,002	741	261
Sundry expenses	5	2	3
Total	1,496	1,122	374

EBIT

EBIT for the first half of 2013 came to 1,524 million pesos compared to 1,452 million pesos recorded for the same period of last year. The increase of 72 million pesos was substantially due to the improvement in EBITDA, partly offset by increased amortization and depreciation of 247 million pesos, also resulting from the reduction in the useful lives of Customer Relationships at the end of 2012, and impairment losses on non-current assets of 172 million pesos, mainly relating to several business projects and IT platforms which the company decided to abandon.

The EBIT margin stood at 12.0% of revenues (-2.0 percentage points compared to the first half of 2012).

Media

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%	% organic

Revenues	88	119	(31)	(26.1)	(13.7)
EBITDA	(11)	(16)	5	31.2	(57.1)
EBITDA Margin	(12.5)	(13.4)		0.9 pp	(5.6) pp
EBIT	(1) (134)	(46)	(88)	-	6.5
EBIT Margin	-	(38.7)		-	(2.6) pp
Headcount at period-end (number) (°)	208	(*) 735	(527)	(71.7)

(1)

EBIT of the Media Business Unit was driven down by 105 million euros deriving from the loss realized on the sale of La7 S.r.l. on April 30, 2013.

(°) Includes employees with temp work contracts: 9 employees at 6/30/2013 and 36 at 12/31/2012

(*) Headcount at December 31, 2012.

At June 30, 2013, the three digital multiplexes of Telecom Italia Media Broadcasting reached 95% of the Italian population.

Sale of La7 S.r.l.

On April 30, 2013, after authorization for the sale was received, as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication, on the terms and conditions announced to the market in March 2013.

The agreement followed the transfer, effective as of September 1, 2012, of a business area consisting of television assets held by Telecom Italia Media S.p.A. to La7 S.r.l., which at the time was a wholly-owned subsidiary of Telecom Italia Media S.p.A.

The broadcaster was sold at a price of approximately 1 million euros. Prior to the transfer of the investment, La7 S.r.l. was recapitalized by Telecom Italia Media S.p.A. in order to ensure that at the date of the sale the company had a positive net financial position of no less than 88 million euros. The recapitalization also contributed to giving La7 S.r.l. an agreed equity of 138 million euros.

As a result of the transaction, Telecom Italia S.p.A. has waived financial receivables due from Telecom Italia Media S.p.A. for a total amount of 100 million euros. Based on the agreements entered into and also taking account of the expected performance of La7 S.r.l. up to the date of disposal, negative income statement impacts are expected for the entire year 2013 of around 130 million euros, before amounts due to non-controlling interests. The final calculations of the exact amount of the related equity are still under way and are expected to be concluded by the end of 2013.

The sale was part of a broader plan for the corporate restructuring of the Telecom Italia Media Group, begun in 2012.

Sale of MTV Italia S.r.l.

On July 4, 2013 the agreement was signed for the sale of 51% of MTV Italia S.r.l. to Viacom International Media Networks (VIMN).

According to the main terms of the agreement, Viacom International Media Networks shall pay Telecom Italia Media a price of 10 million euros, which will be subject to adjustment on the closing date, based on the change in working capital.

Under the agreement, Telecom Italia Media has committed to waiving financial receivables due from MTV Italia at the signing date, amounting to approximately 9.3 million euros, on completion of the transaction. Completion of the transaction, subject to the authorizations prescribed in the applicable regulations, is expected by September 2013.

Lastly, the parties agreed on the long-term renewal of the supply of transmission capacity and services by Telecom Italia Media Broadcasting S.r.l. to MTV Italia S.r.l.

The operation will have a positive impact on the Telecom Italia Media Group’s results, both in terms of increased earnings and reduced debt.

In light of the sale of La7 S.r.l. and the planned sale of MTV, the table below shows figures for the first half of 2013 and the first half of 2012, restated to exclude the results of both companies.

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%

Revenues	39	38	1	2.6
EBITDA	18	20	(2)	(10.0)
EBITDA Margin	46.2	52.6		(6.4) pp
EBIT	4	7	(3)	(42.9)
EBIT Margin	10.3	18.4		(8.1) pp
Headcount at period-end (number)	85	(*) 88	(3)	(3.4)

(*) Headcount at December 31, 2012.

Revenues

Revenues amounted to 39 million euros in the first half of 2013, increasing 1 million euros compared to 38 million euros in the first half of 2012. The increase of 1 million euros was entirely attributable to the network operator (TIMB), which consequently strengthened the customer base acquired in 2012.

EBITDA

EBITDA was a positive 18 million euros in the first half of 2013, down 2 million euros compared to the first half of 2012. This change was mainly attributable to higher operating expenses of Telecom Italia Media S.p.A., whereas the EBITDA of the network operator (TIMB), amounting to 22 million euros, was substantially in line with the first half of 2012 and reflected the above-mentioned increase in revenues, essentially offset by several provisions charges relating to trade receivables and future expenses allocated during the period.

EBIT

EBIT was a positive 4 million euros, compared to 7 million euros in the first half of 2012, representing a drop of 3 million euros. The figure was driven down essentially by lower EBITDA, as described above, and higher depreciation and amortization charges of the network operator (TIMB) of 1 million euros.

Olivetti

On June 13, 2012 the shareholders’ meeting of the subsidiary Olivetti I-Jet S.p.A. approved the wind-up of the company. Moreover, on July 2, 2013 the start of the winding up of the Swiss subsidiary Olivetti Engineering S.A. was approved.

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%	% organic

Revenues	124	130	(6)	(4.6)	(4.6)
EBITDA	(23)	(38)	15	39.5	(4.5)
EBITDA Margin	(18.5)	(29.2)		10.7 pp	(1.6) pp
EBIT	(25)	(41)	16	39.0	0.0
EBIT Margin	(20.2)	(31.5)		11.3 pp	(1.0) pp
Headcount at period-end (number)	729	(*) 778	(49)	(6.3)

(*)

Headcount at December 31, 2012.

Revenues

Revenues amounted to 124 million euros in the first half of 2013, a decrease of 6 million euros year-on-year (130 million euros in the first half of 2012; -4.6%).

The decrease in revenues was largely linked to lower sales of copying and printing on the Italian market, where customers of SMEs and independent professionals are more exposed to the current market crisis, recording a drop of approximately 9 million euros, including 4 million euros relating to lower sales of photocopiers and related consumables and 5 million euros relating to the decrease in equipment rental. This downturn was offset by the performance of systems and specialized applications, which recorded higher revenues of 4 million euros in the half year (including 3 million euros in Italy and 1 million euros in Europe) and, on the Italian market, the increase in revenues of new services and cloud solutions (+1 million euros).

EBITDA

The item recorded a negative 23 million euros, improving by 15 million euros on the first half of the prior year. Specifically, in the first half of 2012, EBITDA was driven down by provisions for restructuring expenses of 16.5 million euros, made in June 2012 following the start of the winding up of Olivetti I-Jet S.p.A. Excluding those provisions, the organic change would have been -4.5%. The figure for the first half of 2013 was also affected by charges totaling 9 million euros, resulting from a fire which completely destroyed the spare parts warehouse on March 19, 2013. The goods were adequately insured and the Company expects to receive an insurance payout by the end of the current year equal to at least the total damages. Net of this item, the change in EBITDA would have been a positive 8 million euros (+36.4%), thanks to margins substantially holding strong in terms of percentage of sales, and to lower fixed costs (which benefited from the closure of Olivetti’s ink-jet business in 2012). These two factors more than offset the lower absolute margins resulting from the decline in sales.

EBIT

EBIT recorded a negative 25 million euros, an increase of 16 million euros compared to the first half of 2012, when it stood at a negative 41 million euros. The figure was affected by the same factors driving the drop in EBITDA, described above. If the figures had been calculated excluding the aforementioned provisions for restructuring expenses in the first half of 2012 the organic change would have been zero. Excluding the losses for the first half of 2013, deriving from the destruction of the spare parts warehouse, EBIT would have improved by 9 million euros (+36.0%).

Consolidated Financial Position and Cash Flows Performance

Non-current assets

•

Goodwill: decreased 2,309 million euros, from 32,410 million euros at the end of 2012 to 30,101 million euros at June 30, 2013, as a result of the aforementioned goodwill impairment loss of 2,187 million euros for the Domestic-Core Domestic Business Unit and the exchange rate effect of the Brazilian companies. Further details are provided in the Note “Goodwill” in the half-year condensed consolidated financial statements at June 30, 2013 of the Telecom Italia Group.

•

Other intangible assets: decreased 342 million euros, from 7,927 million euros at the end of 2012 to 7,585 million euros at June 30, 2013, as the balance of the following:

–

additions (+1,000 million euros);

–

amortization charge for the period (-1,124 million euros);

–

disposals, exchange differences, reclassifications and other movements (for a net negative.

balance of 218 million euros).

At June 30, 2013, all the user licenses to LTE frequencies acquired by Telecom Italia S.p.A. at the end of 2011 were in use and subject to amortization. Accordingly, no finance expenses remain to be capitalized.

•

Tangible assets: decreased 632 million euros from 15,479 million euros at the end of 2012 to 14,847 million euros at June 30, 2013, as the balance of the following:

–

additions (+1,193 million euros);

–

depreciation charge for the period (-1,465 million euros);

–

disposals, impairment losses, exchange differences, reclassifications and other movements

(for a net negative balance of 360 million euros).

Consolidated equity

Consolidated equity amounted to 20,478 million euros (23,012 million euros at December 31, 2012), of which 16,692 million euros was attributable to owners of the Parent (19,378 million euros at December 31, 2012) and 3,516 million euros was attributable to non-controlling interests (3,634 million euros at December 31, 2012).

In greater detail, the changes in equity were the following:

(millions of euros)	6/30/2013	12/31/2012

At the beginning of the period	23,012	26,694
Total comprehensive income (loss) for the period	(2,006)	(2,649)
Dividends approved by:	(507)	(1,038)
Telecom Italia S.p.A.	(452)	(895)
Other Group companies	(55)	(143)
Issue of equity instruments	−	2
Telecom Argentina group buy-back of treasury shares	(12)	−
Other changes	(9)	3
At the end of the period	20,478	23,012

Cash flows

Adjusted Net Financial Debt came to 28,813 million euros, an increase of 539 million euros compared to the end of 2012, down by 1.5 billion euros compared to June 30, 2012. Cash flow in the first half of 2013, which is usually lower than in the second half of the year, was impacted to a greater extent, in the first six months, by the seasonal trend in bills payable in the last half of the previous year. Dividends and taxes were also paid totaling 0.7 billion euros, a decrease of approximately 0.5 billion euros compared to June 30, 2012.

Adjusted net financial debt during the first half of 2013 was mainly impacted by the following:

Change in adjusted net financial debt

(millions of euros)	1st Half	1st Half	Change
	2013	2012

EBITDA	5,236	5,859	(623)
Capital expenditures on an accrual basis	(2,193)	(2,269)	76
Change in net operating working capital:	(1,728)	(1,329)	(399)
Change in inventories	(96)	(57)	(39)
Change in trade receivables and net amounts due from customers on construction contracts	87	235	(148)
Change in trade payables (*)	(1,504)	(1,336)	(168)
Other changes in operating receivables/payables	(215)	(171)	(44)
Change in provisions for employees benefits	(6)	(6)	−
Change in operating provisions and Other changes	(32)	(12)	(20)
Net operating free cash flow	1,277	2,243	(966)
% of Revenues	9.3	15.2	(5.9) pp

Sale of investments and other disposals flow	(72)	25	(97)
Financial investments flow	(13)	(7)	(6)
Dividend payment	(498)	(1,027)	529
Finance expenses, income taxes and other net non-operating requirements flow	(1,233)	(1,180)	(53)
Reduction/(Increase) in adjusted net financial debt	(539)	54	(593)

 (*)

Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net financial debt during the first half of 2013 was particularly impacted by the following items:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Half 2013		1st Half 2012		Change
		% of total		% of total

Domestic	1,345	61.3	1,333	58.7	12
Brazil	597	27.2	662	29.2	(65)
Argentina	231	10.5	236	10.4	(5)
Media, Olivetti and Other Operations	20	1.0	38	1.7	(18)
Adjustments and Eliminations	−	−	−	−	−
Consolidated Total	2,193	100.0	2,269	100.0	(76)
% of Revenues	15.9		15.3		0.6 pp

Capital expenditures totaled 2,193 million euros in the first half of 2013, decreasing by 76 million euros compared to the first half of 2012. In particular:

•

the Domestic Business Unit reported substantially no change in capex year-on-year; the increase related to the progress of the plans for the creation of next generation networks (LTE and fiber) was offset by less demand for deliveries of new installations due to a slowdown in Fixed-line access sales;

•

the Brazil Business Unit recorded a decrease in capex of 65 million euros compared to the same period of 2012 (inclusive of a negative exchange rate effect of 62 million euros). The reduction was mainly attributable to the trend in new network investments and the establishment of new contracts with key suppliers;

•

the Argentina Business Unit recorded a decrease in capex of 5 million euros, inclusive of a negative exchange rate effect of 36 million euros; net of that effect, capex would have increased. In addition to customer acquisition costs, capital expenditure was aimed at enlarging and upgrading broadband services on the fixed-line network, and at backhauling, to support mobile access growth. Telecom Personal also invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Change in net operating working capital

The change over the period was -1,728 million euros. In particular:

•

the change in trade payables (-1,504 million euros) was linked to a seasonal peak in payments of bills payable. Investment spending and external costs generally peak in the final half of the year, however the related cash flows are largely postponed to the following half due to the normal payment terms and contractually applicable conditions. Specifically, in May 2013, the Brazil Business Unit made a payment of approximately 146 million euros, for the user licenses for fourth generation (4G) mobile telephony frequency bands, purchased at the end of 2012, and for second generation (2G) frequency bands. In addition, in the last quarter of 2012 payments to suppliers slowed down temporarily, by an estimated 300 million euros, due to compliance requirements of new Italian regulations introduced in the second half of the year;

•

the change in other operating receivables/payables (215 million euros) includes a negative amount of around 200 million euros, mainly resulting from the advance payment of taxes on telecommunications operations by the Brazil Business Unit. The taxes are normally paid in the first quarter of every year, and are recognized in the income statement on an accrual basis during the year;

•

the management of trade receivables generated an inflow of 87 million euros in the half year, whereas inventory management produced a net outflow of 96 million euros in the half year, primarily attributable to the Brazil and Domestic Business Units, as a result of mobile handset procurement policies designed to sustain revenues from their sale.

Sale of investments and other disposals flow

This item generated a net requirement of 72 million euros in the first half of 2013, mainly relating to the sale of La7 S.r.l. to Cairo Communication, finalized on April 30, 2013, which generated a net requirement of approximately 114 million euros. This impact was partially offset by the collection of the installments for the sale of the EtecSA Cuba investment, at the end of January 2011, and the proceeds from other sales of tangible and intangible assets.

In the first half of 2012 the item recorded net inflows of 25 million euros, and consisted primarily of the collection of installments on the sale of the EtecSA Cuba investment.

Financial investments flow

This item mainly refers to the buy-back of treasury shares by the Argentina Business Unit for an amount of 12 million euros.

In the first half of 2012 the item consisted mainly of the payment of incidental costs and other payables in connection with the acquisition of investments during the last part of 2011.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, during the first half of 2013, of net finance expenses (1,050 million euros) and income taxes (229 million euros), as well as the change in non-operating receivables and payables.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	6/30/2013	12/31/2012	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	21,705	23,956	(2,251)
Amounts due to banks, other financial payables and liabilities	8,645	8,976	(331)
Finance lease liabilities	1,085	1,159	(74)
	31,435	34,091	(2,656)
Current financial liabilities (*)
Bonds	3,655	3,593	62
Amounts due to banks, other financial payables and liabilities	2,677	2,338	339
Finance lease liabilities	199	219	(20)
	6,531	6,150	381
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	−	−	−
Total Gross financial debt	37,966	40,241	(2,275)
Non-current financial assets
Securities other than investments	(13)	(22)	9
Financial receivables and other current financial assets	(1,540)	(2,474)	934
	(1,553)	(2,496)	943
Current financial assets
Securities other than investments	(1,311)	(754)	(557)
Financial receivables and other current financial assets	(523)	(502)	(21)
Cash and cash equivalents	(4,793)	(7,436)	2,643
	(6,627)	(8,692)	2,065
Financial assets relating to Discontinued operations/Non-current assets held for sale	−	−	−
Total financial assets	(8,180)	(11,188)	3,008
Net financial debt carrying amount	29,786	29,053	733
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(973)	(779)	(194)
Adjusted net financial debt	28,813	28,274	539
Breakdown as follows:
Total adjusted gross financial debt	36,007	37,681	(1,674)
Total adjusted financial assets	(7,194)	(9,407)	2,213
(*) of which current portion of medium/long-term debt:
Bonds	3,655	3,593	62
Amounts due to banks, other financial payables and liabilities	2,020	1,681	339
Finance lease liabilities	199	219	(20)

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, which has been a prominent feature in financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. Having said this and in order to present a more realistic analysis of net financial debt, starting from the Half-Year Financial Report at June 30, 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator has also been presented called “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives (also including the effects of the introduction of IFRS 13 from January 1, 2013) and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual cash settlement.

Sales of receivables to factoring companies

Sales of receivables to factoring companies finalized during the first six months of 2013 resulted in a positive effect on net financial debt at June 30, 2013 of 943 million euros (1,233 million euros at December 31, 2012).

Gross financial debt

Bonds

Bonds at June 30, 2013 were recorded for a total of 25,360 million euros (27,549 million euros at December 31, 2012). Their nominal repayment amount is 24,652 million euros, down 1,671 million euros compared to December 31, 2012 (26,323 million euros).

Changes in bonds over the first half of 2013 are shown below:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073 (1)	Euro	750	3/20/2013

(1)

The hybrid debt securities are Telecom Italia’s first subordinated issue on the euros market. The bond has a tenor of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange.

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Finance S.A. 678 million euros 6.875% (1)	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros at 6.750% (2)	Euro	432	3/21/2013

(1)

Net of buybacks by the Company for 172 million euros during 2011 and 2012.

(2)

Net of buybacks by the Company for 218 million euros during 2011 and 2012.

On June 3, 2013, Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing between June 2014 and October 2015, buying back a total nominal amount of USD 1,577 million (equal to approximately 1.2 billion euros). The repurchased bonds are in the portfolio of the buyer Telecom Italia S.p.A., while at consolidated level the bonds have been eliminated from the liabilities.

Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

Bond Name	Outstanding nominal amount prior to the tender offer	Repurchased nominal amount	Repurchase price

Telecom Italia Capital S.A. USD 1,000 million 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. USD 1,250 million 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. USD 1,400 million 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at June 30, 2013, the nominal amount was 217 million euros and decreased by 13 million euros compared to December 31, 2012 (230 million euros).

Revolving Credit Facility and term loan

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2013:

(billions of euros)	6/30/2013		12/31/2012
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	-	-	1.25	-
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – expiring December 2013	0.2	-	0.2	-
Total	8.2	1.5	9.45	1.5

On May 24, 2012, Telecom Italia entered into an agreement for a Forward Start Facility of 4 billion euros, extending half the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

On March 25, 2013, Telecom Italia signed a new agreement to extend the Revolving Credit Facility (RCF) expiring August 2014, which had already been extended in part in 2012, by an additional 3 billion euros. The extension was obtained through a Forward Start Facility of 3 billion euros which will come into effect in August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and will expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.03 years.

The average cost of the Group’s debt, considered as the annualized cost for the period and resulting from the ratio of debt-related expenses to average exposure, was approximately 5.4%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, reference should be made to the Notes “Financial liabilities (non current and current)” and “Financial risk management” in the Telecom Italia Group Half-year condensed consolidated financial statements at June 30, 2013.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 12,804 million euros at June 30, 2013, corresponding to the sum of cash and cash equivalents and current securities other than investments, totaling 6,104 million euros (8,190 million euros at December 31, 2012), and the committed credit lines, mentioned above, of which a total of 6,700 million euros has not been drawn down. This margin will cover Group Financial Liabilities due beyond the next 24 months. As already noted, the reduction in “Cash and cash equivalents” compared to December 31, 2012 reflected the use of liquidity to repurchase Group obligations.

In particular:

Cash and cash equivalents amounted to 4,793 million euros (7,436 million euros at December 31, 2012). The different technical forms of investing available cash at June 30, 2013, which include Euro Commercial Papers for 100 million euros, may be broken down as follows:

•

Maturities: investments have a maximum maturity of three months;

•

Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality. Investments by the companies in South America are made with leading local counterparts;

•

Country risk: investments are made mainly in major European financial markets.

Securities other than investments amounted to 1,311 million euros (754 million euros at December 31, 2012). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of: Italian treasury bonds (BTPs) purchased by Telecom Italia S.p.A. and Telecom Italia Finance S.A., amounting respectively to 357 million euros and 671 million euros; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 268 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of BTPs and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009.

In the second quarter of 2013, adjusted net financial debt remained substantially stable compared to March 31, 2013. The positive cash flows from operations in the quarter (approximately 1.1 billion euros) were fully absorbed by requirements for the payment of dividends, finance expenses and taxes, the effects of the sale of La7, at the end of April, and the above-mentioned payment for user licenses for mobile telephony frequencies in Brazil.

(millions of euros)	6/30/2013	3/31/2013	Change

Net financial debt carrying amount	29,786	29,516	270
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(973)	(749)	(224)
Adjusted net financial debt	28,813	28,767	46
Breakdown as follows:
Total adjusted gross financial debt	36,007	37,222	(1,215)
Total adjusted financial assets	(7,194)	(8,455)	1,261

Half-year Condensed Consolidated Financial Statements

The Half-Year Financial Report at June 30, 2013 of the Telecom Italia Group has been prepared as set out in art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF), with subsequent amendments and additions, and drawn up in accordance with international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (denominated “IFRS”), as well as the measures enacted implementing art. 9 of Legislative Decree 38/2005.

The Half-year Financial Report includes:

•

the Interim Management Report;

•

the Half-year Condensed Consolidated Financial Statements;

•

the Certification of the Half-year Condensed Consolidated Financial Statements pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with amendments and additions.

The accounting policies and principles of consolidation adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2013 have been applied on a basis consistent with those used for the consolidated financial statements at December 31, 2012, to which reference should be made, except for the new principles and interpretations adopted by the Group starting from January 1, 2013. The impacts of these new principles and interpretations are described in the notes to the half-year condensed consolidated financial statements at June 30, 2013, to which reference should be made.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. Further details on such measures are presented under “Alternative performance measures”.

Moreover, the part entitled “Business Outlook for the Year 2013” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Half-year Financial Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

Principal changes in the scope of consolidation

In the first half of 2013, the following changes occurred in the scope of consolidation:

•

La7 S.r.l. - Media: on April 30, 2013, after authorization for the sale was received, as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication. As a result, the company was excluded from the scope of consolidation.

The following changes occurred during 2012:

•

Matrix – Other Operations: the company was sold on October 31, 2012, and consequently excluded from the scope of consolidation.

Separate Consolidated Income Statements

(millions of euros)	1st Half 2013	1st Half 2012	Change
			(a-b)
	(a)	(b)	amount	%

Revenues	13,760	14,793	(1,033)	(7.0)
Other income	110	108	2	1.9
Total operating revenues and other income	13,870	14,901	(1,031)	(6.9)
Acquisition of goods and services	(6,154)	(6,500)	346	5.3
Employee benefits expenses	(1,931)	(2,006)	75	3.7
Other operating expenses	(941)	(897)	(44)	(4.9)
Change in inventories	114	62	52	83.9
Internally generated assets	278	299	(21)	(7.0)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,236	5,859	(623)	(10.6)
Depreciation and amortization	(2,589)	(2,676)	87	3.3
Gains (losses) on disposals of non-current assets	(81)	16	(97)
Impairment reversals (losses) on non-current assets	(2,213)	−	(2,213)	-
Operating profit (loss) (EBIT)	353	3,199	(2,846)	(89.0)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	−	(4)	4	-
Other income (expenses) from investments	2	−	2	-
Finance income	1,487	1,272	215	16.9
Finance expenses	(2,436)	(2,189)	(247)	(11.3)
Profit (loss) before tax from continuing operations	(594)	2,278	(2,872)
Income tax expense	(633)	(822)	189	23.0
Profit (loss) from continuing operations	(1,227)	1,456	(2,683)
Profit (loss) from discontinued operations/non-current assets held for sale	3	−	3	-
Profit (loss) for the period	(1,224)	1,456	(2,680)
Attributable to:
Owners of the Parent	(1,407)	1,242	(2,649)
Non-controlling interests	183	214	(31)	(14.5)

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following statements of consolidated comprehensive income include the profit (loss) for the period as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		1st Half 2013	1st Half 2012

Profit (loss) for the period	(a)	(1,224)	1,456

Other components of the Consolidated Statements of Comprehensive Income:

Other components that subsequently will not be reclassified in the separate consolidated income statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		3	4
Net fiscal impact		(2)	(1)
	(b)	1	3
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Net fiscal impact		−	−
	(c)	−	−
Total other components that subsequently will not be reclassified in the separate consolidated income statements	(d=b+c)	1	3

Other components that subsequently will be reclassified in the separate consolidated income statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		(31)	31
Loss (profit) transferred to the Separate Consolidated Income Statement		1	1
Net fiscal impact		6	(7)
	(e)	(24)	25

Hedging instruments:
Profit (loss) from fair value adjustments		(472)	(76)
Loss (profit) transferred to the Separate Consolidated Income Statement		277	39
Net fiscal impact		55	10
	(f)	(140)	(27)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(620)	(337)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(g)	(620)	(337)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(h)	1	−
Total other components that subsequently will be reclassified in the separate consolidated income statements	(i=e+f+g+h)	(783)	(339)
		−	−
Total other components of the consolidated statements of comprehensive income	(k=d+i)	(782)	(336)
Total comprehensive income (loss) for the period	(a+k)	(2,006)	1,120
Attributable to:
Owners of the Parent		(1,925)	1,018
Non-controlling interests		(81)	102

Consolidated Statements of Financial Position

(millions of euros)		6/30/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		30,101	32,410	(2,309)
Other intangible assets		7,585	7,927	(342)
		37,686	40,337	(2,651)
Tangible assets
Property, plant and equipment owned		13,884	14,465	(581)
Assets held under finance leases		963	1,014	(51)
		14,847	15,479	(632)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		65	65	−
Other investments		42	39	3
Non-current financial assets		1,553	2,496	(943)
Miscellaneous receivables and other non-current assets		1,603	1,496	107
Deferred tax assets		945	1,432	(487)
		4,208	5,528	(1,320)
Total Non-current assets	(a)	56,741	61,344	(4,603)
Current assets
Inventories		536	436	100
Trade and miscellaneous receivables and other current assets		7,095	7,006	89
Current income tax receivables		50	77	(27)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,834	1,256	578
Cash and cash equivalents		4,793	7,436	(2,643)
		6,627	8,692	(2,065)
Current assets sub-total		14,308	16,211	(1,903)
Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current assets	(b)	14,308	16,211	(1,903)
Total Assets	(a+b)	71,049	77,555	(6,506)

(millions of euros)		6/30/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		16,962	19,378	(2,416)
Equity attributable to non-controlling interests		3,516	3,634	(118)
Total Equity	(c)	20,478	23,012	(2,534)
Non-current liabilities
Non-current financial liabilities		31,435	34,091	(2,656)
Employee benefits		862	872	(10)
Deferred tax liabilities		649	848	(199)
Provisions		855	863	(8)
Miscellaneous payables and other non-current liabilities		984	1,053	(69)
Total Non-current liabilities	(d)	34,785	37,727	(2,942)
Current liabilities
Current financial liabilities		6,531	6,150	381
Trade and miscellaneous payables and other current liabilities		9,137	10,542	(1,405)
Current income tax payables		118	124	(6)
Current liabilities sub-total		15,786	16,816	(1,030)
Liabilities directly associated with discontinued operations/non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current Liabilities	(e)	15,786	16,816	(1,030)
Total Liabilities	(f=d+e)	50,571	54,543	(3,972)
Total Equity and Liabilities	(c+f)	71,049	77,555	(6,506)

Consolidated Statements of Cash Flows

(millions of euros)		1st Half	1st Half
		2013	2012

Cash flows from operating activities:
Profit (loss) from continuing operations		(1,227)	1,456
Adjustments for:
Depreciation and amortization		2,589	2,676
Impairment losses (reversals) on non-current assets (including investments)		2,213	1
Net change in deferred tax assets and liabilities		352	627
Losses (gains) realized on disposals of non-current assets (including investments)		80	(16)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		−	4
Change in provisions for employees benefits		(6)	(6)
Change in inventories		(96)	(57)
Change in trade receivables and net amounts due from customers on construction contracts		87	235
Change in trade payables		(851)	(695)
Net change in current income tax receivables/payables		16	(54)
Net change in miscellaneous receivables/payables and other assets/liabilities		(69)	(192)
Cash flows from (used in) operating activities	(a)	3,088	3,979
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,000)	(917)
Purchase of tangible assets on an accrual basis		(1,193)	(1,352)
Total purchase of intangible and tangible assets on an accrual basis		(2,193)	(2,269)
Change in amounts due to fixed asset suppliers		(653)	(641)
Total purchase of intangible and tangible assets on a cash basis		(2,846)	(2,910)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		−	(7)
Acquisitions/disposals of other investments		−	−
Change in financial receivables and other financial assets		259	236
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(118)	(5)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		46	30
Cash flows from (used in) investing activities	(b)	(2,659)	(2,656)
Cash flows from financing activities:
Change in current financial liabilities and other		(1,404)	(100)
Proceeds from non-current financial liabilities (including current portion)		1,577	1,846
Repayments of non-current financial liabilities (including current portion)		(2,679)	(2,687)
Share capital proceeds/reimbursements (including subsidiaries)		−	(2)
Dividends paid		(498)	(1,027)
Changes in ownership interests in consolidated subsidiaries		(12)	−
Cash flows from (used in) financing activities	(c)	(3,016)	(1,970)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	(2,587)	(647)
Net cash and cash equivalents at beginning of the period	(f)	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents	(g)	(104)	(28)
Net cash and cash equivalents at end of the period:	(h=e+f+g)	4,706	5,995

Additional Cash Flow Information

	1st Half	1st Half
(millions of euros)	2013	2012

Income taxes (paid)/ received	(229)	(241)
Interest expense paid	(1,650)	(1,875)
Interest income received	600	727
Dividends received	2	−

Analysis of Net Cash and Cash Equivalents

	1st Half	1st Half
(millions of euros)	2013	2012

Net cash and cash equivalents at beginning of the period:
Cash and cash equivalents - from continuing operations	7,436	6,714
Bank overdrafts repayable on demand – from continuing operations	(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	−	−
	7,397	6,670
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations	4,793	6,029
Bank overdrafts repayable on demand – from continuing operations	(87)	(34)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	−	−
	4,706	5,995

Analysis of the main consolidated financial and operating items

Acquisition of goods and services

(millions of euros)	1st Half	1st Half	Change
	2013	2012

Purchases of goods	1,412	1,262	150
Portion of revenues to be paid to other operators and interconnection costs	1,694	2,139	(445)
Commercial and advertising costs	1,001	1,064	(63)
Power, maintenance and outsourced services	901	904	(3)
Rent and leases	344	328	16
Other service expenses	802	803	(1)
Total acquisition of goods and services	6,154	6,500	(346)
% of Revenues	44.7	43.9	0.8 pp

Employee benefits expenses

(millions of euros)	1st Half	1st Half	Change
	2013	2012

Employee benefits expenses - Italy	1,456	1,544	(88)
Ordinary employee expenses and costs	1,435	1,528	(93)
Restructuring expenses	21	16	5
Employee benefits expenses – Outside Italy	475	462	13
Total employee benefits expenses	1,931	2,006	(75)
% of Revenues	14.0	13.6	0.4 pp

Average headcount of the salaried workforce

(equivalent number)	1st Half	1st Half	Change
	2013	2012

Average salaried workforce – Italy	49,457	52,275	(2,818)
Average salaried workforce – Outside Italy	26,715	25,876	839
Total Average salaried workforce (1)	76,172	78,151	(1,979)

(1)

Includes employees with temp work contracts: 35 average headcount in the first half of 2013 (32 in Italy and 3 outside Italy). In the first half of 2012, the average headcount was 52 (50 in Italy and 2 outside Italy).

Headcount at period-end

(number)	6/30/2013	12/31/2012	Change

Headcount – Italy	53,622	54,419	(797)
Headcount – Outside Italy	28,541	28,765	(224)
Total (1)	82,163	83,184	(1,021)

(1)

Includes employees with temp work contracts: 14 at June 30, 2013 and 43 at December 31, 2012.

Headcount at period-end – Breakdown by Business Unit

(number)	6/30/2013	12/31/2012	Change

Domestic	52,997	53,224	(227)
Brazil	11,494	11,622	(128)
Argentina	16,713	16,803	(90)
Media	208	735	(527)
Olivetti	729	778	(49)
Other Operations	22	22	-
Total	82,163	83,184	(1,021)

Other income

(millions of euros)	1st Half	1st Half	Change
	2013	2012

Late payment fees charged for telephone services	33	37	(4)
Recovery of employee benefit expenses, purchases and services rendered	19	19	−
Capital and operating grants	11	9	2
Damage compensation, penalties and sundry recoveries	17	16	1
Sundry income	30	27	3
Total	110	108	2

Other operating expenses

(millions of euros)	1st Half	1st Half	Change
	2013	2012

Write-downs and expenses in connection with credit management	236	270	(34)
Provision charges	60	56	4
Telecommunications operating fees and charges	292	337	(45)
Indirect duties and taxes	216	189	27
Penalties, settlement compensation and administrative fines	16	11	5
Association dues and fees, donations, scholarships and traineeships	13	14	(1)
Sundry expenses	108	20	88
Total	941	897	44

Reconciliation between reported data and organic data

EBITDA – reconciliation of organic data

	TELECOM ITALIA GROUP		Domestic		Olivetti
(millions of euros)	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half
	2013	2012	2013	2012	2013	2012

HISTORICAL EBITDA	5,236	5,859	3,824	4,406	(23)	(38)
Changes in the scope of consolidation		32		−		−
Foreign currency financial statements translation effect		(179)		(1)		−
Non organic (revenues and income) costs and expenses	119	34	119	18	−	16
Disputes and settlements	86	12	86	12	−	−
Restructuring expenses	21	16	21	−	−	16
Other (income) expenses, net	12	6	12	6	−	−

COMPARABLE EBITDA	5,355	5,746	3,943	4,423	(23)	(22)

EBIT – reconciliation of organic data

	TELECOM ITALIA GROUP		Domestic		Media		Olivetti
(millions of euros)	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half
	2013	2012	2013	2012	2013	2012	2013	2012

HISTORICAL EBIT	353	3,199	(147)	2,605	(134)	(46)	(25)	(41)
Changes in the scope of consolidation		46		−		15		−
Foreign currency financial statements translation effect		(83)		−		−		−
Non-organic (revenues and income) costs and expenses already described under EBITDA	119	34	119	18	−	−	−	16
Capital loss related to the sale of La7 S.r.l.	105	−	-	−	105	−	−	−
Gains on disposals of non-current assets	−	(21)	−	(21)	−	−	−	−
Impairment loss on Core Domestic goodwill	2,187	−	2,187	−	−	−	−	−
Other non-organic line items	(1)	−	−	−	−	−	−	−
COMPARABLE EBIT	2,763	3,175	2,159	2,602	(29)	(31)	(25)	(25)

Business Outlook for the Year 2013

As for the Telecom Italia Group’s outlook for the current year, the objectives linked to the principal financial and economic indicators are the following for the full year 2013:

•

Revenues basically unchanged compared to 2012;

•

Mid-single digit decline in percentage EBITDA;

•

Adjusted net financial debt under 27 billion euros.

It should be noted that final results may differ, even significantly, from those forecast for the year 2013. The forward-looking information is in fact based on certain assumptions, believed to be reasonable, particularly with regard to the competition dynamics in the telecommunications market, the continuous development of competition in the TLC business as a result of the possible entry of new competitors and the introduction of new and innovative technologies, the growth prospects of the economy and the TLC market, in Italy and in other markets in which the Group operates, possible legislative and regulatory developments, and the performance of financial markets. By their nature these assumptions entail risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

The main factors include:

•

Changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone:

The global economic crisis and the continuing weakness of the Italian economy over the past few years have adversely affected the telecommunications business. The continuation of this crisis could reduce purchases of products and services and adversely affect the Group’s results, cash flows and financial position.

Operations and investments may be adversely affected by developments in the overall situation, including economic, of the countries where the Group is present.

Fluctuations in exchange rates and interest rates may adversely affect the Telecom Italia Group’s results.

•

Changes in business conditions:

The intense competition in Italy and other countries could reduce the Group’s market share for telecommunications services and may lead to lower prices and margins, resulting in an adverse effect on its operating results and financial position. In particular, the mobile markets are mature markets and competitive pressure has further increased.

The performance of the business and cash flows may be adversely affected if we are unable to deploy new services, in order to promote greater use of our fixed and wireless networks. The continuing rapid changes in technology may increase the level of competition, reduce the use of traditional services and require us to make further substantial investments.

•

Changes to laws and regulations:

As the Group operates in a highly regulated industry, the decisions of the supervisory and regulatory authorities, including those on regulated tariffs, as well as changes in the regulatory environment, could adversely affect the performance of the business.

•

The outcome of disputes and litigation with regulators, competitors and other entities:

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect on its operating results, financial position and cash flows.

•

Financial risks:

The above-mentioned unfavorable macroeconomic and market environment requires us to consider the downgrading of the Group’s credit rating by rating agencies as one of the possible risks it is exposed to.

The Group’s bond issues do not contain financial covenants (such as Debt/EBITDA, EBITDA/Interests ratios or similar), or clauses that force the early repayment of loans due to events other than insolvency.

The risks and/or impacts deriving from a possible downgrade on future refinancings, the costs connected to them and the goodwill evaluation process cannot be estimated at present. The increased risk levels for our financial counterparts which would arise from a possible downgrade of Telecom Italia’s credit rating may involve an increase in the costs connected to the management of the hedging derivatives Group portfolio, costs that also cannot be estimated at present.

Further details are provided in the Notes to the Telecom Italia Group Half-year condensed consolidated financial statements at June 30, 2013, and in particular in the Note “Events Subsequent to June 30, 2013 – Request for information from the Italian Securities Commission (Consob) pursuant to article 114, paragraph 5, of Legislative Decree 58/98”.

Events Subsequent to June 30, 2013

With regard to subsequent events, reference should be made to the specific Note “Events Subsequent to June 30, 2013” in the Telecom Italia Group Half-year condensed consolidated financial statements at June 30, 2013.

Key commercial developments in the Group’s Business Units

Domestic

In relation to its traditional business, Telecom Italia’s strategy in the Fixed-line segment has been to defend access volumes and value. The main drivers in the Mobile segment, on the other hand, have been defending market share and raising usage. Innovation strategy in the Fixed-line and Mobile segments has instead focused on the development of new networks, ultra broadband delivered by fiber, LTE and cloud services.

Consumer

In the Consumer Fixed-line segment, competition stiffened further in the first half of 2013 with the launch of particularly aggressive deals by all mobile operators. In this context, Telecom Italia continued to boost the acquisition of new lines by constantly updating its range of deals offered.

The second quarter of 2013 saw the launch of the new “TIM SCONTA&RADDOPPIA” range, which Telecom Italia used to focus on a distinctive positioning strategy in synergy with Fixed-line assets, in order to enhance the range of deals for Tim and Telecom Italia customers. The deal offers the advantage of doubling the features available to customers that use Telecom Italia fixed lines.

At the approach of summer, typically accompanied by increased activity and operations in the market, to defend its Customer Base, Telecom Italia launched “TIM ti Regala l’Estate” which refunds customers, in August, the amount they spent up to July 31. Concurrently, in order to capture new customers from the competition and increase acquisitions via MNP (Mobile Number Portability), “TIM Special” was launched. This deal is targeted to new customers and offers an all-inclusive package with extremely favorable conditions (400 minutes to all mobile operators, 1000 SMS, 2 Gb, unlimited calls to a TIM number and the Cubomusica service at 10 euros per month).

The high-value segment also saw a gradual increase in competition in the first half of 2013, as all competitors developed Unlimited deals. To defend its high-value customer base, in April, TIM launched the highly successful “TIMxTe” deal, reserved for customers that have been with TIM for more than one year, offering bonus top-ups and a Smartphone.

In the Mobile Broadband services, the first half of 2013 was marked by a significant acceleration in Highspeed and 4G-LTE services. In June, Telecom Italia increased to 139 the number of Italian municipalities where the new internet services on the 4G-LTE network are available, reaching an outdoor coverage of over 25% of the national population. This significant boost to the program to extend the new 4G-LTE network is the result of the significant investments made by Telecom Italia to build increasingly modern infrastructure capable of offering new cutting-edge services that meet the needs of individuals and the growing quantity of traffic generated by mobile phones, internet sticks, smartphones and tablets. The “ULTRA Internet 4G” sales campaign features high service levels and higher data traffic bundles compared to the 3G standard, as well as TIM Cloud services and the range of exclusive content that takes advantage of the higher network performance.

With regard to the range of products and services in the Fixed-line Consumer segment, in the first half of 2013, the Group continued to push its strategy for winbacks, growth in value and customer loyalty, leveraging on service quality, transparency, customer focus and innovative broadband services. Accordingly, promotional and commercial activities continued for the Internet Senza Limiti, Tutto Senza Limiti and Superinternet deals, which were accompanied by the launch of the new TI Cloud per le famiglie, which offers data back up on the Nuvola Italiana (Italian Cloud). To support winbacks, the Chiama TIM was also extended, which includes 200 minutes of calls to all TIM mobile phones, free for 6 months, for all customers returning to Telecom Italia.

In the area of simplification, Telecom Italia continued its approach of offering its customers increasingly clear and transparent pricing for calls from their home fixed lines. On April 1, 2013 a single calling rate was introduced for all national voice calls and fixed-to-mobile calls, offering customers greater freedom in using their home fixed lines. Telecom Italia is the first European operator to overcome the long-standing distinction between fixed-line and mobile calls.

At the same time, the cost of Telecom Italia’s basic telephone line rental charge, which had not risen since July 2011, was adjusted to inflation for the period. As a result, it increased from 16.64 to 17.40 euros per month, still among the lowest in Europe.

During the half-year, the program continued for the development of Ultrabroadband on the fiber optic network both using FTTCab (Fiber to the Cabinet) architecture, increasing from 6 towns covered at the beginning of the year to 27 towns at the end of June, and using FTTH (Fiber to the Home) architecture, with the launch of the service in the city of Milan.

Business

The world of fixed-line telephony has been revolutionized with the launch of Tuttofibra, the new optic fiber deal through which Telecom Italia has opened the doors to ultra broadband technology with its Next Generation Network. For small businesses taking advantage of the deal, Tuttofibra is their key to the world of Impresa Semplice, to technologically advanced and high performance services, and to cloud computing solutions that can boost their competitiveness. Seven major Italian cities (Milan, Rome, Naples, Turin, Bari, Bologna and Genoa) were chosen by Telecom Italia for the launch of the Tuttofibra option for the Impresa Semplice deal, which mirrors the Ultrabroadband Nuvola Italiana services already available to large enterprises.

With a view to further development of broadband usage, the “EVOLUZIONE UFFICIO” service was also launched on fiber: a “Virtual Switchboard” available in 2 different sizes, which provides integrated fixed-mobile VoIP services to small companies.

In parallel, the fiber range was also enhanced for high-end customers, in the “Ethernity” family of products and services, increasing the number of Italian provinces covered, simplifying internal processes and updating pricing to improve competitiveness.

In the range of basic deals for SoHO customers, where competitive pressure is particularly strong, a selective cross-selling initiative was launched in June (Promozione Estate) aimed at winning back customers in ULL or enhancing the density in the Customer Base.

The range of Information Technology services was enhanced with a new series of data security solutions, designed to assist and support customers at every stage of their extended enterprise life cycle. In particular:

•

Nuvola IT SECURITY CONSULTING, is designed to assist customers in making the right investment choices to boost their ICT security.

•

Nuvola IT HOST PROTECTION: a technological platform for customers who want to increase the level of protection of their Business Applications and do not require HW/SW to be installed at their premises;

•

Nuvola IT DATASPACE EASY: Cloud Storage (Remote Folder) also targeted to the SME segment, offering 500 GB of space that can be split up, with the possibility of reselling by Value Added Resellers (VAR);

•

Nuvola IT DIGITAL CLINIC: Medical Records stored in the Cloud, available both for local health authorities, local health program planning units and private hospitals.

The Mobile segment saw the launch of new solutions for LTE networks. The new LTE network range is now accessible from a wide range of devices, including fixed-line and mobile devices, pen drives and wireless routers, tablets and smartphones. The services offer greater productivity and an enhanced user experience for the business applications used by our customers, improving Internet and intranet browsing, real time unified communication and collaboration services, instant messaging, video streaming, video conferencing, and mobile CRM, to name just a few examples.

The range of basic deals has been retained, with a view to providing an effective response to competitor aggression (through selective repositioning of the “price point”) and enhancing the range with VAS solutions – such as Mobile Device Management - and new all-inclusive roaming deals. Accordingly, increasing focus was placed on “Fixed/Mobile convergent” customers – an area of competitive advantage – alongside a focus on the strategic components of the service rather than accessory components such as devices, which are still present within the range of deals, but less central for the purpose of promoting the Company’s mobile network assets.

The coordinated actions concerning the range of solutions as well as the drive on commercial channels, implemented since the start of 2013, resulted in a significant reversal of the trend in the MNP level. This was especially clear in the Small Enterprise segment, which, in the second quarter of 2013, achieved the target of a positive level not only overall, but also in direct comparison with its competitors – individually and in all the local organizations.

Brazil

Recently, at a meeting held in Brasilia, attended by the Minister of Communications and the Chairman of Anatel, among others, the Chairman of TIM Brasil, Rodrigo Abreu presented the “Portas Abertas” initiative, launched at the beginning of 2013 to support quality and transparency. The purpose of the meeting was to emphasize TIM Brasil’s commitment to quality and transparency, strengthening dialog with the regulator and institutions.

As part of the new range of deals, TIM Brazil launch a new international roaming deal for the prepaid market – valid until September – for tourists going on holiday in Brazil, offering a discount of up to 60% on international rates, including voice, data and SMS messaging.

In the post-paid segment, TIM Brasil launched two new internet plans, in addition to the previous Liberty Web Smart (300 Mb at 29.90 reais per month, only when used), named Liberty WEB 300 Mb at 21.90 reais per month and Liberty WEB 600 Mb at 34.90 reais per month, invoicing the customer on a monthly basis irrespective of use.

Following on from the success of the EXPRESS rate plans, which consist in payment for services using credit cards, two new plans were launched in the second quarter. Specifically, Liberty Express (69.90 reais per month) includes unlimited on-net calls, SMS and internet usage up to 200MB, as well as a 30 reais credit per SIM card, to be used for any other voice or data service (equivalent, for example, to 50 minutes of local calling). Customers also have the “Extra Credit” option, which, when activated, automatically tops up the SIM card by 20 reais, when the customer’s remaining credit is less than 5 reais.

Lastly, TIM Brasil launched the first EXPRESS plan for internet sticks and tables, named TIM Liberty Web Express. This new plan has three options: Liberty Web Express Light (500 MB for 35.00 reais per month); Liberty Web Express Tablet (800 MB for 49.90 reais per month) and Liberty Web Express Modem (3 GB for 61.00 reais per month).

In the second quarter, TIM Brasil continued with its strategy of facilitating internet access via handsets, by providing a larger range of products, making available the leading devices present on the market at competitive prices, although without subsidized offers to customers.

In the second quarter of 2013 TIM Brasil increased its range of OTT solutions by launching TIMusic. This application provides access to millions of songs at a competitive price, with an innovative method for using the service: 0.50 reais per day for customers with prepaid rate plans (Infinit Music) and 9.90 reais per month for customers with subscriptions (Liberty Music). The service is only charged for the days or months it is actually used. New users can try the service for free for seven days. This platform does not erode network bandwidth, as users can download music both using the TIM network and Wi-Fi networks, and can also play songs off-line, once the service has been activated. All the songs are legally licensed and there are no limits to how much music users can download and listen to.

After being the first Brazilian company to test handsets equipped with NFC technology for mobile payment solutions, in partnership with Itaú, Gemalto and MasterCard, TIM Brasil has implemented a new pilot project with Bradesco, VISA and Cielo. Within this project, customers selected by Bradesco who are holders of VISA debit cards can use their mobile phones in Rio de Janeiro and San Paolo, after registering on the NFC platform, to make payments at POS terminals on the Cielo network. This partnership also involves LG and Motorola, which will provide the handsets.

For the second year running, TIM Brasil sponsored the “Dream Football” project, developed by the Portuguese former footballer Luis Figo. Dream Football gives aspiring footballers the chance to demonstrate their abilities through videos shown on the website. These videos are analyzed by famous footballers, and the winners selected can then play in a tournament. The initiative was held in Rio de Janeiro and more than 400 boys from 9 to 14 years of age participated. The winners will have the chance to take part in trials with a prestigious Rio de Janeiro football team, as well as a week of training at the football schools of Barcelona and Rio de Janeiro. This project is part of TIM Brasil’s social and sports initiatives aimed at promoting and supporting the game of football in Brazil.

Argentina

Fixed-line telephony and broadband services

In the fixed-line segment, residential voice revenues showed moderate growth in the first half of 2013, driven primarily by the rise in sales of monthly rate plans and supplementary services, which increased the ARBU, counteracting the negative effects of the decline in MOU (minutes of use) due to the substitution effect of mobile traffic.

In the VAS Voice segment, efforts continued to be focused in 2013 on satisfying customer demand and increasing ARBU on access lines by pushing packages and maintenance services, increasing their weight in the fixed-line business.

As for Internet services, the Arnet brand developed differentiated deals for each segment at competitive prices, and offered a wider range of deals in terms of access speed.

Mobile telephony services

Through the Personal brand, Telecom Personal continued to focus on affordability, with sales campaigns that provide customers with additional top-up credit and with “savings packages” comprising voice, data and SMS deals, to provide a flexible approach with the best price on the market. Personal also expanded its range of smartphones included in the premium service platform (Personal Black), with the addition of the latest models on the international market.

The main Núcleo deals focused on the acquisition of prepaid customers, on developing unlimited packages to encourage consumption and on offering high value services in the post-paid segment. In Mobile Internet, Núcleo launched a product with LTE technology, which allows customers to experience next generation networks.

Olivetti

At the start of the half year, Olivetti launched the first mobile graphometric signature package for Android devices. Using this software, VAR/System Integrators can develop projects for signing documents using tablets, thus favoring the dissemination of this solution abroad.

In the Finance sector, new dematerialization projects were launched using graphometric signatures with several banks and insurance companies. Similar projects were expanded with Intesa Sanpaolo, Poste Italiane and an international insurance company, and negotiations in the area of mobile applications were established with three new banking customers.

In other sectors, following the project for Gaz de France – Suez, the solution for signing contracts using tablets was adopted by a leading energy company and projects were launched for EXPO 2015 (Olisafe) and for a well-known operator in the travel insurance sector (mobile apps).

In the international arena, the contracts for the first project for graphometric signature were finalized in Brazil, involving over two thousand teller counters.

In the Retail segment, during the first half of the year, Olivetti developed “Olivetti Qui! Servizi”, the new platform that integrates the services of the Qui! Group (the leading Italian company in the sector of service benefits for company welfare) for the automated management of lunch vouchers and paper and electronic service benefits into the cutting-edge cash register system Nettuna@ 7000. The infrastructure created is also designed to provide new services to retailers, such as acceptance of payment cards, top-ups of prepaid cards and the management of promotional coupons. Currently, a pilot program is under way in Turin, while the official launch is due in September 2013.

In the Banking sector, a contract has been signed with a leading Austrian bank for the supply of 3,000 MB-2 multifunction bank devices, for a value of approximately 1.2 million euros, reflecting the growing use of dematerialized documents at teller counters in banks and post offices. With Equitalia a contract was signed for an initial delivery of 120 new Oliscan A600 desktop scanners. This contract, which provides for an additional 600 units over the year, is highly significant, as it was concluded immediately following the commercial launch of the product.

In the area of Multiple Service Terminals, in the first half of 2013 Olivetti completed the first delivery of 300 new M-206s in Azerbaijan for use in the lottery segment.

In the area of Smart Asset Management the delivery of 45,000 modules for managing LPG tanks for residential use (turnover of 1.8 million euros), reaching a volume of 105,000 units to date.

In Education, Olivetti was awarded additional tenders from the Sardinia Region for the supply of Interactive Multimedia Boards (IMBs), exceeding 3,100 kits at the end of the first half of 2013.

In the area of Office Solutions, Olivetti was awarded the Ferservizi tender (company of the Ferrovie dello Stato Group) for the supply of a full-service rental (approximately 2,000 multifunctional units, consumables and installation/maintenance services) for 4 years, with a value of approximately 6 million euros, which could prove important in creating further opportunities.

Principal changes in the regulatory framework

Domestic

Process of establishing companies for the access network

On May 30, 2013 the Telecom Italia Board of Directors resolved to proceed with the spin-off of the business unit relating to passive services for access to the fixed network and to the electronics deployed in street cabinets for the creation of new generation broadband services.

The spin-off is also aimed at achieving the Equivalence of Inputs which, in line with the European Recommendation to be issued on costing and non-discrimination, should attenuate the regulatory constraints for the three-year period 2014-2016.

The Company promptly informed AGCom of the voluntary separation project, pursuant to art. 50 ter, paragraph 1 of the Electronic Communications Code, to allow AGCom to assess the effect of the operation by launching a coordinated analysis of the access markets.

In June and July, preliminary information was gathered, from the Company’s offices and those of AGCom, with specific regard to: the area of the network to be separated; the governance of the EOL system; the methods and timing for implementing the EOL model.

On July 26, the Authority notified Telecom Italia that it had assessed the proposed spin-off of the access network with the implementation of the EOL model, and found that the requirements of trustworthiness and reliability envisaged in the BEREC guidelines on functional separation had been met. The Authority also announced that a coordinated analysis of the access markets will be conducted in September (in accordance with the procedure envisaged by art. 50 ter, paragraph 2 of the Electronic Communications Code) and invited the Company to confirm its intention to continue the project and to make available all necessary information for assessment.

The Telecom Italia Board of Directors held on August 1, 2013 noted that AGCom has positively completed the preliminary investigation, and has confirmed its willingness to proceed with the spin-off plan, as already announced on 30 May.

Wholesale fixed markets

Wholesale access services

On September 4, 2012, with regulation 390/12/CONS, AGCom initiated the third cycle of analysis of the retail and wholesale fixed-line access markets, in order to define the new rates for wholesale copper and fiber access services and the new WACC value, valid for the three-year period 2013-2015. However, as a result of the Authority’s highly rigid interpretation of a request from the European Commission to standardize the economic space between wholesale Unbundling (ULL), Wholesale Line Rental (WLR) and bitstream services (consistency of the “economic space between different access products”), in December 2012 and March 2013 AGCom launched the public consultations concerning, respectively, the level of subscription charges for 2013 for WLR services (Resolution 141/12/CIR), bitstream services (642/12/CONS) and ULL services (Resolution 221/13/CONS), effectively announcing the results of the 3rd cycle of analysis of the retail and wholesale fixed-line access markets with said Resolution 390/12/CONS.

On March 21, 2013 the public consultation concerning the analysis of the retail and wholesale fixed-line access markets was published (Resolution 238/13/CONS), which will define the new rates for wholesale copper and fiber access services and the new value of WACC for the three-year period 2014-2016, thus extending the validity of the analysis launched on September 4, 2012 by one year. In particular, for wholesale copper access services, shown below are the rates proposed in the resolutions under consultation for 2013 and the rates proposed up to 2016 as part of the market analysis mentioned above (for 2014 and 2015, the values of the single services are the result of the linear trend between the values approved for 2013 and those proposed for 2016):

Monthly fee (euros/month)	2012 approved	2013 AGCom proposal	2016 AGCom proposal

ULL	9.28	8.62 – 9.25	8.88 - 9.29
Subloop-unbundling	6.19	5.75 - 6.17	6.66 - 6.61
Bitstream shared	7.79	7.33	3.79 - 3.87
Bitstream naked	19.50	17.50	14.16 - 14.79

In the meantime (March 25, 2013), the Council of State, in accepting the petitions of Eutelia and Wind, published two rulings concerning WLR and naked bitstream services in the three-year period 2010-2012. The Council of State focused on AGCom’s decision to anchor the network cap mechanism of the two services mentioned above to the rate determined by the retail minus mechanism in force, rather than to a starting value oriented to costs. In accepting the petitions, the Council of State ruled that AGCom had not provided adequate grounds for its decision. AGCom has yet to implement the Council of State rulings. However, the decision which will be published will not necessarily be different than the previous one (for example, the Authority may confirm the previous decision, reinforcing its economic and legal aspects).

Lastly, as regards Article 47, paragraph 2-quater of Law Decree no. 5 of February 9, 2012, converted into Law no. 35 of April 4, 2012, containing “Urgent measures for simplification and development”, which introduced two specific obligations under law for Telecom Italia: the unbundling of costs for accessory services of maintenance for the supply of LLU lines and the acquisition of those accessory services, also by third party companies, following the initiation of an infringement procedure by the European Commission against Italy (July 2012), the Italian government, under the European Community Law 2013, currently being approved, shall introduce a specific provision to eliminate the regulation. The provisions in question were found to have aspects of illegitimacy, relating to the reduction of the powers and autonomy of AGCom and the legal imposition of “atypical” obligations outside the procedures established by EU Directives. For completeness, it is noted that, within the third cycle of analysis of the retail and wholesale fixed-line access markets, the Authority stated that “there are currently no significant benefits, either financial or in terms of process, that could be obtained through the potential “outsourcing” of such activities”.

On May 30, 2013 Telecom Italia formally announced its plan for voluntary separation of the access network. This event, pursuant to art. 50-ter of the Communications Code, was notified to the Authority, which shall conduct a specific coordinated analysis of the markets to assess whether, following the operation, it will be necessary/possible to change the obligations currently in force.

On July 11, 2013, AGCom published a press release in which it announced two decisions on 2013 rates for ULL and Bitstream wholesale access. The reductions are significant: bitstream decreases from 19.50 to 15.14 euros (-22.36%); ULL decreases from 9.28 to 8.68 euros (-6.47%); and WLR decreases from 11.70 to 11.14 euros (-4.79%). These two decisions were notified to the European Commission on July 15, 2013, which has thirty days to make any comments. Therefore, the above values should not be considered definitive.

Telecom Italia believes that these decisions contain aspects that conflict with the European regulatory framework, and reserves the right to submit its observations to the European Commission, which has repeatedly pushed for an approach aimed at guaranteeing the stability of wholesale copper access prices.

If these decisions are confirmed, Telecom Italia will lodge an appeal with the competent legal forums.

In the same press release, AGCom also announced that it had launched a preparatory investigation to verify that the proposal for separation of the access network, submitted by Telecom Italia, complies with the characteristics envisaged by the BEREC to initiate a market analysis. This activity should be concluded by the end of July. Only following this investigation will the Authority establish whether the corresponding coordinated market analysis is to include the results of the analysis of the access markets described above for 2014-2016, or whether the two procedures will be kept separate.

Wholesale origination, termination and call transit

On April 28, 2011, AGCom approved Resolution 229/11/CONS requiring that, as of January 1, 2012, the price of TDM termination services on the fixed networks of Telecom Italia and other licensed operators should be set on a symmetric basis, at a rate equal to Telecom Italia’s charge at the local Urban Group Stage (SGU) telephone exchange. For 2013 it established that only IP termination should be set, with a single symmetric rate for Telecom Italia and other fixed-line operators. Following a public consultation, in January 2013 the Authority notified the European Commission of the glide path of interconnection prices on the IP network for the period 2012-2015, separating the rates for the origination service from those of the termination service. However, on February 7, 2013, the European Commission sent the Authority a series of comments on the proposed provisions concerning interconnection in IP mode, expressing “serious doubts” and consequently opening a “Phase II Investigation”. As a result, the Authority withdrew its proposal in April. In the meantime, due to the delay in defining the technical specifications for interconnection on IP networks, which has slowed the migration to the IP network, the Authority launched proceedings (Resolution 12/13/CONS) to restore the price setting for TDM interconnection services for the year 2013.

Through Resolution 356/13/CONS of May 21, 2013, AGCom thus proposed a new framework for both TDM and IP interconnection. In line with the principle of technological neutrality, this framework includes the proposed application of a single rate, irrespective of the level of TDM network interconnection, for all interconnection services.

(eurocents/minute)	From July 1, 2013	From July 1, 2014	From July 1, 2015

Telecom Italia/other operators: Termination service	0.104	0.075	0.043
Telecom Italia: origination service	0.258	0.205	0.140
Telecom Italia: call transit service	0.126	0.111	0.093

Lastly, following the appeal submitted by Fastweb, on January 25, 2013 the Council of State ruled on the symmetry of termination rates between Telecom Italia and other licensed operators (reverse termination), revoking – for 2012 – the price symmetry at Urban Group Stage (SGU) level introduced with Resolution 229/11/CONS (see above). As a result, on March 28, 2013, the Authority published Resolution 187/13/CONS, which restores the SGT-level reverse termination rate retroactively for the year 2012. As a result, for 2012, Telecom Italia will have to recalculate the traffic terminated on networks of other licensed operators at a price of 0.361 eurocents per minute compared to the previously applied 0.272 eurocents per minute. Telecom Italia has challenged the Council of State ruling before the Court of Cassation.

Next Generation Networks

To complete the regulatory framework for access to next generation networks set forth in its Resolution 1/12/CONS of January 18, 2012, in February 2012 AGCom initiated three procedures concerning:

•

the cost model for the determination of prices for wholesale services received and supplied, and the definition of the areas of competition for the geographic differentiation of bitstream service selling prices;

•

evaluation of possible amendments to the regulation of the copper sub-loop unbundling service in the light of the possible introduction of vectoring technology on FTTCab-VDSL accesses;

•

evaluation of the imposition on all operators of obligations for symmetrical access to vertical fiber cabling and to the sections leading to buildings.

In February 2013, the first two procedures were combined with the procedure concerning the 3rd cycle of analysis of the retail and wholesale fixed-line access markets (see Resolution 238/13/CONS), while on March 28, 2013 a public consultation was launched on the symmetrical access to vertical fiber cabling and to the sections leading to buildings. The results are in the process of publication. In February 2013, the Authority approved, with amendments, the first Telecom Italia Reference Offer for rates for access services to passive infrastructures (cable ducts, inspection pits, and fiber optics), active infrastructures (bitstream NGA and VULA) and the End to End service for 2012, while on May 23, 2013, AGCom launched the public consultations to define the rates for the above services for 2013. Lastly, as part of the public consultation concerning the retail and wholesale fixed-line access markets (Resolution 238/13/CONS), the Authority proposed the rates up to 2016 for access services to passive and active infrastructures and the End to End service (for 2014 and 2015 the values of the single services are the result of the linear trend between the values approved for 2013 and those proposed for 2016). The table below shows the values relating to some of the most important NGAN services for the development of next generation networks:

Monthly fee (euros/month)	2012 approved	2013 AGCom proposal	2016 AGCom proposal

FTTC VULA (shared line)	14.38	13.97-14.25	10.38
FTTC VULA (naked line)	21.51	20.62-21.35	16.99-17.04
FTTH VULA (100/10)	24.90	24.90	21.12
End to End	65.10	66.91	50.67
Access to vertical in-building wiring	5.96	6.08	5.98

Retail fixed markets

Ultrabroadband deals

Starting from June 20, 2013, Telecom Italia launched the retail offering for ultrabroadband services based on FTTCab (Fiber to the Cabinet) architecture in the following 22 towns: Milan, Monza, Bergamo, Brescia, Como, Varese, Venice, Verona, Vicenza, Padua, Bologna, Reggio Emilia, Genoa, Florence, Pisa, Prato, Ancona, Bari, Taranto, Palermo, Brindisi and Catanzaro, in addition to the 3 cities (Rome, Naples and Turin) already covered by the service. This means that Telecom Italia now offers a connection of 30 Megabits per second in a total of 25 towns. In Milan, 100 Megabit connections are also available thanks to FTTH (Fiber To The Home) architecture, where fiber reaches the customer’s home.

Local, national and fixed-to-mobile calls and telephone line rental

Beginning April 1, 2013, Telecom Italia introduced further price simplifications regarding the General Offer for the Consumer. In particular, the rate amendment adopted can be described as follows:

•

introduction of a single calling rate for all national voice calls (local and long distance) and fixed-to-mobile traffic;

•

change in the call set-up charge;

•

introduction of a 50% discount on national voice calls lasting more than three hours (calls charged in advance by the minute);

•

inflation-indexing of the basic telephone line rental charge, increasing from 16.64 euros per month, VAT included, to 17.40 euros per month, VAT included.

Consumer General Offer — Prices in eurocents (21% VAT included)
National calls and fixed-to-mobile calls	Prices in force until March 31, 2013		Prices as of April 1, 2013
	Set-up charge	Per minute charge	Set-up charge	Per minute charge
National calls (local and long distance)	7.94	1.90	5.00	5.00
Fixed-to-mobile		9.90

Calls charged in advance per minute

Also as of April 1, 2013, Telecom Italia introduced a single cancellation fee on contracts terminated both before and after 12 months. The fee is applicable to all Consumer and Business customers, where a contract is terminated for reasons not attributable to Telecom Italia. The single cancellation fee of 34.90 euros, including VAT, is lower than both the previous fee of 48.40 euros, including VAT, for the cancellation of either the phone or ADSL line, and the fee of 60.50 euros, including VAT, for the cancellation of both lines.

AGCom fee

On March 5, 2013, Resolution 478/12/CONS was published relating to the annual fee for the contribution towards AGCom’s operating costs for 2013, in which AGCom raised the quota payable to 0.19% of the communications sector’s 2011 revenues. On April 30, 2013 Telecom Italia made a payment with reservations of approximately 20.2 million euros and challenged Resolution 478/12/CONS before the Administrative Court (TAR) of Lazio, the last step in the legal dispute concerning the contribution towards AGCom operating costs initiated in January 2011.

Universal Service

Universal service is a minimum set of services of a set quality, accessible to all customers irrespective of their geographic location and, taking account of specific national conditions, offered at an accessible price. Pending AGCom’s launch of the designation mechanism, Telecom Italia is currently the only operator mandatorily required to provide the Universal Service throughout the country.

The net costs of the Universal Service obligations consist in the difference between the net cost for a company subject to Universal Service obligations and the net cost in the absence of those obligations. For the purposes of this valuation, any indirect benefits connected to the supply of the mandatory service are also considered. AGCom shall be responsible for verifying the net cost. To finance the net cost, a Fund established with the Ministry of Communications is to be used. Each time AGCom verifies that the net cost of the Universal Service has been found to be an unjust burden for Telecom Italia, it launches the cost allocation mechanism, which requires a contribution to the fund from the leading companies in the TLC sector, including Telecom Italia.

The AGCom is currently concluding its preliminary investigation to determine the net cost of the Universal Service for 2006 for Telecom Italia.

As AGCom has relaunched the process of verifying the net cost for the Universal Service obligations, it is noted that, since 2006, Telecom Italia has not recorded any receivables in the financial statements to restore the charges connected to the supply of the activities under said obligations.

Brazil

Reduction of VU-M

On April 4, 2013 Anatel published Act number 2222/2013, which sets the values of mobile interconnection traffic (VU-M) for 2013; these values show an average reduction of 11% compared to the VU-M applied in 2012.

For the coming years, the rules defined in Resolução no. 600/2012 are expected to be applied. This Resolution approved the Plano Geral de Metas de Competição (General Plan for Competition Targets) –

PGMC, based on which, “starting from February 24, 2014 [the VU-M] may be up to 75% of the value of the VU-M in force at December 31, 2013 and, starting from February 24, 2015, the VU-M will be up to 50% of the value of the VU-M in force as at December 31, 2013”.

Quality and the “drop calls infinity” case

In July 2012, as a result of the Anatel decision, which suspended the marketing and activation of new accesses by TIM (19 states), Oi (5 states) and Claro (3 states), TIM submitted its Plan for Improvement of the Quality of Mobile and Personal Services (SMP). The Plan for Improvement establishes TIM’s commitments to improve the Quality of the SMP in all states, capitals and municipalities with more than 300,000 inhabitants, for the next two years (July 2012 - July 2014), and includes: (i) network indicators; (ii) customer service indicators; (iii) service interruption indicators; and (iv) indicators of investment in the network.

In 2013, Anatel disclosed three “waves” (stages) of assessment of the Plans for Improvement (February, May and July), showing a gradual evolution of the results achieved, and ascertaining that, in the last assessment disclosed, TIM’s results fell within the benchmark parameters in most cases, achieving improvements both in access and in calls being dropped, as well as in data connection indices.

Furthermore, in 2010 Anatel began an investigation into Infinity Plan dropped long-duration calls, which culminated in 2012 in the investigation into alleged company irregularities. In May 2013, Anatel reached the conclusion that TIM had not engaged in any fraudulent conduct in its operations. The case was closed with an administrative fine relating to the quality and “call drop” ratios for 2012.

RAN Sharing

The purpose of the RAN Sharing (access network sharing) project between TIM and Oi is to guarantee an efficient service in the 12 cities hosting the 2014 World Cup and, ahead of the event, to fulfill the obligations assumed following the awarding of the 4G licenses for the introduction of new LTE mobile broadband technology.

TIM believes that the Brazilian telecommunications market is mature enough to permit the sharing of infrastructures, mainly antennae, sites and transmission. In this regard, the authorities have recognized that the RAN Sharing project is an effective technological solution to deal with difficulties such as the rational use of land, visual impacts, lower energy consumption and lower electromagnetic radiation.

This innovative solution, both from the technical and regulatory viewpoints, was assessed by Anatel and the Brazilian Antitrust Authority (CADE). Having been approved by both authorities, without restriction, following an in-depth analysis, this solution is already an integral part of the roll out of the 2.5GHz 4G network.

Argentina

Administrative fines for the interruption of Telecom Argentina and Personal services

The regulatory framework that governs the supply of services by Telecom Argentina and Personal envisages the possibility of interruptions in the supply of services and also establishes exemptions from liability for possible service issues, in the event of unforeseen circumstances or force majeure. Specifically, the list of conditions of the Mobile Phone Service (approved with Decree no. 1461/93) and the general regulations of the Personal Communications Service (approved with Resolution SC no. 60/96) provide for a regime of penalties that take account of the duration of the interruption of service, with no penalties for complete interruptions of service of no more than 24 hours and for partial interruptions of service for periods of less than 7 days. The companies in the Telecom Argentina group take all necessary measures to avoid such events and ensure their prompt resolution if they occur.

However, the National Telecommunications Commission (CNC) recently launched several administrative proceedings against Telecom Argentina and Personal relating to various events that occurred on the network, including several cases triggered by unforeseen circumstances or force majeure, imposing fines of varying amounts on the companies in the Telecom Argentina group. Telecom Argentina and Personal have filed their defense petitions against these administrative sanction procedures. At today’s date, the proceedings have not been concluded, and consequently both the administrative rulings and the related penalties are not yet definitive.

Resolution SC no. 1/13

Resolution SC no. 1/13, published on April 8, 2013, requires that all mobile telephony operators guarantee the supply of the service, also in emergency situations or catastrophes. In such cases, the normal supply of the service must be restored within a maximum of one hour. In any event, mobile telephony operators are required to grant priority to emergency services in the areas involved.

In addition, Resolution SC no. 1/13 requires mobile telephony operators to submit an emergency plan within 45 days to guarantee the continuity of the service under such circumstances.

As things stand, Personal has filed an appeal against Resolution SC no. 1/13, setting out the grounds for the revision of the resolution. That notwithstanding, Personal has fulfilled its commitments, submitting an Emergency Plan, drawn up together with other mobile telephony operators within the meetings with the Supervisory Authorities.

Resolution SC no. 5/13

Resolution SC no. 5/13, published on July 2, 2013, approved “Regulations on the quality of telecommunications services”, which, among other things, sets out new quality criteria for telecommunications services provided on public fixed-line and mobile networks, for all operators in Argentina.

Prior to its implementation, the regulation will be subject to audit and technical inspection procedures, which must be conducted by the CNC within 90 days from publication of the Resolution.

Currently, the Management of Telecom Argentina and Personal is analyzing the possible effects of the new Resolution on its operations and financial situation, as well as the measures to be taken.

Media

Digital frequencies

In 2009, AGCom adopted Resolution 181/09/CONS, enacted in article 45 of Law 88/2009, setting forth criteria for the full digital switchover of terrestrial television networks. On the basis of the measure, the Ministry for Economic Development allocated licenses to the digital frequencies. The measure was necessary due to infringement proceeding 2005/5086 brought by the European Commission against Italy, which found that problems in the Italian television sector and the monopolization of frequencies by RAI and Mediaset needed to be redressed.

Telecom Italia Media Broadcasting (TIMB), Telecom Italia Media Group’s digital terrestrial broadcaster, holds licenses to four national networks, two of which are analog (channels LA7 and MTV) and two digital (MBONE and TIMB1), and as such its interests were harmed in 2009 when it was awarded only three DVB-T digital frequencies (UHF CH 47, UHF CH 48 and UHF CH 60).

Following the switch-off process, which lasted four years and was concluded on July 4, 2012, the Ministry for Economic Development definitively assigned the digital frequencies.

Specifically, on June 28, 2012 the definitive assignment of user licenses for digital frequencies was ruled in favor of TIMB, to be broadcast in DBV-T digital technology for a period of twenty years. The same ruling expressly provides for the possibility of submitting a request, by May 26, 2016, for review of the limits to the user licenses pursuant to art. 14, subsections 4 to 7, and art. 14 bis of Legislative Decree 259/03.

As part of the efforts aimed at responding to the European Commission findings, in 2010, AGCom adopted Resolution 497/10/CONS providing for the allocation of licenses to additional “digital dividend” frequencies free of charge, in what came to be known as the “beauty contest”. This was subsequently canceled on April 28, 2012 through Law 44/12 and replaced with a bidding auction according to the new criteria identified by AGCom in Resolution 277/13/CONS, adopted on April 11, 2013.

Resolution 277/13/CONS on the new criteria for assignment of the digital dividend frequencies envisages the auctioning of 3 Lots :

•

L1 (CH 6 VHF and 23 UHF) 89.5% population coverage;

•

L2 (CH 7 and 11 VHF) 91.1% population coverage;

•

L3 (CH 25 and 59 VHF) 96.6% population coverage.

The starting price of the auction indicated by AGCom is determined based on the compensation paid to local broadcasters for freeing up the 800 MHz spectrum frequencies (former channels 61-69) and amounts to approximately 30 million euros per Lot.

New entrants and existing operators with a digital network can participate in the auctions for all three Lots. Rete A can participate in the auctions for Lot L1 and Lot L3 and SKY Italia can participate only in the auction for Lot L2; they are also required to guarantee unencrypted programming for at least three years from the awarding of the tender.

TI Media is again being treated as equivalent to RAI and Mediaset, and cannot participate in the tender.

As a result of these limitations, unlike the other existing network operators, TIMB will not be able to hold 4 DVB-T networks.

The resolution also removes frequencies CH 54, 55 and 58 UHF from the tender, changing the National Frequencies Plan (PNAF), which decreases from 25 to 22 digital networks, and which AGCom has placed under consultation for revision by the end of July 2013. The new Plan reserves channels 57-60 UHF for mobile services starting from 2015. The changes to the PNAFD envisaged by July 2013 will also result in a revision of the current assignments and the resolution of the problems of interference and international coordination, including the substitution of CH 60 UHF assigned to TIMB. Channel 60 UHF has problems of international coordination with Malta and considerable problems due to interference with the adjacent frequencies used for mobile telephony (800 MHz LTE, former TV channels 61-69 UHF).

Lastly, in response to the requests from the European Commission, AGCom shall ensure compliance with the realization of the cap of 5 DVB-T multiplexes in the event of conversion, transfer or acquisition of television frequency user licenses.

Law 44/12 also requires AGCom to set administrative license fees to be applied from January 1, 2013, for the use of television frequencies by broadcasters. Currently, this regulation has not yet been drawn up.

Potential use of frequencies for mobile technology

Based on the 2011 Stability Law, the frequencies 790-862 MHz (former television channels CH 61-69 UHF), in short “the 800 band”, originally assigned to local TV networks, were assigned to broadband mobile communications services.

In this context, various scenarios are possible following 2015, when an advanced version of LTE will be introduced, and new frequencies can be assigned for LTE mobile telephony, possibly also including the 700 MHz band (694-790 MHz frequencies).

In view of this deadline, the Government Authorities are likely to reorganize the frequency spectrum to enable the development of mobile broadband services, with the consequent reduction in resources available for digital terrestrial television (see art. 3, paragraph 1 letter b) of Resolution no. 243/1012/EU of the European Parliament and Council of March 14, which sets out a long-term program for radio spectrum policy, as well as resolution 232 (COM5/10/WRC12). Up to 96 MHz (channels 49-60 UHF), currently used by national television broadcasters, could be freed up for mobile broadband.

It is also noted that the relevant authorities are also examining solutions to ensure the implementation of strategies set at supranational level, with progressive scenarios subsequent to 2015 (for example, 2020), which contemplate the following:

•

in dealing with the convergence of services and technologies, the European Commission has adopted a more flexible approach to managing the radio spectrum, based on the principle of the neutrality of technology and services; as a result, the radio spectrum, which in the past was used by a single service, may be shared by various applications, balancing the underlying public interests;

•

the user licenses assigned to broadcasters have a term of twenty years, with the resulting need to establish alternative solutions for broadcasters to reduce or offset the effects of the described reorganization of the spectrum (i.e.: refarming of underused frequencies or, as an extreme measure, compensation for damages);

•

a verification is under way of the compatibility of television and radio services for the 700 MHz band, which could be part of the next global conference on radio communications to be held in 2015.

Corporate Boards at June 30, 2013

Board of Directors

The shareholders’ meeting held on April 12, 2011 appointed the new Board of Directors of the Company, composed of 15 directors, with a three-year term of office (until the approval of the financial statements for the year ended December 31, 2013). On April 13, 2011, the Board of Directors then appointed Franco Bernabè as Executive Chairman (Chairman of the Board and Chief Executive Officer), Aldo Minucci as Deputy Chairman and Marco Patuano as Managing Director and Chief Operating Officer.

Subsequently, on May 15, 2012, the shareholders’ meeting confirmed the appointment to the end of the three-year term of office of the directors Lucia Calvosa and Massimo Egidi, who were co-opted to replace, respectively, the resigning directors Ferdinando Falco Beccalli and Francesco Profumo.

At June 30, 2013, the Board of Directors was composed of the following members:

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Elio Cosimo Catania (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

The board committees were composed as follows at June 30, 2013:

•

Executive Committee - Executive Chairman, Deputy Chairman, Managing Director and Chief

Operating Officer, Directors Elio Cosimo Catania, Julio Linares López, Renato Pagliaro and Mauro

Sentinelli;

•

Control and Risk Committee - Directors Elio Cosimo Catania (Chairman of the Committee), Jean

Paul Fitoussi, Lucia Calvosa, Mauro Sentinelli and Luigi Zingales;

•

Nomination and Remuneration Committee - Directors Elio Cosimo Catania (Chairman of the

Committee), Jean Paul Fitoussi, Gabriele Galateri di Genola and Massimo Egidi.

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

The curriculum vitae of each member of the Board of Directors can be viewed online at the website www.telecomitalia.com.

Board of Statutory Auditors

The ordinary shareholders’ meeting held on May 15, 2012 appointed the Board of Statutory Auditors of the Company which will remain in office until the approval of the financial statements for the year 2014. At the shareholders’ meeting of April 17, 2013, Roberto Capone was appointed acting auditor, after substituting for Sabrina Bruno who had resigned, and Fabrizio Riccardo Di Giusto was appointed alternate auditor. Their terms of office were aligned to those of the other members of the Board of Statutory Auditors.

The Board of Statutory Auditors was composed as follows at June 30, 2013:

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti
Fabrizio Riccardo Di Giusto

The curriculum vitae of each member of the Board of Statutory Auditors can be viewed online at the website www.telecomitalia.com.

Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the Company’s financial reports

Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing Telecom Italia’s financial reports.

Macro-Organization Chart at June 30, 2013

BOARD OF DIRECTORS
(*)
(*) Director Gabriele Galateri di Genola ensures the reconciliation with the Board of Directors
AUDIT DEPARTMENT
FEDERICO MAURIZIO d'ANDREA
COMPLIANCE DEPARTMENT
VALERIO CAVALLO
IT & SECURITY COMPLIANCE
ROBERTO MAZZILLI
CHAIRMAN
FRANCO BERNABÈ
SPECIAL INITIATIVES AND PROJECTS
UMBERTO RAPETTO
• TIM BRASIL
• NORTEL
• SOFORA
STRATEGY
OSCAR CICCHETTI
LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
CORPORATE IDENTITY & PUBLIC RELATIONS
MARCELLA ELVIRA LOGLI
PRESS OFFICE & OPINION MAKERS RELATIONS
CARLO DE MARTINO
ADMINISTRATION, FINANCE AND CONTROL
PIERGIORGIO PELUSO
SECURITY
DAMIANO TOSELLI
TI MEDIA
SEVERINO SALVEMINI
SOUTH AMERICA CENTRAL MANAGEMENT
FRANCO BERTONE
TIM PARTICIPAÇÕES
RODRIGO ABREU
TELECOM ARGENTINA
STEFANO DE ANGELIS
DOMESTIC MANAGING DIRECTOR
MARCO PATUANO
Project Management Office Equivalence of Input
Pietro Labriola
Strategic Projects Planning & Monitoring
Mario Di Mauro
INDUSTRY RELATIONS & CROSS BUSINESS INITIATIVES
LUCY LOMBARDI
DOMESTIC MEDIA
GIUSEPPINA CARLOTTA VENTURA
BUSINESS SUPPORT OFFICER
PAOLO VANTELLINI
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
INNOVATION
CESARE SIRONI
CONSUMER
LUCA ROSSETTO
BUSINESS
SIMONE BATTIFERRI
CARING SERVICES DIVISION
STEFANO CIURLI
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO
CHIEF INFORMATION OFFICER
GIANLUCA PANCACCINI

Since July 2, 2013, the management of the investments in Sofora Telecomunicaciones, Nortel Inversora, Telecom Argentina, TIM Brasil and TIM Participaçoes has been conducted by Telecom Italia International that refers to the Group Chief Financial Officer.

On July 9, 2013, the Project Management Office Equivalence of Input was renamed PMO Progetto Societarizzazione.

Information for Investors

Telecom Italia S.p.A. share capital at June 30, 2013

Share capital	10,693,740,302.30 euros
Number of ordinary shares (par value 0.55 euros each)	13,417,043,525
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on June 2013 average prices)	10,036 million euros

Shareholders

Composition of Telecom Italia S.p.A. shareholders at June 30, 2013 according to the Shareholders Book, supplemented by communications received and other available sources of information (ordinary shares):

Foreign Companies
3.97%
Italian Companies
1.12%
Other Italian Shareholders
19.42%
Other Foreign Shareholders
0.10%
Foreign Institutional
Companies
46.99%
TELCO
22.39%
Telecom Italia Group
1.21%
Italian Institutional Companies
4.80%

The shareholders of Telco (Generali Group: 30.58%; Mediobanca S.p.A.: 11.62%; Intesa Sanpaolo S.p.A.: 11.62%; Telefónica S.A.: 46.18%) signed a Shareholders’ Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122. The description of the basic contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, posted on the website: www.telecomitalia.com.

Major Holdings in Share Capital

At June 30, 2013, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 of February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are:

Holder	Type of ownership	Percentage of ownership

Telco S.p.A.	Direct	22.39%
Findim Group S.A.	Direct	4.99%

Common Representatives

•

The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2015).

•

By decree of March 7, 2011, the Milan Court appointed Enrico Cotta Ramusino as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at Variable Rates,

Open Special Series, Reserved for Subscription by Employees of the Telecom Italia Group, in service or retired”, with a mandate for the three-year period 2011-2013.

•

By decree of October 18, 2012, the Milan Court confirmed Francesco Pensato as the common representative of the bondholders for the “Telecom Italia S.p.A. euros 1,250,000,000 5.375 per cent. Notes due 2019”, with a mandate for the three-year period 2012-2014.

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance from January 1, 2013 to June 30, 2013

Telecom Italia S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx TLC Indexes

115
110
105
100
95
90
85
80
75
70
65
0.8023
0.7674
0.7326
0.6977
0.6628
0.6279
0.5930
0.5581
0.5233
0.4884
0.4535
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Telecom Italia Ord.
Telecom Italia Sav.
FTSE Italy All-Shares
Dow Jones Stoxx TLC

Chart based on Telecom Italia ord. share price of EUR 0.6977 at January 2, 2013 – Stock market prices. Source: Reuters

Telecom Italia Media S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx Media Indexes

120
115
110
105
100
95
90
85
80
75
70
65
60
55
50
45
0.1869
0.1791
0.1713
0.1635
0.1557
0.1480
0.1402
0.1324
0.1246
0.1168
0.1090
0.1012
0.0934
0.0857
0.0779
0.0701
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Telecom Italia Media Ord.
Telecom Italia Media Sav.
FTSE Italy All-Shares
Dow Jones Stoxx Media

Chart based on Telecom Italia Media ord. share price of EUR 0.1557 at January 2, 2013 – Stock market prices. Source: Reuters.

Tim Participações S.A. vs. BOVESPA Index
(in Brazilian reais)

115
110
105
100
95
90
85
80
75
70
8.9105
8.5231
8.1357
7.7483
7.3608
6.9734
6.5860
6.1986
5.8112
5.4238
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Tim Participações Ord.
BOVESPA

Chart based on Tim Participações ord. share price BRL 7.7626 at January 2, 2013 – Stock market prices. Source: Reuters.

Telecom Argentina S.A. (Class B ordinary shares) vs. MERVAL Index (in Argentine pesos)

190
180
170
160
150
140
130
120
110
100
90
31.16
29.52
27.88
26.24
24.60
22.96
21.32
19.68
18.04
16.40
14.76
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Telecom Argentina
MERVAL

Chart based on Telecom Argentina Class B price ARS 16.40 at January 2, 2013 – Stock market prices. Source: Reuters.

Telecom Italia S.p.A. ordinary and savings shares, Tim Participações S.A. ordinary shares, Telecom Argentina S.A. Class B ordinary shares and Nortel Inversora S.A. Class B preferred shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares, 5 Tim Participações S.A. ordinary shares, 5 Telecom Argentina S.A. Class B ordinary shares and 0.05 Nortel Inversora S.A. Class B preferred shares.

Rating at June 30, 2013

At June 30, 2013, the three major rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook

STANDARD & POOR’S	BBB -	Stable
MOODY’S	Baa3	Negative
FITCH RATINGS	BBB	Negative

Waiver of the obligation to publish disclosure documents for extraordinary operations

On January 17, 2013 the Board of Directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Related Party Transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221/2010 concerning “related party transactions” and the subsequent Consob Resolution 17389/2010, it is noted that no significant transactions were entered into in the first half of 2013 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group for the first half of 2013.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2012 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group in the first half of 2013.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.

The information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements and in the Note “Related party transactions” in the Half-year condensed consolidated financial statements at June 30, 2013 of the Telecom Italia Group.

Alternative Performance Measures

In this Half-year Financial Report at June 30, 2013 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the figures used to arrive at the organic change are provided in this Half-Year Report as well as an analysis of the major non-organic components for the first six months of 2013 and 2012.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Management Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-Year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has also been introduced called “Adjusted net financial debt” which excludes effects that are purely accounting in nature, resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Footnotes

(1)

1The average exchange rates used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), equaled 2.66695 in the first half of 2013 and 2.41520 in the first half of 2012. For the Argentine pesos, the exchange rates used equaled 6.72696 in the first half of 2013 and 5.69209 in first half of 2012. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

Sustainability section

Environment

Energy

The work done to reduce energy consumption within Telecom Italia, through specific optimisation initiatives, is equivalent to approximately 150 GWh per year in terms of lower consumption and energy not drawn from the grid. This should be viewed in the context of the inertial increase of the amount of electrical energy drawn resulting from the actual and conceivable development in telephone traffic and services offered.

Work continued on the development of more efficient independent energy generation systems for the Company's own consumption at the generation site. A further boost was also given to the use of renewable energy sources and to targeted experimentation and testing activities.

Energy saving initiatives

Some of the initiatives implemented are aimed at improving energy efficiency through technological modernisation and optimisation of:

•

TLC platforms and servers installed in Data Centres, particularly through the concentration and virtualisation of machines;

•

air conditioning systems, particularly by taking action to optimise average operating temperatures and the physical premises, where possible using Full Free Cooling and other low energy systems with a reduced environmental impact;

•

switching and transmission systems;

•

alternating current to direct current (AC/DC) conversion systems.

With regard to the mostly multiannual initiatives already launched, during the six-month period:

•

an accurate programme was drawn up for energy audits of the group's 100 most energy-intensive buildings, in order to allow 24 efficiency measures to be taken during the year, identifying them according to energy use priorities. In the context of these measures, a set of actions were planned based on an analysis of the data gathered via the network of sensors installed at the main sites;

•

in the common areas, traditional (neon and dichroic) lamps were replaced by around 70,000 low energy LED lamps. The plan launched in 2011 has so far allowed 270,000 lamps to be replaced and the activities are expected to have been completed by the end of 2013, by when 300,000 lamps will have been replaced in total. The expected electricity saved will be more than 9 GWh/year for every 100,000 lamps replaced. Further environmental and other benefits are also expected to be achieved as a result of the longer life of the LED lamps, with a consequent reduction in maintenance activities and in the number of spent fluorescent lamps to be disposed of annually. A first batch of around 15,000 ceiling lights in office premises is also scheduled for replacement by the end of the year. The lighting systems will be fitted with presence detectors and variable lighting controls to adjust the amount of light depending on external lighting;

•

work continued to implement the plan to power public telephone booths remotely from telephone exchanges, providing for lighting by means of low energy LED lamps and the use of proximity sensors. Once the system is fully operational, the total energy saved, will be approximately 10 GWh/year;

•

under the annual programme to modernise technology and streamline systems serving exchanges and Radio Base Stations 1,164 actions were carried out on power stations, 2,134 on battery sets and 569 on air conditioning systems.

Activities aimed at developing alternative energy sources and boosting renewable ones

The following projects were carried out to increase the Company's own energy generation capacity, prioritising efficiency over traditional systems:

•

transformation of 5 cogeneration plants (Asti, Verona, Salerno, Lanciano, Treviso) into trigeneration plants, in order to provide a better response to local electricity, cooling and heating requirements. Completed in June 2013, these plants generate around 5.5 GWh/year;

•

construction and installation of 9 new cogeneration plants, including 2 plug&play (240 KWe) plants and 7 traditional plants (500 KWe). These plants will be tested and able to generate around 70 GWh/year as of 2014;

•

alignment with the best performance parameters of existing cogeneration plants, by increasing the hours of operation (around 8,000 hours/year);

•

installation of photovoltaic panels at 100 sites identified among the Company's own fixed network plants, with an expected energy saving of around 0.8 GWh/year;

•

construction of a solar cooling system in a medium-sized fixed network site for the production of chilled water for air conditioning by absorption of solar thermal energy. This project will result in an estimated annual saving of 0.25 GWh.

Experimentation and testing activity

•

The second phase of the qualification tests for Lithium Polymer batteries was launched. These batteries have virtually no environmental impact (zero emissions and 100% recyclable materials) and the testing is aimed in particular at verifying the operation and performance of a system consisting of two parallel 48 V/70 Ah batteries.

•

Tests continued on renewable energy supply systems, based on the use of photovoltaic panels, with the testing of prototypes installed on the test shelter at the Via Borgaro site in Turin. A system developed by the University of Rome 3 is currently being tested which confirms and improves the already good results of previous solutions in terms of efficiency and functionality. The testing  showed how the photovoltaic generation system is particularly sensitive to panel maintenance (a layer of dust or dirt on the surface is in fact enough to reduce energy generation considerably) and strongly influenced by installation site (partial shade impacts heavily on instant generation).

Sustainable mobility initiatives

A project was launched in Florence to improve home-office commuting and promote environmental sustainability in the city, with the aim of extending this initiative to other Company facilities across the country. Employee car parks have been created at the Telecom Italia site on Viale Guidoni for cars/motorbikes/electric bicycles, with twelve recharging stations.

This project was the result of a monitoring programme involving the distribution of internal questionnaires aimed at identifying habits, requirements and expectations of commuters. The resulting data confirmed the willingness of employees to adopt electrically operated vehicles in an environment conducive to eco-mobility.

Human Resources

Headcount and changes

Telecom Italia Group

Headcount as of June 30, 2013 is as follows:

(units)	6/30/2013	12/31/2012	Changes

Italy	53,610	54,380	(770)
Abroad	28,539	28,761	(222)
Total personnel on payroll	82,149	83,141	(992)
Agency contract workers	14	43	(29)
Total personnel	82,163	83,184	(1,021)
Non-current assets held for sale	-	-	-
Total	82,163	83,184	(1,021)

Excluding agency contract workers, the Group's headcount has decreased by 992 people compared to December 31, 2012.

The changes can be itemised as follows:

•

the departure of the company LA7 Srl (428 people) from the scope of consolidation;

•

net turnover down by 564 people, as detailed below by individual Business Unit:

(units)	Recruited (*)	Departed (*)	Net change

Domestic	350	577	(227)
Brazil	2,145	2,273	(128)
Argentina	350	438	(88)
Olivetti, Media and Others	12	133	(121)
Turnover	2,857	3,421	(564)

(*)

The table also includes transfers within the Group.

People Caring

During the first six months of 2013, Telecom Italia continued to implement specific initiatives relating to the following areas:

•

balance between working life and free time and support for the requirements of employees and their families;

•

support for volunteering initiatives by employees;

•

promoting diversity in the workplace.

Balance between working life and free time and support for the requirements of employees and their families

•

17 Nurseries: in addition to the 10 nurseries (in 8 cities), 7 discount agreements were signed with an equal number of external nurseries at the Turin, Rome and Padua offices.

•

Company loans: 228 disbursed for various requirements, 91 for home purchases and renovations and 94 granted to new parents with children up to three years of age.

•

Time saving:

–

handling of official formalities: 39 points at Company offices in 12 cities;

–

laundry/shoe repairs: operational in 5 offices in Milan and Rome;

–

newsagents: available in 3 offices in Rome;

–

wellness areas: two areas in Company offices (Padua and Rome) and a wellness area in Naples;

–

discount agreements: 43 online offers of products and services have been launched as a result of Telecom Italia’s partnership agreements, mostly within Italy (cars and motorbikes, culture and shows, electronic goods, sports goods, financial institutions, health and wellbeing, trips and holidays, miscellaneous).

•

Stays for employees'children:

–

traditional 15-day summer camps for children between the ages of 6 and 12 run by 12 centres (4,489 registered participants);

–

themed 14-day stays for children between the ages of 11 and 17, in Italy, at 17 centres (2,311 registered participants) and abroad (UK, Ireland and United States) at 7 colleges (563 registered participants);

–

scholarships abroad: 20 scholarships were granted to young people between the ages of 15 and 17 for one-year stays abroad (Europe, Argentina, Brazil, USA, Costa Rica, Honduras, Canada, China, Hong Kong, India, Japan) and 100 for four-week stays (in Ireland, Spain, Finland, Latvia, China and Japan).

•

Initiatives regarding sport, art, culture, entertainment and historical events: working with several different Company departments, over 2,500 tickets and invitations to VIP areas allocated since the beginning of 2013. A highly appreciated initiative was "Bimbi in campo", which allowed the children of employees to accompany players of the TIM Serie A soccer teams onto the field at a number of different matches during the 2012/2013 championship.

•

Mobility management: in order to assist colleagues with commuting between home and work, an "Intranet Mobility" has been created in some of the major cities to answer questions from colleagues and provide an opportunity to share cars (car pooling). The initiative has been launched in Genoa, Milan, Florence and Rome and includes a total of 165 crews. 15 Company offices have been provided with a shuttle service, making 315 journeys a day and 32 offices have been equipped with bicycle racks.

•

Counselling service: in order to help employees deal with difficulties of a professional and personal nature, a People Caring Centre telephone counselling service is provided by professional psychologists across the country. Either by telephone or email, 258 colleagues asked for information regarding the operation of the service and 143 made an appointment. 128 of these began a course of counselling sessions and 44 company-related matters were taken over by the Human Resources & Organization area.

The following campaigns have been conducted in Brazil:

•

Favourable terms for opening bank accounts, discount agreements and health insurance.

•

“Happy day”: employees are entitled to take a day off on their birthday or, if on maternity leave, to full pay for the relevant day. Employees are also granted additional paid days in case of marriage (5 days in total) and further paid days to new fathers for the birth or adoption of a child (10 days in total).

•

"TIM open day": this is an annual initiative aimed at introducing the children of employees to the environments where their parents work.

•

“A future without boundaries”: this programme helps the children of employees to choose their career through seminars and meetings with a number of employees in order to understand how the work is done.

•

"Children's food kit": all employees with children between the ages of 6 months and 2 years can request a kit provided free of charge by the Company that includes a number of specific foods. If prescribed by a doctor, the kit can also be requested for children under 6 months of age.

•

"Accident and sickness insurance": employees are guaranteed supplementary insurance cover to maintain their normal standard of remuneration in the event of a prolonged illness or accident at work.

Support for volunteering initiatives by employees

•

"Navigare Insieme (Browsing Together)": activities run in computer training centres in 16 Italian cities to help people over 60 to use the Internet. Colleagues support volunteers from the partner associations involved in the project.

•

Volunteering at the Dynamo Camp: in the summer of 2013, 30 colleagues will be volunteering for two sessions at the Dynamo Camp facility, where children and young people with serious or chronic health conditions can spend time playing and having fun in contact with nature.

•

Child sponsorship: working with CIAI, the Sant'Egidio Foundation and Save the Children, over 941 children have continued to be supported by employees under a child sponsorship scheme.

•

Fair trade shopping: a group has been set up with the Equologica cooperative in the Rome office at Via Pietro de Francisci (the initiative will be extended to other offices).

•

Telecom Blood Donors Group: 37 blood donation days were organised in 5 cities.

In Argentina, the programme involving employees in voluntary activities (Red de Voluntarios) continued. 1,349 volunteers have so far taken part in 142 projects in 12 cities and in 4 different areas of activity:

•

one-off activities lasting 1 or 2 days;

•

fund-raising initiatives within the Company;

•

initiatives in which volunteers join in with programmes run by non-profit organisations;

•

initiatives run by non-profit organisations and presented by employees, which the Company decides to support with financial contributions and the involvement of volunteers, monitoring their progress.

Promoting diversity in the workplace

The activities of the Diversity Committee continued, focusing in particular on age, gender diversity and disability. Blogs regarding the promotion of diversity remain active, allowing discussions and the exchange of documents.

In the context of gender diversity, 15 "Role Model" meetings were set up between female managers and successful women in the fields of art, culture, business and politics. The purpose of the initiative, which involved 1,058 female employees, was to promote greater awareness of the role currently played by women in the world of work.

A corporate video on diversity was created to promote the culture of difference and inclusion in the Company, through training and information activities and dissemination on the intranet. A training event on ageing and disability took place that involved 220 employees from the Telecom Italia Group.

The Comunico-IO project continued with the aim of promoting communication between the hearing impaired and other colleagues, improving their ability to operate fully independently using state-of-the-art technological tools. The 57 employees involved in the project were supplied with a mobile phone and a high definition web cam, which interact with a computer running the internal chat and Internet access services. Recently a new mobile phone has been supplied and a "Comunico-IO" app for Android is currently being delivered which support communication for people with hearing loss.

In Argentina, specific discussions were held on issues related to the “Diversity Programme”, including 2 training courses on disability for HR managers and 2 meetings on gender issues ("Women’s Break"). A number of company representatives also took part in events and working groups on gender-related issues organised by the IAE Business School - Universidad Austral.

Progress achieved by the Programme was monitored by means of specific meetings with various different sections of the Human Resources Department.

Selection and Development

Recruitment

Telecom Italia attends the main Italian Career Days, participating in events organised in Rome, Milan, Trento and Bari. Turnout was high again this year, with over 500 interviews being held between students and employees manning the stands.

As of 2011, in agreement with the trade unions and following agreements signed with the relevant universities, the experimental social responsibility project entitled "The day before" was launched by

Telecom Italia with the aim of allowing university students from across the country to combine the achievement of their academic qualification with work experience. The project provided for young graduates in technical and economic subjects to be recruited by the subsidiary Telecontac Center (TCC) and young graduates in technical subjects to be recruited by the Technology Function and Open Access  of Telecom Italia. The young people, all hired under an 18-month apprenticeship contract, will be involved in the training programme run by the Company to acquire knowledge and develop the skills needed to hold managerial posts in the future. At the end of the apprenticeship, Telecom Italia undertook to recruit 100 young people, on permanent contracts, to be assigned to various different parts of the Group.

167 young graduates have so far been placed in the Technology and Open Access departments of the Milan, Turin, Venice, Rome and Bari offices. Additional recruitments are also planned for the Florence, Pisa and Genoa offices. Over 165 people were recruited by TCC offices in Rome, Naples, Catanzaro and Caltanissetta.

As of June 30, 2013, 31 young people have been recruited on permanent contracts.

Alongside "The Day Before" project, another project currently involves Telecom Italia in a major partnership aimed at developing research and launching a more constructive and practical dialogue regarding the needs of companies and universities. Thanks to funding for 15 research doctorate scholarships, in addition to the 95 already awarded to the most prestigious educational establishments in the country, some of our managers are working closely with 91 young doctorate students to develop 38 research themes identified by Telecom Italia. At the end of the three-year period, in addition to having achieved a PhD, the young students will have an opportunity to gain employment with the Company.

Once again this year, international initiatives include Telecom Italia's collaboration with the University of Trento to promote a competition for 6 doctorate scholarships on the subject of "Human behaviour understanding from mobile phones data and web usage patterns", which will be implemented during the second half of the year.

The three Master's courses launched in the previous academic year (Network Innovation and Telecommunication Services with the Polytechnic of Turin, Business Innovation & ICT Management at MIP Polytechnic of Milan and Cloud Computing with the Federico II University of Naples) were completed. 18 of the 58 young people who brilliantly achieved the Master's Diploma between 2012 and 2013 were hired by the Company.

Numerous partnerships continued with prestigious universities through scholarships and internships related to innovation, ICT systems, the world of telecommunication and the media, antitrust, security, general management and labour law issues. During the first half of 2013, around 135 young people from leading Italian universities began an internship within the Group.

Development

The following were launched during the first half of 2013:

•

Individual Performance Feedback, dedicated to providing feedback on the performance of employees, aimed at identifying areas of strength and improvement. By establishing a closer relationship between supervisors and employees, the tool is intended to help improve the performance of individuals.

The process was completed on January 29, 2013 and involved around 48,000 non-managerial staff from the Telecom Italia Group. 81.6% of participants stated in their feedback questionnaire that they were entirely satisfied with the process, which involved the use of dedicated focus groups including evaluators and the evaluated from different Company Functions and was benchmarked against the best practices employed in national and international companies.

The proposals for improvement that emerged will be carefully considered, particularly in terms of their feasibility.

•

Participated Development is the tool that allows people at Telecom Italia to “participate” in their development and that of their colleagues/supervisors. The aim is to bring out talent by measuring the reputation of people, thus complementing the information obtained through "classic" development tools.

It is divided into four sections:

–

Talent Survey: each employee can name a colleague or supervisor (in their own Function or others) whom they consider to be a "talent", specifying characteristics observed in the field. The people identified as Talents are then "certified" and involved in various kinds of activities to recognise their contribution;

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Succession Survey: all supervisors can name a person, from among non-supervisors, who has the qualities needed to take on a leadership role and who, among people of the same grade, can take on more complex roles based on distinctive behaviour observed in the field. The individuals identified will then be "certified" and put forward for development programmes;

–

Professional Identity: by completing their professional/personal profile on the intranet, individual employees can make their skills visible and available to the internal community;

–

Willingness to Change: individual employees can each state their professional expectations and willingness to change job/workplace if actual opportunities should arise.

The experimentation phase, which was completed in January 2013, involved around 10,000 employees. The Talent Survey and Succession Survey sections were launched in June for all the Group's resources.

The customary assessments were launched during the first half of 2013 and entrusted to the Group company HR Services S.r.l.

A "Motivation Check" experiment was also launched as a new development tool dedicated to people over 50 and aimed at mapping and making the most of the motivational energy of senior employees by identifying the drivers that allow a high level of involvement to be maintained, while improving individual efficiency and well-being at work.

Training

The Telecom Italia Group considers training to be a crucial element for developing people and improving the Company's performance.

During the first six months of 2013, around 764,000 hours of classroom, online and on-the-job training took place, which equates to an average of 17.2 hours per head. 83.1% of personnel participated in at least one training session.

Training by professional category

			Participations (*) (no.)	Participants (no.)	Coverage (%) (**)
	Total hours (no.)	Hours per head (no.)
TOTAL	764,159	17.2	113,682	36,955	83.1%
Senior Managers	9,590	13.9	608	375	54.4%
Middle Managers	34,422	11.3	4,133	2,235	73.4%
Office Staff/Workers	720,146	17.7	108,941	34,345	84.4%

(*)

Shows the overall number of participations in the various forms of training (classroom, online, on-the-job training).

(**) Coverage refers to the percentage of participants compared to the total, i.e. the % of human resources who took part in at least one training session compared to the total number of human resources in each individual category (senior managers, middle managers, office staff/workers).

Training in the Company is primarily aimed at:

•

managerial culture, to support the leadership in dealing with the challenges posed by the market, evolution and constant innovation in the business;

•

developing specialised skills to ensure the dissemination and updating of job skills required for professional growth through classroom, e-learning and on-the-job training;

•

empowerment to maintain creative energy through programmes to strengthen self-efficacy, resilience and involvement, such as coaching and mentoring.

As of April 29, 2013, the new Training Policy has been published on the Computerised Documentation System.

Internal communication

Internal events and participation

Multimedia conventions are now the established method for conducting internal events. They involve a small number of people gathering in a physical space (auditorium or large meeting room) and interacting with a vast virtual audience of colleagues connected from their workstations by video streaming. People taking part in these multimedia conventions submit their questions to speakers before and during the convention, interact on the subjects and provide constructive feedback through blogs, forums and virtual networks. This way of holding meetings is in keeping with the interaction and involvement experiences with which the Company has been experimenting through an increasingly widespread social media presence. The online mode also allows the content to be used at a later date and contributes to minimising greenhouse gas emissions by avoiding the need for people to travel.

In particular, a network spin-off plan was presented in June that was broadcast in video streaming mode to the whole Company, allowing comments to be posted in real time.

During the first half of 2013, kick-offs were held of the new Business and Consumer organisations, as well as the Telecom Italia Information Technology Management Meeting and the “Sicuri, Adesso” (Safe, Now) conference, the final stage of a multimedia training and communication campaign related to safety at work, which involved the creation of an information brochure, both on paper and online, entitled “La sicurezza in tasca” (Safety in your pocket), filled with video testimonies and specific training activities.

In order to support the Compliance culture, the first Compliance Day was organised, involving summit meetings in the presence of Company managers.

At the end of the Agenda 2013 project, a meeting was held at the offices of Libera between Father Luigi Ciotti and the employees who had contributed actively to implementing the agenda.

Two editions were held of the “Conversazioni” (Conversations) planned as part of the School of Industrial Relations programme, which involves significant networking activities with social partners, the academic world, the media and Group managers, with a presentation of the Censis Report by Chairman Giuseppe De Rita and a debate on labour issues with the general secretary of CGIL Susanna Camusso.

Information and Company media

•

Intranet: around 250 items of news published, a considerable increase on 2012. This channel is once again one of the most popular due to the versatility, comprehensiveness and speed of communication.

Initial experiments were held of the new intranet "social" platform, which will allow greater exchange and interaction among colleagues, leading to the establishment of a form of active participation in the life of the Company.

•

Sincronizzando: one edition of the Company magazine was published and distributed after having undergone a radical graphic and editorial restyling aimed at improving its visual impact, legibility and general attractiveness. An option was introduced to access multimedia off-magazine content using the Augmented Reality app. A social writing initiative was launched during the first half of the year, involving 200 employees, aimed at putting together stories to be published in the journal.

The magazine is printed on FSC mixed certified paper, which reduces CO2 emissions to zero. In May, the Android and IOS version of the Editoria (Publishing) app was launched, which allows Sincronizzando, the Technical Newsletter and Code of Ethics to be read online.

•

Multimedia Channel: 43 editions of VideoNews, 23 Special Reports and 45 editions of a video magazine dedicated to ICT were created.

Listening and involvement activities and projects

Systematic feedback activities were carried out at the end of each event to determine the reaction of participants to the content presented.

Specific internal communication activities were launched to support the corporate “We have a dream” campaign and “#ioamoiltalento”, promoting the direct involvement of employees on the filming set.

Archimede, the competition which, since 2008, has been gathering and rewarding the best innovative ideas aimed at optimising the processes and services offered by the sector, continued in 2013. During the first half of 2013, awards were presented for the 2012 Archimede campaign to Open Access and Customer Care colleagues. The plan is currently being extended to other parts of the Company.

Health and safety at work

The "Sicuri, adesso" (Safe, now) campaign launched in 2012 for the employees of Telecom Italia S.p.A. continued to spread knowledge and awareness on occupational safety at all levels of the Company. In particular, video testimonies were published on the Company intranet by the managers most heavily involved in occupational safety (network and property management). Presentations were held in Company offices to illustrate the procedure for unblocking obstructed airways in children, to which the family members of employees were also invited, and "reverse" training days were organised with Network engineers, who taught their supervisors how to climb ladders, telephone poles and motorised platforms safely. In May, an event was held in Rome to conclude the campaign aimed at involving  managers and the main stakeholders in a fruitful discussion on good behaviour at work and in private and family life. The event was also attended by the Chief Operating Officer and the HR Manager of Telecom Italia S.p.A. Over the coming months, a survey will be carried out among around 25,000 employees to assess the positive effects of the “Sicuri, adesso” campaign.

A training plan was launched on the subject of safety and aimed at all Company personnel (workers, supervisors, managers) which uses a personalised approach based on the role and operational context of trainees and state-of-the-art educational tools that measure the effectiveness and efficiency of the training. The plan, which will be completed during the first half of 2014, provides for at least 8 hours of training to be provided for each employee involved.

Ad hoc activities have also been carried out on the subject of "work in confined spaces", which have involved technical personnel and staff of the businesses operating in the Fixed Network area.

With regard to road safety, safe driving courses for two-wheeled transport were organised for technical network personnel operating with environmentally-friendly MP3 mopeds in the historic centres of Italy's main cities. The sessions involved 40 employees.

The experimental “Behaviour Based Safety and Control” project launched in 2012 in 4 work centres (2 in Naples and 2 in Milan) was completed. It analysed the Company's safety procedures, established a check list to monitor the actions of engineers during their work and implement assessment and self-assessment in the field. The trend in accidents occurring in the 4 work centres involved in the project showed a reduction in the number of accidents.

An agreement is currently being implemented with ISPRA (National Institute for Environmental Protection and Research), which provides for joint measures to be taken at a number of Company sites to develop a new method for assessing occupational exposure to certain specific sources of electromagnetic fields.

With regard to noise, an assessment was launched of the risks to which some teams of engineers are exposed in their work. A new method was established to assess and measure the noise in headphones and a campaign is currently under way to measure noise levels in a number of call centres assigned to the 187, 187-2, 119 and 191 Telecom Italia and Telecontact services.

With regard to the checks carried out on suppliers, 10 audits were carried out on Fixed Network companies during the first half of the year. As of this year, the results of health, safety and environment audits carried out will contribute to determining the Vendor Rating.

Industrial relations

Telecomitalia S.p.A.

In February and March, during specific meetings, Telecom Italia provided the trade unions with an overview of the macroeconomic context, which is particularly critical for the whole telecommunication sector, and the respective market scenario, characterised by very strong competitive pressure. The meetings addressed the development prospects for the various businesses, the organisational considerations and the impact on employment levels.

In this context, the Company and the trade unions held discussions to find solutions aimed at achieving the shared goal of safeguarding employment levels by recovering efficiency and productivity, particularly in access network operations and caring services.

The discussion ended positively with specific agreements being signed on March 27 and 28, which identify an important series of actions to support employability and aimed in particular at promoting internalisation processes. The agreements also provided for production surpluses to be managed by using the most socially sustainable safety nets: above all defensive solidarity contracts and voluntary collective mobility. For employees who already meet the requirements for access to social security payments, an agreement was reached to consider this condition as an entitlement to collective mobility.

At the same meeting, an agreement was signed between the Company and the trade unions regarding the Performance Bonus, running from January 1, 2013 to December 31, 2015, which provides for the variable elements of the remuneration that do not vest in the employee to be correlated to results achieved, which are assessed on the basis of profitability, revenue performance and quality of service.

Telecom Italia has also decided to recognise the contribution made by workers to the economic and productive performance of the Company by paying an undifferentiated amount to all employees of the same grade for the second half of 2012. For this purpose, a specific agreement was reached with trade union representatives.

Pursuant to current legislation regarding Company transfers, Telecom Italia S.p.A. and Telecom Italia Sparkle S.p.A. implemented the procedure with the trade unions involved with regard to Telecom Italia Sparkle's intention to transfer its Network Operations business unit to Telecom Italia S.p.A., through a partial spin-off, as of September 1st, 2013. Employment contracts will be transferred without interruption from Telecom Italia Sparkle S.p.A. to Telecom Italia S.p.A..

The operation will allow the organisational structures dedicated to planning activities, processes and skills to be made more efficient.

Specific agreements were signed in June, as part of the discussions held between the Company and the trade unions to help find agreed solutions on how to introduce new work shifts for people operating in the Consumer Mobile and Business Credit Customer Operations, in the context of Caring Services.

These agreements, which will contribute to further improving oversight of the service and meeting the requirements of the relevant customers, will also allow workers to achieve a better work-life balance.

Telecontact Center

Numerous meetings with trade unions were held during the first half of 2013, during which the Company illustrated the new system for overseeing customer activities and the respective shift structure. The parties reached specific agreements on the introduction of new working hours needed to improve the fulfilment of requirements expressed by customers.

In the context of these agreements, the Company and trade unions established the minimum percentage of staff away on leave, in order to determine, in a definite and measurable way, how this leave is being taken and to allow it to be planned.

A specific agreement with trade union representatives was drawn up that allows an undifferentiated bonus to be paid by the Company for each employment grade which recognises the contribution made by workers to the Company's economic and productive performance during the second half of 2012. At the same meeting, a Performance Bonus was established for the employees of Telecontact Center S.p.A., running for three years from January 1, 2013 to December 31, 2015, which provides for the variable elements of the remuneration that do not vest in the employee to be correlated to results achieved, which are assessed on the basis of profitability, revenue performance and quality of service.

On the same dates, particularly in order to identify initiatives aimed at allowing a better work-life balance to be achieved, agreements were reached with the Trade Unions on the conditions for pregnant workers, leave for mothers and fathers, start time flexibility and the interval in working hours.

Advanced Caring Center

During the first half of 2013, specific agreements were reached with the trade unions with regard to identifying tools that will allow workers to improve their work-life balance.

In particular, it was decided that workers may use their paid annual leave in shorter periods than established by the applicable national collective labour agreement (30 minutes instead of 4 hours).

HRS Srl

The application of home-based teleworking was confirmed for operational staff working for HRS Srl. While contributing positively to the environment and to the quality of life of employees, by reducing travel time and improving their work-life balance, teleworking allows activity schedules to be optimised to achieve improvements in effectiveness and operational flexibility at the same time.

A specific agreement with the trade unions was signed, in June, on this issue to agree on implementation methods: teleworking may involve a maximum of 15% of operational resources. It will be voluntary and last for one year, which may be extended.

Remuneration policy

The Group's remuneration policy is based on an individual pay packet structure that aims to ensure a proper balance between the fixed and variable components, based on the Company's strategic objectives and risk management policy. The structure is intended to safeguard the identity and integration of the Group (unity) as well as to respect the diversity of the relevant markets (differentiation), so as to sustain the Company's competitiveness and performance and ensure staff involvement, honesty and internal fairness.

Remuneration policies differ according to a horizontal classification of employees aimed at subdividing resources based on the role they perform and their individual value.

The fixed remuneration component reflects the breadth and strategic nature of the role performed, measured using a job assessment system based on methods that are recognised and certified at international level, as well as the distinctive subjective characteristics and strategic skills of the employee.

The short term variable remuneration aims to establish a transparent link between pay and the degree of fulfilment of annual targets. For this purpose, the targets are fixed according to qualitative and quantitative indicators that represent and are consistent with the strategic priorities and business plan, measured according to pre-established and objective criteria, subject to discretional assessment margins.

The general terms of short-term incentive (MBO) policies, which were significantly reviewed in 2012 in terms of operating mechanisms and people involved, are understood to be confirmed for 2013, except for the further refinements introduced, particularly in light of the incentive results reported in 2012.

Alongside the MBO, another system of incentives exists for professional staff, with the aim of aligning the results achieved by these employees with the overall performance of the Company.

The Company's remuneration structure also provides for a long-term variable component that involves participation in annual Long Term plan cycles with an incentive period corresponding to the strategic planning period. In light of the current economic situation, the Board of Directors decided to suspend the 2013 Long Term Incentive plan cycle intended for a select group of the Company's managers.

Research and Development

Research and development activities at Telecom Italia are carried out by the Information Technology, TILab and Innovation & Industry Relations departments, which oversee the analysis of new technologies and the engineering of services offered to customers.

Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Right (IPR) and business, aimed at developing the Company’s assets in patents rights.

Telecom Italia's JOLs (Joint Open Labs) are actual joint laboratories where academic research and knowledge combine with industrial know-how and experience. In this context, the WHITE (Wellbeing and Health Innovative TEchnologies) laboratory has been opened in association with the Pisa-based Scuola Superiore Sant’Anna, the activities of which include prevention and recovery from ill health with the help of ICT and bio-robotic technologies. In particular, the laboratory addresses issues related to assisted living and digital health, with a view to developing services based on sensor technology, robotics and "distributed communication", which allow movement to be detected in motor rehabilitation processes and new "telehealth" management processes to be defined.

As part of the Changemakers business acceleration programme promoted by Telecom Italia and Expo Milano 2015, with the ambitious aim of changing the lives of 10 million people, 3 new projects have been selected:

•

Tooteko, which allows an "audio" track to be applied to objects and make any surface clickable and interactive. The potential applications of this technology include helping the visually impaired to gain information about the appearance of objects, providing a new educational tool to teach children to read and write, and creating a new device to replace conventional light switches;

•

Orange Fiber, a "social" fashion project that uses nano-technologies to transform citrus fruit waste into textile raw materials and clothing that release vitamins when they come into contact with the skin, involving women in difficulty and disadvantaged people in the production process;

•

PanPan, a smartphone social information app that allows geolocalised questions associated with specific areas to be sent and users to be identified in the same area who might be able to answer the questions. The application can also be used as a B2B platform for surveys and market research.

During the first half of 2013, Telecom Italia inaugurated the new business acceleration area in Milan, dedicated to talents from Working Capital, the programme launched in 2009 to support the creation and development of new Italian businesses based on digital innovation. The following projects will be developed in this context:

•

Welco (www.welco.co), a device that allows people to connect their home or office intercom to their smartphone or tablet;

•

Cityglance (www.cityglance.co), innovative social networking app that connects people travelling on public transport anywhere in the world;

•

ViciniDcasa, which allows a neighbourhood platform to be created to connect people and create new social relationships, communities of interest and even business opportunities between neighbours;

•

Dropin (www.dropin.fm), an innovative cloud service that provides access to a virtual recording studio via your browser, making music composition a "social" experience;

•

Starteed (www.starteed.com), innovative crowdfunding platform (collective financing via the Internet), which provides support for people with ideas, through funds and skills on a non-profit-making basis.

The following is a list of the projects and initiatives undertaken or pursued during the first half of 2013, subdivided into the major strands that make up the Group's Research and Development activities:

•

new generation network;

•

future Internet applications;

•

positive environmental impacts;

•

positive social impacts.

New generation network projects

•

The Ecousin project has been launched to analyse and propose a model for improving the scalability of network infrastructure, through information of a social nature, and generally improve the quality of the content experience for users. In particular, Telecom Italia is involved in gathering the information and studying the dynamics of how the content will be used in social networks, while prototyping innovative mechanisms for the distribution of content that do not necessarily require the involvement of third party content/service providers.

•

As part of the work being done to improve the quality control of services, development of the CHECK Suite system continued. The system implements an innovative approach to mobile network configuration and performance issues and presents the following strengths:

–

design and optimisation integrated with network creation and operation processes;

–

overall view of the network and service starting with its individual nodes;

–

innovative and patented data analysis techniques;

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automatic detection of inefficiencies in Near Real Time and calculation of the impact on the end customer for optimal management of recovery activities in terms of costs/benefits.

Specifically, functions have been introduced for Near Real Time monitoring of services, such as intra-network traffic, traffic directed towards the other mobile operators and all signalling traffic for managing user mobility. Research activities continued on virtualising network functions, i.e. potentially transforming network services into resident applications on cloud computing platforms. Meetings were held in this context with the leading manufacturers and a number of emerging businesses to explore strategies.

One initial example of how virtualisation could be applied to the mobile network was presented during the Study Day entitled “Ultra Broadband and SDN” held on 17th June. On that occasion, a demonstration was given of how the network is able automatically to activate new GGSNs (Gateway GPRS Support Nodes) to deal with requests for greater capacity arising from an increase in connected users.

•

An external wireless router prototype has been created to provide ADSL-like services in digital divide apartment buildings and industrial districts.

•

Solutions for the new FTTCab offer have been engineered and tested.

•

New, higher performance technologies have been introduced for the Metro network (Juniper solutions).

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The fundamental technical solutions have been devised for the plan to share the mobile access network between operators (RAN Sharing) for TIM Brasil.

•

The technical features of the solutions for the new Data Center (EASY-DataCenter) offers have been established.

Future Internet application projects

Proximity technology services that make life easier for users

•

Activities continued to develop NFC (Near Field Communications) technology, in which Telecom Italia is once again a protagonist. The "TIM Wallet" commercial services was launched in February this year to give the people of Milan the chance to use their smartphone, fitted with an NFC SIM card, to make purchases from shops registered to accept VISA payments.

•

NFC technology has also allowed Telecom Italia to launch "La tua spesa in sede" (Your shopping at the office), in association with COOP – Unicoop Tirreno, to help its employees reconcile work with family needs. This initiative allows employees to order their shopping by logging on to the website or using a mobile phone with NFC technology to select offers shown on posters displayed at the Company's offices. The shopping is delivered by a vehicle that keeps food at the correct temperature until it is collected, by the end of the working day, at the entrance to the Company's offices.

Smart applications for the Internet of the future

•

Telecom Italia is actively involved in creating the platform and services for the Future Internet, particularly through cooperative projects funded by the European Community to enable and support customers in creating and using advanced services (European FI-WARE project) by using innovative multiscreen Internet technologies such as HTML5 (European Webinos project). Identity and privacy requirements are fulfilled by integrating all the user's personal data from across his or her various digital identities into a single "personal sphere", completely managed and controlled by the user (European Digital.me project).

•

Telecom Italia has directed the end-to-end design and implementation of the Smart City App prototype for Expo 2015, which is intended to become a reference tool providing information, services and entertainment on Expo 2015, the participating nations, the city and the country, the partners and players involved. The purpose is to establish an ongoing relationship with the visitor, particularly using new generation LTE mobile connectivity networks and more evolved devices. By using innovative technologies, such as Augmented Reality and Visual Search, this prototype will allow a view of Milan  today and Expo 2015 tomorrow, integrating the real vision with multimedia animation and content.

Augmented Reality is a communication tool that can boost the effectiveness of traditional media (flyers, videos, websites) to promote the purchase and use of Company products (augmented products), illustrating the content of the package, the latest advertising spots relating to the product/offer and the most recent offers associated with the product itself or other products of the same brand. In this respect, a "virtual dummy" app has been created for online clothing purchases plus a probe app to monitor the key performance indicators of this service on Android smartphones. The MART app has been developed for the Trento and Rovereto Museum of Modern and Contemporary Art to provide information regarding the artist, their technique, the work of art in general and the themes of the room in which it is exhibited whenever a work of art is framed by the camera.

•

The Telecom Italia “SocialTV” programme monitors technological and business developments and evolution  taking place as a result of feedback from broadcasting, where there is an increasing trend towards simultaneous TV viewing and real time social media discussion.

Development of Big Data solutions

•

With the Trentino Open Living Data (TOLD) project, Telecom Italia has set itself the goal of developing and testing a “Big Data” platform for collecting and analysing data from different local players (companies, industries, government organisations). The objective (also pursued by the SKIL, Telecom Italia's Trento-based Semantics & Knowledge Innovation Lab, which carries out advanced research and post-university training activities in the field of semantic technologies) is to use telephone network data combined with other data sources (e.g. electricity meter readings, number of vehicles using motorways, public transport) to highlight trends, movements or the presence of people. This information allows services to be provided to customers for energy management, traffic forecasting, urban planning and insurance offers.

•

Another project run by SKIL is the Mobile Territorial Lab (MTL) for the processing of Personal Big Data: the combined data that individuals generate via their smartphones and that transform people into local sensors, as theorised in the Smart City models. According to the Living Lab model promoted by the EIT (European Institute of Innovation & Technology) and the Autonomous Province of Trento, a pilot community has been created of young families who use smartphones with "sensing" software and SIM card that constantly collects information about their movements, interactions and preferences, thus providing a dynamic map of the area in which they live.

Projects with positive environmental impacts

•

The Connected Car project focuses on interactions between vehicles, mobile terminals and network services to deliver on-board navigation services and enable environmentally-friendly and economical driving styles. Innovative solutions are continuing to be developed and prototyped in the field of Smart Mobility. In particular, the Instant Mobility project completed in March examined and tested service scenarios such as "social ride-sharing", which allows you to find someone with whom to share a journey and optimise travel.

•

As regards issues associated with exposure to electromagnetic fields, work is continuing between TILab and La Sapienza University of Rome, the Polytechnic University of the Marche and Regional Radioprotection Agencies. The dual purpose of this collaboration is to determine the average level of attenuation of electromagnetic fields afforded by the structures used in construction, in order to analyse the intensity of fields within buildings, and to measure, as accurately as possible, the amount of power transmitted by mobile radio base stations over a period of 24 hours. An initial campaign was conducted in Rome to measure the outdoor-indoor attenuation and a research project is currently under way to measure the attenuation afforded by the walls of 4 different types of buildings in a representative sample. Activities are also continuing to analyse the power transmitted for the 3G radio access network and activities relating to 4G nodes are about to begin. A joint research project has been launched with ARPA and the Polytechnic University of the Marche, where an LTE node is currently being installed to perform tests aimed at studying this technology.

Projects with positive social impacts

•

"Digital islands" are a new urban design concept that allows public administration and third parties to deliver smart and innovative functionalities to citizens, including simplified access to services, wellness and comfort, safety, purchasing and sustainable mobility services. The activity was also included as part of the SM2ART (Smart Square Metre) project for the Smart Cities and Communities tender (welfare and inclusion sector) launched by MIUR (the Italian Ministry of Education, Universities and Research). By redeveloping the local area, digital islands are in fact a social inclusion tool. A prototype smart island is currently being designed at the Via Reiss Romoli Telecom Italia offices in Turin.

Commitment to AAL (Ambient Assisted Living) with European projects and field tests

•

In the field of health, the Fisio@Home application is being developed for the remote rehabilitation of patients affected by osteo-articular or neurological problems by allowing health care specialists to monitor them remotely. The application uses a network of sensors placed on the patient's body and provides several additional features for doctors.

•

The Vrehab project, coordinated by the Italian Auxological Institute and co-financed by the Italian Ministry of Health and the Piedmont Region, has been launched with a view to developing, among other things, a non-intrusive system to assess the state of health of Parkinson's Disease sufferers and, if necessary, adapt treatments promptly and effectively. For this purpose, inertial sensors are fixed to the lower limbs that record acceleration, angular velocity and magnetic field. Analysing this data allows information to be extrapolated, including the amplitude and speed of movement, which is used by neurologists to assess the patient's conditions.

•

Telecom Italia is also focused on the world of the elderly. The aim of the European WIDER (green groWing SMEs: Innovation and Development in the energy sector in mEd aRea) project in the field of Ambient Assisted Living is to achieve better management and sharing of knowledge for small and medium sized companies on the subject of ecosmart dwellings for the elderly. Telecom Italia is part of the scientific committee and contributes to guiding technical and technological activities.

The European Life 2.0 project is intended to promote a totally independent way of life for elderly people through a platform of location-based services and social networking. An experiment is taking place that involves around 80 users aged between 65 and 75 and living in 4 pilot cities in Italy and abroad. The Italian project is coordinated by the Polytechnic of Milan and involves 19 people. The purpose of the experiment is the native app for iPad created by Telecom Italia, with which elderly people can manage their profile, read or publish ads and register for events organised by the entities taking part in the project.

Also for elderly people, an experimental service has been launched with Cilte, a social cooperative offering a remote assistance service. Users of the remote assistance service have been offered two different solutions they can use at home: RicordaTI and Cassiel. RicordaTI is a tablet app that reminds elderly people of the things they have to do, such as a doctor's appointment or a medicine they have to take. Cassiel instead uses a small wireless sensor to monitor the front door and alert the remote assistance centre if the door is left open for too long.

•

The project implemented by Compagnia di San Paolo on the subject of Social Housing, to which Telecom Italia contributes as a technological partner by supplying networks, services and tutors in the context of Working Capital, continues to offer apartments to temporary users in a building located in the Porta Palazzo area of Turin, for a total of 50/60 users. A second building will be opened during the year.

Solutions for "scuola 3.0" ("school 3.0")

•

SOCIETY (SOCIal Ebook communiTY) is the collaborative reading tool that involves the reader directly in the reading experience. With this tool, Telecom Italia is able to support dyslexic children at home and in school. Cooperation has recently been launched at European level with the EIT “Playful learning on the cloud” project and nationally with the University of Modena and Reggio Emilia.

•

“Robot@school” solutions, which will be developed for Italian secondary schools, were presented during a workshop held at the Grassi Technical Industrial Institute of Turin. A memorandum of understanding was also agreed between Telecom Italia and the Regional Education Department for Piedmont which, among other things, provides for a specific agreement on service robotics. In this context, Telecom Italia will provide schools with systems and platforms for the introduction, sharing and network integration (the so-called "cloud") of robots that will support human beings in their daily living environment.

•

The Autonomous Province of Trento, Telecom Italia and other partners have signed a cooperation agreement to launch an “eSchooling” research project aimed at developing advanced digital teaching models for schools.

The aim is to create new systems, at the Trento technology centre, based on applications that can simplify learning for students and teaching for teachers and allow teaching support tools to be used in a more informed way, including interactive whiteboards (IWB), tablets and the latest generation of digital books.

The project will generate software applications that will be tested experimentally at a number of schools in the Trentino region which have already expressed their interest.

Telecom Italia Group

Half-year Condensed

Consolidated

Financial Statements

at June 30, 2013

Contents

Telecom Italia Group Half-year Condensed Consolidated Financial
Statements at June 30, 2013

Consolidated Statements of Financial Position

88

Separate Consolidated Income Statements

90

Consolidated Statements of Comprehensive Income

91

Consolidated Statements of Changes in Equity

92

Consolidated Statements of Cash Flows

93

Note 1  Form, content and other general information

95

Note 2  Accounting policies

99

Note 3 Goodwill

103

Note 4 Other intangible assets

107

Note 5 Tangible assets  (owned and under finance leases)

109

Note 6 Investments accounted for using the equity method and Other investments

110

Note 7 Financial assets (non-current and current)

111

Note 8 Trade and miscellaneous receivables and other current assets

113

Note 9 Equity

115

Note 10 Financial liabilities  (non-current and current)

117

Note 11 Net financial debt

127

Note 12 Financial risk management

128

Note 13 Derivatives

134

Note 14 Supplementary disclosures on financial instruments

135

Note 15 Employee benefits

137

Note 16 Provisions

138

Note 17 Trade and miscellaneous payables and other current liabilities

139

Note 18 Contingent liabilities, other information, commitments and guarantees

140

Note 19 Finance income and expenses

145

Note 20 Profit (loss) for the period

148

Note 21 Earnings per share

149

Note 22 Segment reporting

151

Note 23 Related party transactions

155

Note 24 Equity compensation plans

167

Note 25 Significant non-recurring events and transactions

170

Note 26 Positions or transactions resulting from atypical and/or unusual operations

172

Note 27 Other information

173

Note 28 Events subsequent to June 30, 2013

174

Note 29 List of companies of the Telecom Italia Group

177

Consolidated Statements of Financial Position

Assets

(millions of euros)		note	6/30/2013	of which related parties	12/31/2012	of which related parties

Non-current assets
Intangible assets
Goodwill		3)	30,101		32,410
Other intangible assets		4)	7,585		7,927
			37,686		40,337
Tangible assets		5)
Property, plant and equipment owned			13,884		14,465
Assets held under finance leases			963		1,014
			14,847		15,479
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		6)	65		65
Other investments		6)	42		39
Non-current financial assets		7)	1,553	163	2,496	265
Miscellaneous receivables and other non-current assets			1,603		1,496
Deferred tax assets			945		1,432
			4,208		5,528
Total Non-current assets	(a)		56,741		61,344
Current assets
Inventories			536		436
Trade and miscellaneous receivables and other current assets		8)	7,095	229	7,006	235
Current income tax receivables			50		77
Current financial assets		7)
Securities other than investments, financial receivables and other current financial assets			1,834	44	1,256	12
Cash and cash equivalents			4,793	102	7,436	279
			6,627		8,692
Current assets sub-total			14,308		16,211
Discontinued operations/Non-current assets held for sale
of a financial nature			−		−
of a non-financial nature			−		−
			−		−
Total Current assets	(b)		14,308		16,211
Total assets	(a+b)		71,049		77,555

Equity and Liabilities

(millions of euros)		note	6/30/2013	of which related parties	12/31/2012	of which related parties

Equity		9)
Share capital issued			10,693		10,693
less: treasury shares			(89)		(89)
Share capital			10,604		10,604
Paid-in capital			1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period			4,654		7,070
Equity attributable to owners of the Parent			16,962		19,378
Equity attributable to Non-controlling interests			3,516		3,634
Total Equity	(c)		20,478		23,012
Non-current liabilities
Non-current financial liabilities		10)	31,435	394	34,091	476
Employee benefits		15)	862		872
Deferred tax liabilities			649		848
Provisions		16)	855		863
Miscellaneous payables and other non-current liabilities			984	2	1,053	2
Total Non-current liabilities	(d)		34,785		37,727
Current liabilities
Current financial liabilities		10)	6,531	187	6,150	178
Trade and miscellaneous payables and other current liabilities		17)	9,137	294	10,542	327
Current income tax payables			118		124
Current liabilities sub-total			15,786		16,816
Liabilities directly associated with discontinued operations/non-current assets held for sale
of a financial nature			−		−
of a non-financial nature			−		−
			−		−
Total Current Liabilities	(e)		15,786		16,816
Total Liabilities	(f=d+e)		50,571		54,543
Total Equity and Liabilities	(c+f)		71,049		77,555

Separate Consolidated Income Statements

(millions of euros)	note	1st Half 2013	of which related parties	1st Half 2012	of which related parties

Revenues		13,760	485	14,793	508
Other income		110		108
Total operating revenues and other income		13,870		14,901
Acquisition of goods and services		(6,154)	(356)	(6,500)	(343)
Employee benefits expenses		(1,931)	(58)	(2,006)	(53)
Other operating expenses		(941)		(897)
Change in inventories		114		62
Internally generated assets		278		299
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,236		5,859
of which: impact of non-recurring items	25)	(106)		(18)
Depreciation and amortization		(2,589)		(2,676)
Gains (losses) on disposals of non-current assets		(81)		16
Impairment reversals (losses) on non-current assets		(2,213)		−
Operating profit (loss) (EBIT)		353		3,199
of which: impact of non-recurring items	25)	(2,398)		3
Share of profits (losses) of associates and joint ventures accounted for using the equity method	6)	−		(4)
Other income (expenses) from investments		2		−
Finance income	19)	1,487	55	1,272	26
Finance expenses	19)	(2,436)	(64)	(2,189)	(39)
Profit (loss) before tax from continuing operations		(594)		2,278
of which: impact of non-recurring items	25)	(2,398)		3
Income tax expense		(633)		(822)
Profit (loss) from continuing operations		(1,227)		1,456
Profit (loss) from Discontinued operations/Non-current assets held for sale		3		−
Profit (loss) for the period	20)	(1,224)		1,456
of which: impact of non-recurring items	25)	(2,389)		1
Attributable to:
Owners of the Parent		(1,407)		1,242
Non-controlling interests		183		214

(euro)		1st Half	1st Half
		2013	2012

Earnings per share:
Basic and Diluted Earnings Per Share (EPS)(*):	21)
Ordinary Share		(0.07)	0.06
Savings Share		(0.07)	0.07
of which:
from Continuing operations
ordinary share		(0.07)	0.06
savings share		(0.07)	0.07
from Discontinued operations/Non-current assets held for sale
ordinary share		−	−
savings share		−	−

Consolidated Statements of Comprehensive Income

Note 9

(millions of euros)		1st Half 2013	1st Half 2012

Profit (loss) for the period	(a)	(1,224)	1,456
Other components of the Consolidated Statements of Comprehensive Income:
Other components that will not be reclassified subsequently to the Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains and losses		3	4
Net fiscal impact		(2)	(1)
	(b)	1	3
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Net fiscal impact		−	−
	(c)	−	−
Total other components that will not be reclassified subsequently to the Separate Consolidated Income Statement	(d=b+c)	1	3
Other components that will be subsequently reclassified to the separate consolidated income statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		(31)	31
Loss (profit) transferred to the separate consolidated income statement		1	1
Net fiscal impact		6	(7)
	(e)	(24)	25
Hedging instruments:
Profit (loss) from fair value adjustments		(472)	(76)
Loss (profit) transferred to the Separate Consolidated Income Statement		277	39
Net fiscal impact		55	10
	(f)	(140)	(27)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(620)	(337)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(g)	(620)	(337)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(h)	1	−
Total other components that will be reclassified subsequently to the Separate Consolidated Income Statement	(i=e+f+g+h)	(783)	(339)
Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(782)	(336)
Total comprehensive income (loss) for the period	(a+k)	(2,006)	1,120
Attributable to:
Owners of the Parent		(1,925)	1,018
Non-controlling interests		(81)	102

Consolidated Statements of Changes in Equity

Changes in Equity from January 1, 2012 to June 30, 2012

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeas-urements of employee defined benefit plans (IAS 19)(*)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total equity

Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694
Changes in equity during the period:
Dividends approved								(895)	(895)	(99)	(994)
Total comprehensive income (loss) for the period			25	(27)	(225)	3		1,242	1,018	102	1,120
Grant of equity instruments								1	1		1
Other changes								−	−	2	2
Balance at June 30, 2012	10,604	1,704	21	(101)	864	199	(1)	9,624	22,914	3,909	26,823

 (*) The Reserve is presented as a result of the early adoption of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the period”.

Changes in Equity from January 1, 2013 to June 30, 2013 Note 9

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remea-surements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total equity

Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012
Changes in equity during the period:
Dividends approved								(452)	(452)	(55)	(507)
Total comprehensive income (loss) for the period			(24)	(140)	(356)	1	1	(1,407)	(1,925)	(81)	(2,006)
Effect of equity transactions of TI Media								(23)	(23)	23	−
Telecom Argentina group buy-back of treasury shares								(10)	(10)	(2)	(12)
Other changes								(6)	(6)	(3)	(9)
Balance at June 30, 2013	10,604	1,704	19	(523)	148	155	−	4,855	16,962	3,516	20,478

Consolidated Statements of Cash Flows

(millions of euros)		note	1st Half	1st Half
			2013	2012

Cash flows from operating activities:
Profit (loss) from continuing operations			(1,227)	1,456
Adjustments for:
Depreciation and amortization			2,589	2,676
Impairment losses (reversals) on non-current assets (including investments)			2,213	1
Net change in deferred tax assets and liabilities			352	627
Losses (gains) realized on disposals of non-current assets (including investments)			80	(16)
Share of profits (losses) of associates and joint ventures accounted for using the equity method			−	4
Change in provisions for employees benefits			(6)	(6)
Change in inventories			(96)	(57)
Change in trade receivables and net amounts due from customers on construction contracts			87	235
Change in trade payables			(851)	(695)
Net change in current income tax receivables/payables			16	(54)
Net change in miscellaneous receivables/payables and other assets/liabilities			(69)	(192)
Cash flows from (used in) operating activities	(a)		3,088	3,979
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		4)	(1,000)	(917)
Purchase of tangible assets on an accrual basis		5)	(1,193)	(1,352)
Total purchase of intangible and tangible assets on an accrual basis (*)			(2,193)	(2,269)
Change in amounts due to fixed asset suppliers			(653)	(641)
Total purchase of intangible and tangible assets on a cash basis			(2,846)	(2,910)
Acquisition of control of subsidiaries or other businesses, net of cash acquired			−	(7)
Acquisitions/disposals of other investments			−	−
Change in financial receivables and other financial assets			259	236
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			(118)	(5)
Proceeds from sale/repayment of intangible, tangible and other non-current assets			46	30
Cash flows from (used in) investing activities	(b)		(2,659)	(2,656)
Cash flows from financing activities:
Change in current financial liabilities and other			(1,404)	(100)
Proceeds from non-current financial liabilities (including current portion)			1,577	1,846
Repayments of non-current financial liabilities (including current portion)			(2,679)	(2,687)
Share capital proceeds/reimbursements (including subsidiaries)			−	(2)
Dividends paid (*)			(498)	(1,027)
Changes in ownership interests in consolidated subsidiaries			(12)	−
Cash flows from (used in) financing activities	(c)		(3,016)	(1,970)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)		−	−
Aggregate cash flows	(e=a+b+c+d)		(2,587)	(647)
Net cash and cash equivalents at beginning of the period	(f)		7,397	6,670
Net foreign exchange differences on net cash and cash equivalents	(g)		(104)	(28)
Net cash and cash equivalents at end of the period	(h=e+f+g)		4,706	5,995
(*) of which related parties:
Total purchase of intangible and tangible assets on an accrual basis			65	61
Dividends paid			62	139

Additional Cash Flow Information

(millions of euros)			1st Half	1st Half
			2013	2012

Income taxes (paid) received			(229)	(241)
Interest expense paid			(1,650)	(1,875)
Interest income received			600	727
Dividends received			2	−

Analysis of Net Cash and Cash Equivalents

(millions of euros)			1st Half	1st Half
			2013	2012

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations			7,436	6,714
Bank overdrafts repayable on demand – from continuing operations			(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale			−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale			−	−
			7,397	6,670
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations			4,793	6,029
Bank overdrafts repayable on demand – from continuing operations			(87)	(34)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale			−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale			−	−
			4,706	5,995

Note 1
Form, content and other general information

Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”.

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Piazza degli Affari 2.

The duration of Telecom Italia S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector, particularly the fixed and mobile domestic and international telecommunications sector.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2013 have been prepared on a going concern basis (further details are provided in the Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005).

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2013 have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2012 Telecom Italia Group consolidated financial statements.

For purposes of comparison, the consolidated statement of financial position at December 31, 2012 and the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, as well as the consolidated statement of changes in equity for the first half of 2012 have been presented in accordance with IAS 34.

The comparative figures for the first half of 2012 have been adjusted following the completion of the process of allocation of the price paid for the acquisition of Tim Fiber SP and Tim Fiber RJ in accordance with the provisions of IFRS 3 “Business Combinations” which establishes that “during the measurement period, the acquirer shall recognize adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date”. The completion of this measurement process, which took place in the last quarter of 2012, led to a change in the separate consolidated income statement for the first half of 2012 consisting of higher depreciation and amortization of 6 million euros and lower income tax expense of 2 million euros.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2013 are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2013 was approved by resolution of the board of directors’ meeting held on August 1, 2013.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the Consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the Separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference.

The separate consolidated income statement includes, in addition to EBIT, or Operating profit (loss), the performance measure EBITDA, or Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets.

In particular, in addition to EBIT, Telecom Italia uses EBITDA as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). EBITDA represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

the Consolidated statement of comprehensive incomeincludes the profit or loss for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;

•

the Consolidated statement of cash flowshas been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their nature do not occur continuously during the normal course of business operations (for instance: income/expenses arising from the acquisition/sale of properties, business segments and investments included under non-current assets; income/expenses stemming from corporate-related reorganizations; income/expenses arising from fines levied by regulatory agencies; and impairment losses on goodwill).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated financial statements.

Segment reporting

An operating segment is a component of an entity:

•

that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•

whose operating results are regularly reviewed by the entity’s chief operating decision maker (in the case of Telecom Italia the board of directors) to make decisions about resources to be allocated to the segment and assess its performance; and

•

for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographic location (Domestic, Brazil and Argentina) for the telecommunications business and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•

Brazil: includes mobile (Tim Celular) and fixed (Tim Celular and Intelig) telecommunications operations in Brazil;

•

Argentina: includes fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telecommunications operations;

•

Media: operates as a network operator through Telecom Italia Media Broadcasting and, in the television sector, through MTV Italia;

•

Olivetti: includes manufacturing operations for products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Scope of consolidation

The changes in the scope of consolidation at June 30, 2013 compared to December 31, 2012 are listed below:

Exit of subsidiaries from the scope of consolidation:

Company		Business Unit	Month

Tecnoservizi Mobili S.r.l.	liquidated	Domestic	June 2013
La7 S.r.l.	sold	Media	April 2013

Besides the above, the changes in the scope of consolidation at June 30, 2013 compared to June 30, 2012 are listed as follows:

Exit of subsidiaries from the scope of consolidation:

Company		Business Unit	Mese

Matrix S.p.A.	sold	Other Operations	October 2012
Olivetti Holding B.V.	liquidated	Other Operations	October 2012

Merger of subsidiaries:

Company		Business Unit	Month

4G Holding S.p.A	merged in 4G Retail S.r.l.	Domestic	November 2012
Mediterranean Nautilus B V.	merged in Lan Med Nautilus Ltd	Domestic	November 2012
Saiat Società Attività Intermedie Ausiliarie TLC S.p.A.	merged in Telecom Italia S.p.A.	Other Operations	November 2012
Tim Fiber SP Ltda Tim Fiber RJ S.A.	merged in Tim Cellular S.A.	Brazil	August 2012

The breakdown by number of subsidiaries, associates and joint ventures of the Telecom Italia Group is as follows:

	6/30/2013
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line	40	61	101
joint ventures accounted for using the equity method	-	-	-
associates accounted for using the equity method	14	-	14
Total companies	54	61	115

	12/31/2012
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line	42	61	103
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	58	61	119

	6/30/2012
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line	45	65	110
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	61	65	126

Further details are provided in the Note “List of companies of the Telecom Italia Group”.

Note 2
Accounting policies

Going concern

The half-year condensed consolidated financial statements at June 30, 2013 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•

the main risks and uncertainties (that are for the most part of exogenous nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

–

changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;

–

variations in business conditions;

–

changes to laws and regulations (price and rate variations);

–

outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

–

financial risks (interest rate and/or exchange rate trends, the possible downgrading of the

Group’s credit rating by rating agencies);

•

the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2012 consolidated financial statements in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

Accounting policies and principles of consolidation

The accounting policies and principles of consolidation adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2013 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2012, to which reference should be made, except for:

•

the new standards and interpretations adopted by the Group since January 1, 2013, hereinafter described;

•

the changes required because of the nature of interim financial reporting.

Furthermore, in the half-year condensed consolidated financial statements at June 30, 2013, income taxes for the first six months of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified in “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

Use of accounting estimates

The preparation of the half-year condensed consolidated financial statements at June 30, 2013 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2012.

New Standards and Interpretations endorsed by the EU and in force from January 1, 2013

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force from January 1, 2013.

•

Amendments to IAS 1 (Presentation of Financial Statements)

On June 5, 2012, the EC issued the Regulation EC no. 475-2012 that endorsed in the EU certain amendments to IAS 1, which revise the way Other Comprehensive Income is presented. The amendments require to group separately those elements which will be reclassified (“recycled”) to the separate income statement and those elements that will not.

The adoption of these amendments did not have any effect on the measurement of the financial statement items and had limited effects on the disclosure provided in the half-year condensed consolidated financial statements at June 30, 2013.

•

Amendments to IFRS 7 (Financial Instruments: Disclosures-Offsetting Financial Assets and Financial Liabilities)

On December 13, 2012, the EC issued the Regulation EC no. 1256-2012 that endorsed in the EU the amendments to IFRS 7 with reference to Financial Assets and Financial Liabilities Offsetting disclosure.

These amendments did not have any effect on the half-year condensed consolidated financial statements at June 30, 2013.

•

Amendments to IAS 12 (Income Taxes)

On December 11, 2012, the EC issued the Regulation EC no. 1255-2012 that endorsed in the EU the amendments to IAS 12. IAS 12 requires an entity to measure the deferred tax relating to an asset according to whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will normally be through sale.

These amendments did not have any effect on the half-year condensed consolidated financial statements at June 30, 2013.

•

IFRS 10 (Consolidated Financial Statements) and IAS 27 (Separate Financial Statements)

On December 11, 2012, the EC issued the Regulation EC no. 1254-2012 that endorsed in the EU the IFRS 10, replacing SIC 12 (Consolidation: Special Purpose Entities) in its entirety, as well as all those parts of IAS 27 (“Consolidated and Separate Financial Statements”, now renamed “Separate Financial Statements”), that address when and how an investor should prepare consolidated financial statements.

The IFRS 10 introduces some changes in the definition of control, including also some implementing guidelines (including the agency relationship and the holding of potential voting rights).

The assessment of the control requirements must be carried out continuously and not only at the time of the investment.

The objective of IAS 27 is to prescribe the accounting policies and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity elects, or is required by local regulations, to present separate financial statements.

The Telecom Italia Group, as permitted by the aforementioned Regulation, has decided to adopt these principles starting from the half-year condensed consolidated financial statements at June 30, 2013; their adoption, however, did not have any effect on the half-year condensed consolidated financial statements at June 30, 2013.

•

IFRS 11 (Joint Arrangements)

The aforementioned Regulation EC no. 1254-2012 endorsed in the EU the IFRS 11 (Joint Arrangements) which supersedes IAS 31 (Interests in Joint Ventures) and SIC-13 (Jointly controlled Entities – Non-Monetary contributions by Venturers).

IFRS 11 requires the use of the equity method of accounting for interests in joint ventures. The proportionate consolidation method is eliminated.

The Telecom Italia Group, as permitted by the aforementioned Regulation, has decided to adopt this principle starting from the half-year condensed consolidated financial statements at June 30, 2013; its adoption, however, did not have any effect on the half-year condensed consolidated financial statements at June 30, 2013.

•

IAS 28 (Investments in associates and joint ventures)

The aforementioned Regulation EC n. 1254-2012 endorsed in the EU the revised IAS 28 (Investments in associates and joint ventures). The objective of the revised IAS 28 is to prescribe the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Telecom Italia Group, as permitted by the aforementioned Regulation, has decided to adopt this principle starting from the half-year condensed consolidated financial statements at June 30, 2013; its adoption, however, did not have any effect on the half-year condensed consolidated financial statements at June 30, 2013.

•

IFRS 12 (Disclosure of interests in other entities)

The aforementioned Regulation EC no. 1254-2012 endorsed in the EU the IFRS 12, which sets the disclosure requirements to be provided in the financial statements in order to evaluate the nature of and risks associated with all forms of its interests in other entities, including joint arrangements, subsidiaries, associates and special purpose vehicles.

The disclosure required will be provided in the notes to the annual consolidated financial statements and, therefore, the introduction of the new standard did not have any effect on the disclosure provided in the half-year condensed consolidated financial statements at June 30, 2013.

•

IFRS 13 (Fair value measurement)

On December 11, 2012, EC issued the Regulation EC no. 1255-2012 that endorsed in the EU the IFRS 13, which aims to improve consistency and comparability in fair value measurement through the “fair value hierarchy”. IFRS 13 should be adopted prospectively and does not extend the use of fair value accounting, but provides guidance on how it should be applied.

In particular, the IFRS 13:

–

defines the concept of fair value;

–

establishes a single set of principles for all fair value measurements;

–

introduces specific disclosure requirements to be provided about the measurement of fair value.

Although many of the concepts set forth in IFRS 13 are consistent with current practice, some aspects of the new standard result in impacts on Telecom Italia Group, foremost among which is the effect due to the clarifications introduced regarding the measurement of the non-performance risk in determining the fair value of derivative contracts. This risk includes both changes in the creditworthiness of the counterparty and of the Telecom Italia Group itself; for further details, please see Note “Supplementary disclosures on financial instruments”. The application of the IFRS 13 has resulted for the first half 2013 in a positive effect on the net result and equity attributable to owners of the Parent company of 22 million euros.

The adoption of the IFRS 13 did not have any effect on basic and diluted earnings per share.

•

Improvements to IFRS (2009-2011 Cycle)

On March 27, 2013, the EC issued the Regulation EC no. 301-2013 that endorsed in the EU certain improvements to the IFRSs for 2009-2011 Cycle.

The improvements impact, in particular, the following areas:

•

IAS 1 - clarification of the requirements for comparative information;

•

IAS 16 - classification of spare parts and servicing equipment;

•

IAS 32 - tax effect of distribution to holders of equity instruments;

•

IAS 34 - additional disclosure in interim financial reporting in relation to the segment information for total assets and liabilities.

The adoption of these amendments did not have any effect on the measurement of the financial statement items in the half-year condensed consolidated financial statements at June 30, 2013.

•

Transition Guidance - Amendments to IFRS 10, IFRS 11 and IFRS 12

On April 4, 2013, the EC issued the Regulation EC no. 313-2013 that endorsed in the EU the document Transition Guidance.

The document amends IFRS 10 to clarify how an investor should retrospectively adjust the comparative period if the conclusions on consolidation are not the same in accordance with IAS 27 / SIC 12 and IFRS 10 at the “date of initial application”.

This document has also amended IFRS 11 (Joint Arrangements) and IFRS 12 (Disclosure of Interests in Other Entities) to provide a similar facilitation for the presentation or amendment of comparative information relating to periods earlier than that defined “the immediately preceding period”.

The Telecom Italia Group, as permitted by the aforementioned Regulation, has decided to adopt these principles starting from the half-year condensed consolidated financial statements at June 30, 2013; their adoption, however, did not have any effect on the half-year condensed consolidated financial statements at June 30, 2013.

New Standards and Interpretations endorsed by the EU but not yet in force

In December 2012, the EU endorsed some amendments to IAS 32 (Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities) that clarify the application of certain criteria for offsetting financial assets and financial liabilities.

These amendments will be applied from January 1, 2014.

Such amendments are not expected to have material effects on the Group consolidated financial statements.

Note 3
Goodwill

Goodwill shows the following breakdown and changes during the first half of 2013:

(millions of euros)	12/31/2012	Increase	Decrease	Impairments	Exchange differences	6/30/2013

Domestic	30,630			(2,187)		28,443
Core Domestic	30,215			(2,187)		28,028
International Wholesale	415					415
Brazil	1,759				(122)	1,637
Argentina	−					−
Media	21					21
Other Operations	−					−
Total	32,410	−	−	(2,187)	(122)	30,101

The decrease of 2,309 million euros includes:

the goodwill impairment loss of 2,187 million euros for the Domestic Business Unit, due to the result of the impairment test conducted at June 30, 2013, implemented using the same method adopted in previous impairment tests and in particular comparing the value in use of the Core Domestic Cash Generating Unit (CGU) with its recoverable amount at the same date;

negative exchange differences, totaling 122 million euros, relating to the goodwill of the Brazil Business Unit.

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. The impairment test was carried out by the Group for the annual report at December 31, 2012. In the first half of 2013, the Group, in the presence of presumptions of impairment, repeated the impairment test on goodwill. This test led to an impairment loss of 2,187 million euros relating to the Core Domestic CGU.

The impairment test is carried out on two levels. At a first level, an estimate is made of the recoverable amount of the individual Cash Generating Units (or groups of units) to which goodwill is allocated at a second level the group is considered as a whole (including the CGUs to which goodwill has not been allocated).

The Cash Generating Units (or groups of units) to which goodwill has been allocated are the following:

Segment	Cash Generating Units (or groups of units)

Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil group
Media	Telecom Italia Media group

The value used to determine the recoverable amount of the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic segments and for Brazil. For the Telecom Italia Media CGU, the recoverable amount has been determined on the basis of the market capitalization of TI Media S.p.A. at June 28, 2013.

For the Core Domestic CGU, the estimate of the recoverable amount at June 30, 2013 was less than the carrying amount. As a result an impairment loss of 2,187 million euros has been recognized.

No goodwill impairment losses were identified for the International Wholesale, Brazil and Telecom Italia Media CGUs.

The main variables that had a significant influence on the value in use, for the three CGUs for which this value is used (Core Domestic, International Wholesale and Brazil), are detailed in the table below:

Core Domestic	International Wholesale	Brazil

EBITDA Margin (EBITDA/revenues) during the period of the plan	EBITDA Margin (EBITDA/revenues) during the period of the plan	EBITDA Margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
BRL/euro exchange rate
Cost of capital	Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate	Long-term growth rate

In keeping with the new procedure already adopted for the annual impairment test, the estimate of the value in use for the Core Domestic CGU is based on the analytical forecasts of plan cash flows (2013-2015) extended to cover a time period of five years (2013-2017).

These cash flows were adjusted to take account of the following items:

a)

the solely “negative” divergences between the 2013 forecast, updated on the basis of the actual first half results, and the 2013 budget (prior to the impact of the AGCom decisions of July 2013). The resulting adjusted cash flows have been compared with the analysts’ forecasts over the plan period to verify whether they fall within the “Ebitda – capex” (min-max) range established by the analysts before the AGCom decision;

b)

the expected impacts following the AGCom decisions of July 2013 regarding the lowering of wholesale prices of the copper network.

The estimate of the value in use for the International Wholesale and Brazil CGUs was based on the 2013-2015 plan figures adjusted to take account – where applicable – of the solely “negative” divergences between the 2013 forecast, updated on the basis of the actual first half results, and the original 2013 budget.

The nominal growth rates used to estimate the terminal value are the following (the growth rates for Brazil refer to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil

-0.18%	-0.18%	+3.93%

In particular, the growth rates for the CGUs of the Domestic segment are in line with the growth rates applied by the analysts who follow Telecom Italia shares (consensus of available estimates after the presentation of the results for the first quarter 2013).

Since the growth rate in the terminal value is correlated to the level of capital expenditures (capex) necessary to sustain such growth, for the estimate of the earnings flow to be capitalized, a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median applied by the analysts terminal year of valuation (equal to 17.80%) was used. The Group considers that the level of investment forecast by the analyst consensus to support an annual decrease in earnings of 0.18% beyond the explicit forecast period, overestimates the cash commitment needed to maintain the Core Domestic business; nevertheless it considered it appropriate to comply with the provisions of IAS 36 according to which the estimate of the cash flows for the calculation of the value in use should give greater weight to information from external sources.

The cost of capital was estimated by considering the following:

•

the criterion applied was the criterion for the estimate of CAPM - Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

•

in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business; for the remaining CGUs, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including

Telecom Italia itself;

•

the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.35; International

Wholesale CGU beta coefficient = 0.73 (unlevered beta));

•

the Beta coefficient for the Brazil CGU was calculated on the basis of the list price of the corresponding

ADR compared to the relative stock market index (beta coefficient = 1.02).

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the relative capitalization rates (WACC - g) have been estimated for each Cash Generating Unit (the values of Brazil refer to flows in reais) as follows:

	Core Domestic %	International Wholesale %	Brazil %

WACC post-tax	8.30	8.81	12.50
WACC post-tax – g	8.48	8.99	8.57
WACC pre-tax	12.11	12.78	16.71
WACC pre-tax – g	12.29	12.96	12.78

The differences between the values in use and the carrying amounts before impairment test at June 30, 2013 for the three CGUs considered amount to:

(millions of euros)	Core Domestic	International Wholesale	Brazil

Difference between values in use and carrying amounts	- 2,187	+ 35	+610

For purposes of the sensitivity analysis, four principal variables were considered for the two CGUs whose value in use is in excess of the carrying amount: the WACC pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA in the years 2013-2015 calculated based on the year 2012 (CAGR 2013-2015) and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	International Wholesale %	Brazil %

Pre -tax discount rate	12.78	16.71
Long-term growth rate (g)	-0.18	3.93
Compound Annual Growth Rate (CAGR) of EBITDA 2013-2015	- 3.31	10.42
Capital expenditures rate (Capex/Revenues)	from 5.64 to 7.67	from 16.39 to 16.51

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	International Wholesale %	Brazil %

Pre -tax discount rate	0.52	1.11
Long-term growth rate (g)	- 0.57	- 1.33
Compound Annual Growth Rate (CAGR) of EBITDA 2013-2015	- 1.65	- 1.84
Capital expenditures rate (Capex/Revenues)	0.34	1.06

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial Cash Generating Units of the Group without any goodwill allocation (Argentina and Olivetti). The total recoverable amount of all the Cash Generating Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-impairment losses at the first level. No impairment losses resulted at this further level of testing.

Note 4
Other intangible assets

Other intangible assets decreased 342 million euros compared to December 31, 2012.

Details on the composition and movements are as follows:

(millions of euros)	12/31/2012	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	6/30/2013

Industrial patents and intellectual property rights	2,335	351	(681)	−	(1)	(63)	249	2,190
Concessions, licenses, trademarks and similar rights	3,170	87	(191)			(99)	1,133	4,100
of which Licenses with an indefinite useful life	378					(30)		348
Other intangible assets with a finite useful life	795	209	(252)			(43)	−	709
Work in progress and advance payments	1,627	353				(10)	(1,384)	586
Total	7,927	1,000	(1,124)	−	(1)	(215)	(2)	7,585

Additions in the first half of 2013 include 152 million euros of internally generated assets (146 million euros in the first half of 2012).

The other net changes in the first half of 2013 include, among others, the effects of the change in consolidation scope due to the sale of the investee La7 S.r.l. on April 30, 2013 (9 million euros).

Industrial patents and intellectual property rights at June 30, 2013 essentially consist of applications software purchased outright and user license rights acquired, and relate to Telecom Italia S.p.A. (1,306 million euros) and the Brazil Business Unit (844 million euros). The sale of the investee La7 S.r.l. resulted in a reduction of 8 million euros.

With regard to amortization, it is noted that, based on the recent evolution of the commercial offers of the Parent Telecom Italia, the useful life of the software applications developed to support those offers has been reduced from 3 to 2 years, with effect from January 1, 2013; this has resulted in higher amortization charges recognized in the first half of 2013 of 25 million euros.

Listed below are the estimated impacts on amortization for the subsequent periods, calculated based on the non-current assets at June 30, 2013:

•

higher charges of 10 million euros in the second half of 2013;

•

lower charges of 8 million euros in the year 2014;

•

lower charges of 23 million euros in the year 2015;

•

lower charges of 4 million euros in the year 2016.

Concessions, licenses, trademarks and similar rights at June 30, 2013 mainly refer to:

•

unamortized cost of telephone licenses and similar rights (2,486 million euros for Telecom Italia S.p.A.,

640 million euros for the Brazil Business Unit and 14 million euros for the Argentina Business Unit);

•

the PCS mobile telephone license, with an indefinite useful life, of the Argentina Business Unit (348 million euros);

•

Indefeasible Rights of Use -IRU (260 million euros) mainly relate to companies of the Telecom Italia

Sparkle group (International Wholesale);

•

TV frequencies of the Media Business Unit (106 million euros);

•

unamortized cost of the trademarks of the Argentina Business Unit (240 million euros).

Other intangible assets with a finite useful life at June 30, 2013 basically include:

•

365 million euros of customer relationships relating to the Argentina Business Unit, recognised upon acquisition of control;

•

292 million euros of capitalized Subscriber Acquisition Costs (SAC) referring to a number of sales campaigns of Telecom Italia S.p.A. (211 million euros) and the Argentina Business Unit (81 million euros).

Work in progress and advance payments, show a decrease primarily due to the effect of the entry into force from January 1, 2013 of the user rights for the 800, 1800 and 2600 MHz LTE frequencies to be allocated to broadband mobile services, acquired by Telecom Italia S.p.A. during the year 2011; as a consequence, the related finance expenses have no longer been capitalized.

Note 5
Tangible assets
(owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased 581 million euros compared to December 31, 2012. Details on the composition and movements are as follows:

(millions of euros)	12/31/2012	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	6/30/2013

Land	232				(1)	(9)		222
Buildings (civil and industrial)	698	6	(34)		(1)	(23)	8	654
Plant and equipment	11,837	755	(1,226)		(7)	(237)	360	11,482
Manufacturing and distribution equipment	39	6	(7)			−	4	42
Other	677	62	(135)	(24)	(3)	(27)	82	632
Construction in progress and advance payments	982	349		(2)	(1)	(31)	(445)	852
Total	14,465	1,178	(1,402)	(26)	(13)	(327)	9	13,884

Additions in the first half of 2013 include 126 million euros of internally generated assets (153 million euros in the first half of 2012).

Other changes mainly relate to entry into operation of assets of the Parent Telecom Italia, recognized at December 31, 2012 under Construction in progress.

Assets held under finance leases

Assets held under finance leases decreased 51 million euros compared to December 31, 2012. Details on the composition and movements are as follows:

(millions of euros)	12/31/2012	Additions	Depreciation	Other changes	6/30/2013

Buildings (civil and industrial)	972	11	(58)	5	930
Other	17		(5)		12
Construction in progress and advance payments	25	4		(8)	21
Total	1,014	15	(63)	(3)	963

Note 6
Investments accounted for using the equity method and Other investments

Investments in associates accounted for using the equity method are composed as follows:

(millions of euros)	6/30/2013	12/31/2012

Trentino NGN S.r.l.	25	25
Tiglio I	15	15
Tiglio II	1	1
Other	24	24
Total	65	65

The list of investments in associates accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Other investments refer to the following:

(millions of euros)	6/30/2013	12/31/2012

Assicurazioni Generali	3	3
Fin.Priv.	9	10
Sia	11	11
Italtel S.p.A.	5	-
Other	14	15
Total	42	39

Note 7
Financial assets (non-current and current)

Financial assets (non-current and current) are composed as follows:

(millions of euros)		6/30/2013	12/31/2012

Non-current financial assets
Securities, financial receivables and other non-current financial assets
Securities other than investments		13	22
Financial receivables for lease contracts		86	110
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,354	2,291
Receivables from employees		32	34
Non-hedging derivatives		64	33
Other financial receivables		4	6
Total non-current financial assets	(a)	1,553	2,496

Current financial assets
Securities other than investments
Held for trading		-	-
Held-to-maturity		3	-
Available-for-sale		1,308	754
		1,311	754
Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)		129	83
Receivables from employees		12	13
Financial receivables for lease contracts		93	101
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		239	246
Non-hedging derivatives		42	39
Other short-term financial receivables		8	20
		523	502
Cash and cash equivalents		4,793	7,436
Total current financial assets	(b)	6,627	8,692
Total non-current and current financial assets	(a+b)	8,180	11,188

Financial receivables for lease contracts refer to:

•

Teleleasing lease contracts entered into directly with customers in previous years and of which

Telecom Italia is the guarantor;

•

portion of rental contracts, with the rendering of accessory services under the “full rent” formula.

“Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature” refer to the mark-to-market component, while “Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature” mainly consist of accrued income on derivative contracts. Further details are provided in the Note “Derivatives”.

Securities other than investments (included in current assets) refer to listed securities, classified as available-for-sale due beyond three months. They include Italian treasury bonds purchased by Telecom Italia S.p.A. and Telecom Italia Finance S.A., respectively for 357 million euros and 671 million euros, Treasury Credit Certificates (assigned to Telecom Italia S.p.A., as per the Decree of December 3, 2012 of the Ministry of Economy and Finance, as the owner of trade receivables) for 5 million euros, and 268 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and therefore readily convertible into cash. The long term treasury bonds and the Treasury Credit Certificates, which in accordance with Consob Communication no. DEM/11070007 of August 5, 2011 represent investments in “Sovereign debt securities”, were purchased in accordance with the Guidelines on “Management and control of financial risks” adopted by Telecom Italia Group in August 2012, which replace the previous policies in force since July 2009.

Cash and cash equivalents decreased, also as a result of the buyback of own bonds, by 2,643 million euros compared to December 31, 2012. The composition is as follows:

(millions of euros)	6/30/2013	12/31/2012

Liquid assets with banks, financial institutions and post offices	3,833	5,761
Checks, cash and other receivables and deposits for cash flexibility	2	2
Securities other than investments (due within 3 months)	958	1,673
Total	4,793	7,436

The different technical forms used for the investment of liquidity as of June 30, 2013 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe and with leading local counterparts with regard to investments in South America;

•

country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) include 100 million euros (150 million euros at December 31, 2012) of Euro Commercial Papers, with at least an A+ rating of the issuer by S&P’s or equivalent, and 843 million euros (1,517 million euros at December 31, 2012) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário), made with leading local banking and financial institutions by the Brazil Business Unit.

Note 8
Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets increased 89 million euros compared to December 31, 2012 and are composed of the following:

(millions of euros)	6/30/2013	12/31/2012
Amounts due on construction contracts	44	63
Trade receivables:
Receivables from customers	4,100	4,254
Receivables from other telecommunications operators	1,213	1,184
	5,313	5,438
Miscellaneous receivables and other current assets:
Other receivables	1,004	1,016
Trade and miscellaneous prepaid expenses	734	489
	1,738	1,505
Total	7,095	7,006

Trade receivables amount to 5,313 million euros (5,438 million euros at December 31, 2012) and are net of the provision for bad debts of 897 million euros (910 million euros at December 31, 2012). The reduction in net trade receivables, of 125 million euros, mainly reflected the performance of sales.

Trade receivables specifically refer to Telecom Italia S.p.A. (3,038 million euros), the Brazil Business Unit (1,401 million euros) and the Business Unit Argentina (389 million euros).

Trade receivables include 109 million euros (96 million euros at December 31, 2012) of medium/long-term trade receivables from customers, principally in respect of agreements for the sale of Indefeasible Rights of Use – IRU.

Other receivables amount to 1,004 million euros (1,016 million euros at December 31, 2012) and are net of a provision for bad debts of 107 million euros (113 million euros at December 31, 2012). Details are as follows:

(millions of euros)	6/30/2013	12/31/2012

Advances to suppliers	28	31
Receivables from employees	32	26
Tax receivables	529	525
Sundry receivables	415	434
Total	1,004	1,016

Tax receivables include, inter alia, 454 million euros relating to the Brazil Business Unit largely related to local indirect taxes and 66 million euros to the Domestic Business Unit partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly include:

•

receivables from factoring companies of 121 million euros, of which 77 million euros is from Mediofactoring (a company in the Intesa Sanpaolo group) and 44 million euros from other factoring companies;

•

receivable for the Italian Universal Service (27 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia’s obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;

•

receivables from the Italian State and the European Union (40 million euros) for grants regarding research and training projects of Telecom Italia S.p.A.;

•

miscellaneous receivables from OLOs (60 million euros).

Trade and miscellaneous prepaid expenses mainly pertain to building leases, rentals and maintenance payments as well as the deferral of costs referring to contracts for the activation of telecommunications services. Trade prepaid expenses include, in particular, 459 million euros of the Parent, Telecom Italia, (mainly the deferral of costs connected with the activation of new contracts for 256 million euros, building leases for 71 million euros, rent and maintenance payments for 27 million euros and insurance premiums for 26 million euros).

Note 9
Equity

Equity is composed as follows:

(millions of euros)	6/30/2013	12/31/2012

Equity attributable to owners of the Parent	16,962	19,378
Equity attributable to Non-controlling interests	3,516	3,634
Total	20,478	23,012

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		6/30/2013		12/31/2012

Share capital		10,604		10,604
Paid-in capital		1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		4,654		7,070
Reserve for available-for-sale financial assets	19		43
Reserve for cash flow hedges	(523)		(383)
Reserve for exchange differences on translating foreign operations	148		504
Reserve for remeasurements of employee defined benefit plans (IAS 19)	155		154
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	−		(1)
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	4,855		6,753
Total		16,962		19,378

On the basis of the resolution passed by the shareholders’ meeting held on April 17, 2013, the loss for the year 2012 shown in the financial statements of the Parent, Telecom Italia S.p.A., was covered by utilizing retained earnings. An amount of 452 million euros was drawn from retained earnings for the payment of extraordinary dividends, as follows:

•

0.020 euros for each ordinary share;

•

0.031 euros for each savings share;

gross of withholdings as established by law.

Movements in share capital during the first half of 2013 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2012 and June 30, 2013

(number of shares at par value of 0.55 euros)		at 12/31/2012	Shares issued for plans intended for employees	at 6/30/2013	% of capital share

Ordinary shares issued	(a)	13,416,839,374	204,151	13,417,043,525	69.01
less: treasury shares	(b)	(162,216,387)		(162,216,387)
Ordinary shares outstanding	(c)	13,254,622,987	204,151	13,254,827,138
Savings shares issued and outstanding	(d)	6,026,120,661		6,026,120,661	30.99
Total Telecom Italia S.p.A. shares issued	(a+d)	19,442,960,035	204,151	19,443,164,186	100
Total Telecom Italia S.p.A. shares outstanding	(c+d)	19,280,743,648	204,151	19,280,947,799

Reconciliation between the value of shares outstanding at December 31, 2012 and June 30, 2013

(millions of euros)		Share capital at 12/31/2012	Change in share capital	Share capital at 6/30/2013

Ordinary shares issued	(a)	7,379	−	7,379
less: treasury shares	(b)	(89)	−	(89)
Ordinary shares outstanding	(c)	7,290	−	7,290
Savings shares issued and outstanding	(d)	3,314	−	3,314
Total Telecom Italia S.p.A. shares capital issued	(a+d)	10,693	−	10,693
Total Telecom Italia S.p.A. shares capital outstanding	(c+d)	10,604	−	10,604

Share capital increased 112 thousand euros as a result of the issue of ordinary shares as part of the first stage of the “Long Term Incentive Plan 2010-2015”, approved by the Company’s shareholders’ meeting of April 29, 2010. For further details see the description provided in the Note “Equity compensation plans”.

Future potential changes in share capital

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

Note 10
Financial liabilities
(non-current and current)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

(millions of euros)		6/30/2013	12/31/2012

Financial payables (medium/long-term):
Bonds		21,705	23,956
Amounts due to banks		6,062	5,944
Other financial payables		464	460
		28,231	30,360
Finance lease liabilities (medium/long-term)		1,085	1,159
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,108	2,558
Non-hedging derivatives		10	13
Other liabilities		1	1
		2,119	2,572
Total non-current financial liabilities	(a)	31,435	34,091
Financial payables (short-term):
Bonds		3,655	3,593
Amounts due to banks		1,638	1,287
Other financial payables		703	684
		5,996	5,564
Finance lease liabilities (short-term)		199	219
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		329	350
Non-hedging derivatives		7	17
Other liabilities		-	-
		336	367
Total current financial liabilities	(b)	6,531	6,150
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c)	-	-
Total Financial liabilities (Gross financial debt)	(a+b+c)	37,966	40,241

Gross financial debt according to the original currency of the transaction is as follows:

	6/30/2013		12/31/2012
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	10,884	8,321	12,499	9,474
GBP	2,538	2,960	2,535	3,106
BRL	3,086	1,065	2,945	1,092
JPY	19,869	153	19,865	175
ARS	55	8	331	51
PYG	143,949	25	123,347	22
EURO		25,434		26,321
		37,966		40,241

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	6/30/2013	12/31/2012

Up to 2.5%	6,437	5,917
From 2.5% to 5%	6,194	6,222
From 5% to 7.5%	15,729	18,246
From 7.5% to 10%	5,695	4,977
Over 10%	417	505
Accruals/deferrals, MTM and derivatives	3,494	4,374
	37,966	40,241

Following the use of derivative hedging instruments, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	6/30/2013	12/31/2012

Up to 2.5%	8,360	8,633
From 2.5% to 5%	7,867	8,121
From 5% to 7.5%	13,653	15,180
From 7.5% to 10%	3,983	3,229
Over 10%	609	704
Accruals/deferrals, MTM and derivatives	3,494	4,374
	37,966	40,241

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of Financial liabilities – at nominal repayment amount:

	maturing by 6/30 of the year:
(millions of euros)	2014	2015	2016	2017	2018	After 2018	Total

Bonds	3,234	1,154	3,538	1,000	4,139	11,587	24,652
Loans and other financial liabilities	1,717	2,594	918	1,287	164	2,159	8,839
Finance lease liabilities	186	120	132	139	167	527	1,271
Total	5,137	3,868	4,588	2,426	4,470	14,273	34,762
Current financial liabilities	644	-	-	-	-	-	644
Total	5,781	3,868	4,588	2,426	4,470	14,273	35,406

The main components of financial liabilities are commented below.

Bonds are composed as follows:

(millions of euros)	6/30/2013	12/31/2012

Non-current portion	21,705	23,956
Current portion	3,655	3,593
Total carrying amount	25,360	27,549
Fair value adjustment and measurement at amortized cost	(708)	(1,226)
Total nominal repayment amount	24,652	26,323

The nominal repayment amount totals 24,652 million euros, decreasing 1,671 million euros compared to December 31, 2012 (26,323 million euros) as a result of the new issues/repayments/buybacks during the first half of 2013.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 6/30/13 (%)	Market value at 6/30/13 (millions of euros)

Bonds issued by Telecom Italia S.p.A.
Euro	268	267.7	3 month Euribor + 0.63%	7/19/07	7/19/13	100	100.011	268
Euro	284	284.1	7.875%	1/22/09	1/22/14	99.728	103.922	295
Euro	557	556.8	4.750%	5/19/06	5/19/14	99.156	103.367	576
Euro	750	750	4.625%	6/15/12	6/15/15	99.685	105.054	788
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	98.249	118
GBP	500	583.3	5.625%	6/29/05	12/29/15	99.878	105.913	618
Euro	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	105.843	1,058
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	113.962	969
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	96.112	384
Euro	1,000	1,000	7.000%	10/20/11	1/20/17	(*) 100.185	111.572	1,116
Euro	1,000	1,000	4.500%	9/20/12	9/20/17	99.693	103.028	1,030
GBP	750	874.9	7.375%	5/26/09	12/15/17	99.608	109.755	960
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	103.029	773
Euro	750	750	6.125%	6/15/12	12/14/18	99.737	108.569	814
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	104.616	1,308
GBP	850	991.6	6.375%	6/24/04	6/24/19	98.850	102.471	1,016
Euro	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	97.401	974
Euro	(**) 217	216.7	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	217
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	101.244	1,266
GBP	400	466.6	5.875%	5/19/06	5/19/23	99.622	94.204	440
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	81.274	545
Euro	750	750	7.750%	3/20/13	3/20/73	99.499	98.688	740
Subtotal		15,781.7						16,273
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
JPY	20,000	154.6	3.550%	4/22/02	5/14/32	99.250	100.612	156
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(*) 109.646	111.864	1,135
Subtotal		1,169.6						1,291
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	2,000	1,529.1	5.250%	10/29/03	11/15/13	99.742	101.202	1,547
USD	(***) 779.5	595.9	6.175%	6/18/09	6/18/14	100	103.542	617
USD	(***) 528.3	403.9	4.950%	10/6/04	9/30/14	99.651	103.388	418
USD	(***) 765.2	585.0	5.250%	9/28/05	10/1/15	99.370	104.682	612
USD	1,000	764.5	6.999%	6/4/08	6/4/18	100	110.696	846
USD	1,000	764.5	7.175%	6/18/09	6/18/19	100	111.643	854
USD	1,000	764.5	6.375%	10/29/03	11/15/33	99.558	93.949	718
USD	1,000	764.5	6.000%	10/6/04	9/30/34	99.081	91.207	697
USD	1,000	764.5	7.200%	7/18/06	7/18/36	99.440	98.649	754
USD	1,000	764.5	7.721%	6/4/08	6/4/38	100	102.165	781
Subtotal		7,700.9						7,844
Total		24,652						25,408

(*) Weighted average issue price for bonds issued with more than one tranche.

(**) Reserved for employees.

(***) Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website www.telecomitalia.com.

The following table lists the changes in bonds during the first half of 2013:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073 (1)	Euro	750	3/20/2013

(1)

The hybrid debt securities are Telecom Italia’s first subordinated issue on the euro market. The bond has a tenor of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 678 million euros 6.875% (1)	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros 6.750% (2)	Euro	432	3/21/2013

(1)

Net of buybacks by the Company for 172 million euros during 2011 and 2012.

(2)

Net of buybacks by the Company for 218 million euros during 2011 and 2012.

Buybacks

On June 3, 2013 Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing between June 2014 and October 2015, buying back a total nominal amount of USD 1,577 million (equal to approximately 1.2 billion euros). The repurchased bonds are in the portfolio of the buyer Telecom Italia S.p.A., while at consolidated level, this amount is no longer included under liabilities.

Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer	Repurchased nominal amount	Buyback price

Telecom Italia Capital S.A. USD 1,000 million 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. USD 1,250 million 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. USD 1,400 million 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

The main components of financial liabilities are commented below.

Medium/long-term amounts due to banks of 6,062 million euros (5,944 million euros at December 31, 2012) increased by 118 million euros. Short-term amounts due to banks totaled 1,638 million euros, increasing 351 million euros (1,287 million euros at December 31, 2012). Short-term amounts due to banks included 1,313 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amounted to 464 million euros (460 million euros at December 31, 2012). They included 274 million euros of payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016, and 156 million euros for Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029. Short-term other financial payables amounted to 703 million euros (684 million euros at December 31, 2012) increasing 19 million euros, and included 382 million euros of the current portion of medium/long-term other financial payables, of which 102 million euros referring to the amount owed by Telecom Italia S.p.A. on the purchase of the user rights for the 800, 1800 and 2600 MHz frequencies, and 264 million euros relating to debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A..

Medium/long-term finance lease liabilities totaled 1,085 million euros (1,159 million euros at December 31, 2012) and mainly related to building sale and leaseback transactions recorded in accordance with the financial method established by IAS 17. Short-term finance lease liabilities amounted to 199 million euros (219 million euros at December 31, 2012).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,108 million euros (2,558 million euros at December 31, 2012). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 329 million euros (350 million euros at December 31, 2012). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 10 million euros (13 million euros at December 31, 2012). Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 7 million euros (17 million euros at December 31, 2012). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

“Covenants”, “Negative pledges” and other contract clauses in effect at June 30, 2013

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), it is noted that following the downgrade of Telecom Italia to Baa3 by Moody’s last February 11, 2013, the EIB performed a review of all the outstanding contracts (for a total nominal amount of 3,350 million euros) and the parties agreed to slightly modify the contracts with reference to the clauses of asset disposal, negative pledge and event of default cases. Furthermore additional costs (in terms of greater interest rate paid on each loan) have been defined at the expense of Telecom Italia from a minimum of 1 bp p.a. to a maximum of 56 bps p.a., according to the loan maturity. Lastly a clause was added on the basis of which if one or more of the credit ratings of the medium and long-term debt not subordinate to and not guaranteed by Telecom Italia is less than BBB- for Standard & Poor’s, Baa3 for Moody’s and BBB- for Fitch Ratings, the Company must immediately inform the EIB of this. The latter shall have the right to request that additional guarantees be established to its liking, or that Telecom Italia provide another type of guarantee, offering protection in a manner, form and content deemed acceptable by the bank. If Telecom Italia does not comply with the EIB’s requests, the latter shall have the right to demand the immediate repayment of the amount disbursed.

With reference to the EIB loans not secured by bank guarantees for an amount of 1,453 million euros (out of a total of 3,359 million euros at June 30, 2013), the following covenants are applied:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases,

expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

“Inclusion clause” provided for in the 100 million euro loan of August, 5 2011 and the 300 million euro loan of February 7, 2013: where there are more restrictive clauses (e.g. cross default clauses, financial covenants,

commitments restricting the sale of goods) conceded by the Company in new loan contracts the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

“Network Event” contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with spread on the Euribor between a minimum of 0.0875% and a maximum of 0.2625% for the credit line maturing on 2014.

The syndicated bank line contains the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control.

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary TI Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the concession/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the phenomenon of a change in control involves a change in or the termination of the relationship. Some, however, not regarding financing relationships, are subject to restrictions on confidentiality, such that the disclosure of the presence of the clause would cause severe detriment to the Company, which consequently takes advantage of the right not to proceed to make any disclosure on the issue, pursuant to art. 123-bis of the TUF, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded.

There remain the following types of agreements, all regarding financing relationships:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom

Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A.,

Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28,

2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Revolving credit facility (200,000,000 euros). The agreement was entered into by Telecom Italia with

UniCredit S.p.A. on December 20, 2010 and contemplates a discipline similar to that contained in the

August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28,

2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly

(through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo

S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. Currently this facility is not being used;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and

Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company.

Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 3.35 billion euros:

–

the contracts signed by Telecom Italia with the EIB, for an amount of 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

–

the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for an amount of 600 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

–

the three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros and the agreements backed by a SACE guarantee concluded on February 7, 2013 for an amount of 100 million euros, contain an “inclusion clause” according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros.

•

Senior Secured Syndicated Facility. The contract was signed in October 2011 by BBVA Banco Francés and

Tierra Argentea S.A (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000

Argentine pesos, and provides for the repayment of the loan in 2016. Following the signing of a Waiver &

Prepayment Agreement on March 6, 2013, the facility has a residual value of 55,164,000 Argentine pesos

(equal to approximately 8 million euros). The loan is secured by an on-demand bank guarantee for an amount equal to the residual value of the facility, for which the collateral formerly pledged of (i) 15,533,834

Telecom Argentina shares and (ii) 2,351,752 American Depositary Shares (ADS) representing 117,588

Nortel Inversora S.A. class B preferred shares, has been released. The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local practice; there is also a change of control clause which requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or loose control of the other Argentine subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of June 30, 2013, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2013:

(billions of euros)	6/30/2013		12/31/2012
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	-	-	1.25	-
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – expiring December 2013	0.2	-	0.2	-
Total	8.2	1.5	9.45	1.5

On May 24, 2012, Telecom Italia entered into an agreement for a Forward Start Facility of 4 billion euros, extending half the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

On March 25, 2013, Telecom Italia signed a new agreement to extend a further 3 billion euros of the Revolving Credit Facility (RCF) expiring August 2014, which had already been extended in part in 2012. The extension was obtained through a Forward Start Facility of 3 billion euros which will come into effect in August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and will expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia’s Rating at June 30, 2013

At June 30, 2013 the three rating agencies - Standard & Poor’s, Moody’s and Fitch Ratings – issued the following ratings for Telecom Italia:

	Rating	Outlook

STANDARD & POOR’S	BBB -	Stable
MOODY’S	Baa3	Negative
FITCH RATINGS	BBB	Negative

Note 11
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at June 30, 2013 and December 31, 2012 calculated in accordance with the criteria set out in the Recommendation of ESMA (European Securities & Markets Authority) – the former CESR (Committee of European Securities Regulators) – of February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

(millions of euros)		6/30/2013	12/31/2012

Non-current financial liabilities		31,435	34,091
Current financial liabilities		6,531	6,150
Financial liabilities relating to Discontinued operations/Non-current assets held for sale		-	-
Total Gross financial debt	(a)	37,966	40,241
Non-current financial assets (°)
Non-current financial receivables for lease contract		(86)	(110)
Non-current hedging derivatives		(1,354)	(2,291)
	(b)	(1,440)	(2,401)
Current financial assets
Securities other than investments		(1,311)	(754)
Financial receivables and other current financial assets		(523)	(502)
Cash and cash equivalents		(4,793)	(7,436)
Financial assets relating to Discontinued operations/Non-current assets held for sale		-	-
	(c)	(6,627)	(8,692)
Net financial debt as per Consob communication DEM/6064293/2006	(d=a+b+c)	29,899	29,148
Non-current financial assets (°)
Securities other than investments		(13)	(22)
Other financial receivables and other non-current financial assets		(100)	(73)
	(e)	(113)	(95)
Net financial debt(*)	(f=d+e)	29,786	29,053
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g)	(973)	(779)
Adjusted net financial debt	(f+g)	28,813	28,274

(°) At June 30, 2013 and at December 31, 2012, “Non-current financial assets” (b+e) amount to 1,553 million euros and 2,496 million euros, respectively.

(*) As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note “Related party transactions“.

Note 12
Financial risk management

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•

market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•

credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•

liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•

the definition, at a central level, of guidelines for directing operations;

•

the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•

the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•

the monitoring of the results achieved;

•

the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risk, the Group adopted Guidelines on “Financial risk management and control” and mainly uses the following financial derivatives:

•

Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with banking and financial counterparts with at least a “BBB-” rating from Standard & Poor’s or equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the Half-year condensed consolidated financial statements at June 30, 2013;

•

the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•

in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the period. As a result, these financial instruments are not exposed to interest rate risk;

•

the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis;

•

the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the period; accordingly they are included in this analysis.

Exchange rate risk – Sensitivity analysis

At June 30, 2013 (as was the case at December 31, 2012), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements of each subsidiary was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value

(mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at June 30, 2013 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses,

before the tax effect, would have been recognized in the income statement for 49 million euros (18 million euros at December 31, 2012).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Paper and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	6/30/2013			12/31/2012
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Bonds	19,083	5,569	24,652	20,823	5,500	26,323
Loans and other financial liabilities	5,823	4,287	10,110	5,744	3,918	9,662
Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	24,906	9,856	34,762	26,567	9,418	35,985
Total current financial liabilities (*)	79	565	644	71	567	638
Total	24,985	10,421	35,406	26,638	9,985	36,623

(*) At June 30, 2013, variable-rate current liabilities include 237 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (252 million euros at December 31, 2012).

Total Financial assets (at the nominal investment amount)

	6/30/2013			12/31/2012
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Cash and cash equivalents	-	3,955	3,955	-	5,840	5,840
Euro Commercial Papers	-	100	100	-	150	150
Securities	892	1,275	2,167	380	1,902	2,282
Other receivables	576	201	777	611	298	909
Total	1,468	5,531	6,999	991	8,190	9,181

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	6/30/2013		12/31/2012
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	24,405	5.94	26,175	5.90
Loans and other financial liabilities	10,067	3.48	9,692	3.68
Total	34,472	5.22	35,867	5.30

Total Financial assets

	6/30/2013		12/31/2012
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Cash and cash equivalents	3,955	2.64	5,840	1.31
Euro Commercial Papers	100	0.40	150	0.27
Securities	2,167	5.67	2,282	8.20
Other receivables	231	6.04	276	5.72
Total	6,453	3.75	8,548	3.27

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Exposure to credit risk for the Telecom Italia Group consists of possible losses that could arise from the failure of either commercial or financial counterparts to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using client scoring and analysis systems. For specific categories of trade receivables the Group also makes use of factoring, mainly on a “non-recourse” basis.

Provision charges for bad debts are recorded for specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•

money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period,

as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there are investments in Euro Commercial Paper (the issuers all have at least an A+ rating by Standard & Poor’s or equivalent and headquarters in Europe) and bonds featuring a limited level of risk. All investments were carried out in compliance with the Guidelines on “Financial risk management and control” adopted by the Group in August 2012, which replaced previous policies in force since July 2009.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at June 30, 2013, together with unused committed bank lines, ensure complete coverage of debt repayment obligations also beyond the next 24 months.

16.3% of gross financial debt at June 30, 2013 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and the interest and exchange rates in place at June 30, 2013. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 6/30 of the year:
(millions of euros)		2014	2015	2016	2017	2018	After 2018	Total

Bonds	Principal	3,234	1,154	3,538	1,000	4,139	11,587	24,652
	Interest portion	1,456	1,293	1,206	1,019	949	6,959	12,882
Loans and other financial liabilities	Principal	1,717	2,594	918	1,287	164	2,159	8,839
	Interest portion	276	157	58	(40)	(43)	(303)	105
Finance lease liabilities	Principal	186	120	132	139	167	527	1,271
	Interest portion	88	81	72	62	52	97	452
Non-current financial liabilities (*)	Principal	5,137	3,868	4,588	2,426	4,470	14,273	34,762
	Interest portion	1,820	1,531	1,336	1,041	958	6,753	13,439
Current financial liabilities	Principal	644	-	-	-	-	-	644
	Interest portion	5						5
Total Financial liabilities	Principal	5,781	3,868	4,588	2,426	4,470	14,273	35,406
	Interest portion	1,825	1,531	1,336	1,041	958	6,753	13,444

(*) These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 6/30 of the year:
(millions of euros)	2014	2015	2016	2017	2018	After 2018	Total

Disbursements	807	619	543	467	444	3,815	6,695
Receipts	(733)	(626)	(592)	(538)	(525)	(4,233)	(7,247)
Hedging derivatives – net (receipts) disbursements	74	(7)	(49)	(71)	(81)	(418)	(552)
Disbursements	2	4	-	-	-	-	6
Receipts	(39)	-	(1)	(41)	(2)	(9)	(92)
Non-Hedging derivatives – net (receipts) disbursements	(37)	4	(1)	(41)	(2)	(9)	(86)
Total net (receipts) disbursements	37	(3)	(50)	(112)	(83)	(427)	(638)

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRSs does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

Note 13
Derivatives

The following table presents the derivative financial instruments of the Telecom Italia Group at June 30, 2013 and at December 31, 2012, by type:

Type (millions of euros)	Hedged risk	Notional amount at 6/30/2013	Notional amount at 12/31/2012	Spot (*) Mark-to-Market (Clean Price) at 6/30/2013	Spot (*) Mark-to-Market (Clean Price) at 12/31/2012

Interest rate swaps	Interest rate risk	3,650	2,400	(37)	(1)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	2,082	3,179	76	188
Total Fair Value Hedge Derivatives		5,732	5,579	39	187
Interest rate swaps	Interest rate risk	3,120	3,120	(146)	(228)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	10,245	10,402	(913)	(577)
Commodity Swap and Options	Commodity risk (energy)	45	27	0	1
Forward and FX Options	Currency exchange rate risk	123	32	8	(2)
Total Cash Flow Hedge Derivatives		13,533	13,581	(1,051)	(806)
Total Non-Hedge Accounting Derivatives		640	627	94	45
Total Telecom Italia Group Derivatives		19,905	19,787	(918)	(574)

(*) Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

Note 14
Supplementary disclosures on financial instruments

Measurement at fair value

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy is composed by three levels of input:

•

Level 1: quoted prices in active market;

•

Level 2: values estimated using observable market inputs;

•

Level 3: values estimated using inputs that are not based on observable market data.

Specifically, the fair value measurements of the level 2 financial instruments were made using standard market financial models (e.g. discounted cash flow model and Hull & White).

Furthermore, on December 11, 2012, Regulation EC no. 1255-2012 was issued, representing the adoption at EU level of IFRS 13, which aims to improve consistency and comparability in fair value measurement through the “fair value hierarchy”. IFRS 13, which must be adopted prospectively, does not extend the use of fair value accounting, but provides guidance on how it should be applied. However, IFRS 13 does not provide a method for calculating fair value that includes “non-performance risk”. Based on best market practice, Telecom Italia has developed an algorithm that includes i) exposure to risk, measured as the current exposure of riskless mark-to-market and assumed to be constant over the duration of the financial instrument, ii) the value of Credit Default Swaps (CDS) of the contracting parties to represent their probability of default and iii) remaining period of exposure to the specific risk of the financial instrument, assumed to be equal to the duration of the financial instrument or, in the case of specific contractual conditions, the period up to the nearest break clause.

At June 30, 2013, for the various classes of financial assets and liabilities classified as level 2, except for “Other investments”, the input data used in the above-mentioned algorithm were the interest rates, exchange rates and the CDS values interpolated for the various periods of reference, obtained from the main financial information agencies.

The assessment of the risk of default also takes into account any forms of risk mitigation, such as the entry into agreements involving the exchange of margin cash collateral.

The tables below provide some additional information on the financial instruments, including the table relating to hierarchy level for each class of financial asset/liability measured at fair value at June 30, 2013.

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD

Fair value hierarchy level for each class of financial asset/liability at 6/30/2013

					Hierarchy Levels
(millions of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 6/30/2013	Level 1 (*)	Level 2 (*)	Level 3 (*)

ASSETS
Non-current financial assets
Other investments		AfS	6)	42	3	9
Securities, financial receivables and other non-current financial assets
of which securities		AfS	7)	13	13
of which hedging derivatives		HD	7)	1,354		1,354
of which non-hedging derivatives		FAHfT	7)	64		64
	(a)			1,431	16	1,427	-
Current financial assets
Securities
of which available-for-sale financial assets		AfS	7)	1,308	1,308
Financial receivables and other current financial assets
of which hedging derivatives		HD	7)	239		239
of which non-hedging derivatives		FAHfT	7)	42		42
	(b)			1,589	1,308	281	-
Total	(a+b)			3,062	1,324	1,708	-
LIABILITIES
Non-current financial liabilities
of which hedging derivatives		HD	10)	2,108		2,108
of which non-hedging derivatives		FLHfT	10)	10		10
	(c)			2,118	-	2,118	-
Current financial liabilities
of which hedging derivatives		HD	10)	329		329
of which non-hedging derivatives		FLHfT	10)	7		7
	(d)			336	-	336	-
Total	(c+d)			2,454	-	2,454	-

(*) Level 1: quoted prices in active markets.

     Level 2: values estimated using observable market inputs.

      Level 3: values estimated using inputs that are not based on observable market data.

Note 15
Employee benefits

Employee benefits decreased 5 million euros compared to December 31, 2012 and are composed of the following:

(millions of euros)		12/31/2012	Increases/ Present value	Decrease	Exchange differences and other changes	6/30/2013

Provision for employee severance indemnities	(a)	835	16	(16)	(8)	827
Provision for pension plans		23	1	(1)	-	23
Provision for termination benefit incentives		58	19	(8)	(8)	61
Total other provisions for employee benefits	(b)	81	20	(9)	(8)	84
Total	(a+b)	916	36	(25)	(16)	911
of which:
non-current portion		872				862
current portion (*)		44				49

(*) The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities only refers to Italian companies and decreased overall by 8 million euros. The reduction of 16 million euros under “decreases” refers to indemnities paid during the period to employees who terminated employment or for advances. The increase of 16 million euros in the column “Increases/Present value” includes the following:

(millions of euros)	1st Half 2013	1st Half 2012

Current service cost (*)	-	-
Finance expenses	19	21
Net actuarial (gains) losses recognized during the period	(3)	(4)
Total	16	17
Effective return on plan assets	there are no assets servicing the plan

(*) Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees, equal to 0.2 million euros in first half of 2013 (basically unchanged compared to 2012).

The actuarial losses recognized at June 30, 2013 (3 million euros) are essentially related to the changes in the economic parameters (discount and inflation rate), as well as changes in headcount.

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provision for termination benefit incentives increased in total by 3 million euros. In detail, the use during the period of the provision for mobility under Law 223/91 by Olivetti S.p.A., for Olivetti I-Jet and for restructuring expenses of Telecom Argentina, made during 2012, were offset, in 2013, by the provisions for expenses for mobility under Law 223/91 totaling 19 million euros, made following the framework agreement signed by the Parent with the Trade Unions on March 27, 2013.

Note 16
Provisions

Provisions decreased 44 million euros compared to December 31, 2012 and are composed of the following:

(millions of euros)	12/31/2012	Increase	Used through income statement	Used directly	Exchange differences and other changes	6/30/2013

Provision for taxation and tax risks	142	16	(1)	(4)	1	154
Provision for restoration costs	463	2	−	(2)	(6)	457
Provision for legal disputes	367	68	(1)	(62)	(43)	329
Provision for commercial risks	130	4	(1)	(1)		132
Provision for risks and charges on investments and corporate-related transactions	88	−	−	(10)	1	79
Other provisions	131	2	(5)	(2)		126
Total	1,321	92	(8)	(81)	(47)	1,277
of which:
non-current portion	863					855
current portion	458					422

Provision for taxation and tax risks increased 12 million euros as the net result from provision charges and utilizations, mainly attributable to the companies Tim Participações (+9 million euros) and Telecom Italia Media Broadcasting (+3 million euros). The balance of the provision at June 30, 2013 is attributable to the Domestic Business Unit (53 million euros), the Brazil Business Unit (65 million euros) and the Argentina Business Unit (30 million euros).

Provision for restoration costs refers to the provision for the estimated cost of dismantling tangible assets – in particular: batteries, wooden poles and equipment – and for the restoration of the sites used for mobile telephony by the companies of the Domestic Business Unit (342 million euros), Brazil Business Unit (104 million euros) and Argentina Business Unit (11 million euros).

Provision for legal disputes includes the provision for litigation with employees, social security entities and third parties and shows a decrease of 38 million euros compared to December 31, 2012.

The balance of the provision at June 30, 2013 is attributable to the Domestic Business Unit (146 million euros), the Brazil Business Unit (66 million euros) and the Argentina Business Unit (115 million euros).

Provision for commercial risks, which is essentially unchanged compared to the end of 2012, consists of provisions made primarily by Telecom Italia S.p.A., Olivetti S.p.A. and Telecom Italia Digital Solutions S.p.A., to cover existing risks.

Provision for risks and charges on investments and corporate-related transactions shows a reduction of 9 million euros following the utilizations by the companies Telecom Italia S.p.A. and Telecom Italia Deutschland Holding Gmbh.

Other provisions are substantially unchanged from December 31, 2012 and comprise the provision made in prior years for the Telecom Italia Sparkle case in the amount of 86 million euros, the provision for risks relating to the liberalization of frequencies, and the provisions made for regulatory proceedings.

Note 17
Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 1,405 million euros compared to December 31, 2012 and are composed of the following:

		6/30/2013	12/31/2012

Payables on construction work	(a)	26	35
Trade payables
Payables to suppliers		4,008	5,481
Payables to other telecommunication operators		584	638
	(b)	4,592	6,119
Tax payables	(c)	965	641
Miscellaneous payables and other current liabilities
Payables for employee compensation		527	625
Payables to social security agencies		136	212
Trade and miscellaneous deferred income		856	853
Advances received		15	20
Customer-related items		974	1,003
Payables for TLC operating fee		23	35
Dividends approved, but not yet paid to shareholders		63	60
Other current liabilities		489	437
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		49	44
Provisions for risks and charges for the current portion expected to be settled within 1 year		422	458
	(d)	3,554	3,747
Total	(a+b+c+d)	9,137	10,542

Trade payables (due within 12 year) amounting to 4,592 million euros (6,119 million euros at December 31, 2012) mainly refer to Telecom Italia S.p.A. (2,150 million euros), the companies in the Brazil Business Unit (1,203 million euros) and the Argentina Business Unit (657 million euros). The decrease of 1,527 million euros compared to December 31, 2012 reflects the trend in disbursements relating to expenses, recognized in the last quarter of 2012, for which the related cash flows are largely postponed to the initial months of the following year due to the normal payment terms and contractually applicable conditions.

Tax payables refer in particular to the VAT payable of Telecom Italia S.p.A. (556 million euros), the government concession tax of Telecom Italia S.p.A. (63 million euros), other tax payables of the Brazil Business Unit (200 million euros) and the Argentina Business Unit (88 million euros).

Within miscellaneous payables and other current liabilities it is noted in particular that:

•

trade and miscellaneous deferred income mainly relates to the deferral of fees for the activation of telephone services, as well as the deferral of subscription, traffic and interconnection charges of the Parent

Telecom Italia;

•

customer-related items largely consist of payables of the Parent Telecom Italia due to its subscribers for deposits made for telephone calls and subscription charges debited in advance;

•

other current liabilities mainly relate to debt positions of the Parent Telecom Italia for leases,

reimbursements to customers, contributions to the government and penalties.

Note 18
Contingent liabilities, other information, commitments and guarantees

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at June, 30 2013 are described below.

The Telecom Italia Group has posted liabilities totalling 310 million euros for those disputes described below where the risk of losing the case has been considered probable.

a) Significant disputes and pending legal action

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2012 Annual Report:

•

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

•

National tax disputes

•

International tax and regulatory disputes

•

Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called Telecom Italia Security Affair.

Investigation by the Public Prosecutor’s Office of Monza

After the service on Telecom Italia, in December 2012, of some reports of findings on direct taxation and VAT for the years 2007, 2008 and 2009 relating to some supply in leasing and/or sale of goods transactions by the Monza Guardia di Finanza, the Company has agreed upon the charges, paying a total of 3.4 million euros over the first six months of 2013.

Taking account of the potential risks linked to other transactions still being investigated, and considering the payment made so far, the provision made for liabilities remains at 7.8 million euros.

─ ● ─

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of the present document and with particular reference to  the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to  make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

For the following disputes  no significant facts have emerged with respect to what was published in the 2012 Annual Report:

•

Antitrust Case I757

•

Dispute relative to "Adjustments on license fees" for the years 1994-1998

•

FASTWEB

•

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

•

TELEUNIT

•

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of

Forlì

•

POSTE

•

Elitel Telecom S.p.A. Group

•

Brazil – Opportunity Arbitration

•

Dispute concerning the license fees for 1998

•

TELETU

Antitrust Case A428

At the conclusion of case A428, the Italian antitrust authority (AGCM) imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position.

Specifically, the Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia has appealed the decision before the Administrative Court (TAR) for Lazio, with a precautionary application for payment of the fine to be suspended, alleging, specifically: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the sector Authority (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the Telecom Italia retail department (hence there lacked any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding the second abuse) the fact that the alleged conduct was structurally unsuitable to reduce the margins of the OLOs. In its hearing on July 17, 2013, the Administrative Court for Lazio ordered that a hearing date be set for the merit hearing, without considering the suspension application. It is reasonable to suppose that this hearing will take place by the end of 2013.

Antitrust Case I761

With a ruling issued on July 10, 2013, the AGCM extended the investigation started in March into some enterprises active in the fixed network maintenance sector to Telecom Italia. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, after an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleges that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Unless further extended, the proceedings are currently scheduled to conclude on March 27, 2014, and given that the procedure is at an early stage, it is not possible at present to provide forecasts regarding its foreseeable outcome.

Wind

Without prejudice to the proceedings started with a writ issued in January 2012 for compensation of alleged damages (quantified as 90 million euros) deriving from alleged unfair competition caused by the refusal to activate service requests in the period July 2009 – October 2010, based on the recent antitrust decision A428, Wind started proceedings against the Company in June 2013 claiming compensation for the alleged damages (quantified as over 247 million euros, around 37 million of which for reputational damage) consequent on the refusal to activate 80,159 potential customers in the period July 2011 – October 2012.

Telecom Italia will file an appearance contesting Wind’s claims.

Eutelia and Voiceplus

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements.

In a judgement on April 24, 2013, the Milan Appeal Court accepted the objections of Telecom Italia, declaring that it was not competent in this matter and referring the case to the Civil Court (Tribunale). The terms for the resumption before the Milan Civil Court are pending.

Greece – DELAN

During 2009, the company Carothers Ltd., acting as successor of Delan Cellular Services S.A. (“Delan”), started against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005) judicial proceedings for the compensation of damages, both precautionary and on the merits, before the Greek courts. Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the subsidiary.

In April 2012 the Judge of First Instance declared the lack of jurisdiction on Telecom Italia International (whose contractual indemnification obligation falls under the law of New York and is subject to arbitration), while it condemned Wind Hellas to payment of damages to Carothers for an overall amount of approximately 85 million euros (including costs and accrued interests). The judgement has been entirely appealed by Wind Hellas, which subsequently formally renounced the proceedings against Telecom Italia International.

Subsequently, Wind Hellas served Telecom Italia International with a request for an international arbitration, seeking a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing appeal proceedings.

In August 2012, Telecom Italia International filed the answer to the request for arbitration and counterclaim, requesting – among others – compensation for damages as a result of breach of the arbitration clause contained in the Stock Purchase Agreement executed in 2005, in connection with the notice of joinder to Telecom Italia International as guarantor before the Greek Courts. Following the first procedural hearing, in March 2013 Wind Hellas filed the Statement of Claim accompanied by the supporting documentation (including witness depositions and expert reports), in compliance with the procedural calendar.

In June 2013 Telecom Italia International filed its Statement of Defence and Counterclaim, including  witness depositions, expert reports and further supporting documentation. The proceedings are currently in the so-called discovery phase.

Brazil - Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (“Docas”) and JVCO Participações Ltda. (“JVCO”) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (“Tim Brasil”), Tim Participações S.A. (“Tim Participações.”) and Intelig Telecomunicações Ltda. (“Intelig”) requesting the restitution of the Tim Participações shares held by the Tim group as guarantee for the indemnity obligations undertaken by the Docas group upon acquisition of Intelig (a Docas group company) by the merger by incorporation of its subsidiary into Tim Participações (so-called “Alienaçao Fiduciaria”), as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares.  After the Arbitration Tribunal had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas group for compensation for damages. An incidental phase is currently underway to determine if the conditions still exist for a precautionary measure issued by a San Paolo judge, that prevents Tim Brasil executing a guarantee on the aforementioned Tim Participações shares held by the Tim group in “Alienaçao Fiduciaria”, to be upheld by the Arbitration Tribunal. This is contested by the Tim group.

Others - Telecom Argentina

On June 3, 2013, four trade union organizations issued proceedings against Telecom Argentina to obtain the issue of profit sharing bonds reserved for the employees, as provided in a specific Argentine Law, challenging the constitutionality of the subsequent Decree no. 395/92 which exempted Telecom Argentina from issuing such bonds. At present it has not been possible to make an economic assessment of the potential impact deriving from the liabilities the company might have to deal with as a result of this case. Moreover, at the current state of the proceedings, the management, supported by legal opinion, considers that the risk of losing the case, for the Company, is possible but not probable.

b) Other information

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree no. 231/2001, for the offences of handling stolen/counterfeited goods (Art. 648 of the Criminal Code) and counterfeiting (Art. 491-bis of the Criminal Code) committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia. The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. On December 19, 2012, the Public Prosecutor's Office filed a request for 89 natural persons and the Company itself to be committed for trial. The preliminary hearing, initially scheduled for July 1, 2013, has been postponed to October 4, 2013. On that date the Company, as injured party, will present all the arguments in its defence and will apply to be joined as civil party.

* * *

There are no substantial updates regarding the criminal proceedings for the offence of “Preventing the public supervisory authorities from performing their functions” against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers, relative, in the statement of charges, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards refilled with 0.01 euros, and the activation of 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation. During the hearing on February 11, 2013, the Milan Court declared that it did not have territorial competence, and ordered that the case papers be transmitted to the Rome Public Prosecutor’s Office. In May the Company was notified of the date set for the preliminary hearing, listed by the Rome Court for October 2, 2013.

c) Commitments and guarantees

Guarantees for 17 million euros, net of back-to-back guarantees received, include surety bonds issued by Telecom Italia on behalf of associates (5 million euros) and other third parties for medium/long-term financial transactions.

Guarantees were provided by third parties to Group companies, amounting to 5,372 million euros, to guarantee financing received (2,494 million euros) and performance under outstanding contracts (2,878 million euros).

Among the guarantees provided by third parties for Telecom Italia S.p.A.’s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the user rights for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 456 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

Details of the main guarantees received for EIB financing at June 30, 2013 are as follows:

Issuer

(millions of euros)	Amount(1)

BBVA - Banco Bilbao Vizcaya Argentaria	605
Intesa Sanpaolo	471
Bank of Tokyo - Mitsubishi UFJ	254
Banco Santander	139
Sumitomo	109
SACE	210
Natixis(2)	92
Barclays Bank	158
Citibank	28

(1)

Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, Telecom Italia Digital Divide Projects.

(2)

With regard to the Telecom Italia Banda Larga project, in November 2012 the 92 million euros guarantee from CARIGE (which was no longer an eligible counterpart for EIB) was replaced with another guarantee from Natixis.

There are also surety bonds on the 3G service in Brazil for 76 million euros.

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 884 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

Based on the commitments made as part of the restructuring of the debts of Italtel S.p.A. and Italtel Group S.p.A. in accordance with Article 182-bis of the Bankruptcy Law, on March 27, 2013, Telecom Italia Finance Société Anonyme pledged 4,500,000 class A and B equity instruments issued by Italtel S.p.A., with a par value of 1 euro each. The pledge was issued in favor of a pool of banks against the financial obligations arising from a number of contracts.

Note 19
Finance income and expenses

Finance income

Finance income increased by 215 million euros, compared to the first half of 2012, and is broken down as follows:

(millions of euros)		1st Half 2013	1st Half 2012

Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets		-	-
Income from securities other than investments, recorded in Non-current assets		-	-
Income from securities other than investments, recorded in Current assets		19	20
Income other than the above:
Interest income		117	113
Exchange gains		206	298
Income from fair value hedge derivatives		81	100
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		335	404
Income from non-hedging derivatives		99	11
Miscellaneous finance income		14	67
	(a)	871	1,013
Positive fair value adjustments to:
Fair value hedge derivatives		40	131
Underlying financial assets and liabilities of fair value hedge derivatives		250	14
Non-hedging derivatives		326	114
	(b)	616	259
Reversal of impairment loss on financial assets other than investments	(c)	-	-
Total	(a+b+c)	1,487	1,272

Finance expenses

Finance expenses increased by 247 million euros, compared to the first half of 2012, and are broken down as follows:

(millions of euros)		1st Half 2013	1st Half 2012

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		730	740
Interest expenses to banks		108	129
Interest expenses to others		104	114
		942	983
Commissions		62	35
Exchange losses		271	355
Charges from fair value hedge derivatives		24	56
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		401	438
Charges from non-hedging derivatives		28	29
Miscellaneous finance expenses		192	97
	(a)	1,920	1,993
Negative fair value adjustments to:
Fair value hedge derivatives		265	29
Underlying financial assets and liabilities of fair value hedge derivatives		7	88
Non-hedging derivatives		244	79
	(b)	516	196
Impairment losses on financial assets other than investments	(c)	-	-
Total	(a+b+c)	2,436	2,189

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)		1st Half 2013	1st Half 2012

Exchange gains		206	298
Exchange losses		(271)	(355)
Net exchange gains and losses		(65)	(57)

Income from fair value hedge derivatives		81	100
Charges from fair value hedge derivatives		(24)	(56)
Net result from fair value hedge derivatives	(a)	57	44
Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		335	404
Negative effect of the reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		(401)	(438)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b)	(66)	(34)
Income from non-hedging derivatives		99	11
Charges from non-hedging derivatives		(28)	(29)
Net result from non-hedging derivatives	(c)	71	(18)
Net result from derivatives	(a+b+c)	62	(8)

Positive fair value adjustments to fair value hedge derivatives		40	131
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		(7)	(88)
Net fair value adjustments	(d)	33	43
Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		250	14
Negative fair value adjustments to fair value hedge derivatives		(265)	(29)
Net fair value adjustments	(e)	(15)	(15)
Net fair value adjustment to fair value hedge derivatives and underlyings	(d+e)	18	28

Positive fair value to non-hedging derivatives	(f)	326	114
Negative fair value adjustments to non-hedging derivatives	(g)	(244)	(79)
Net fair value adjustments to non-hedging derivatives	(f+g)	82	35

Note 20
Profit (loss) for the period

Profit (loss) for the period, decreased 2,680 million euros compared to the first half of 2012 and may be broken down as follows:

(millions of euros)	1st Half 2013	1st Half 2012

Profit (loss) for the period	(1,224)	1,456
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(1,410)	1,242
Profit (loss) from Discontinued operations/Non-current assets held for sale	3	−
Profit (loss) for the period attributable to owners of the Parent	(1,407)	1,242
Non-controlling interests:
Profit (loss) from continuing operations	183	214
Profit (loss) from Discontinued operations/Non-current assets held for sale
Profit (loss) for the period attributable to Non-controlling interests	183	214

Note 21
Earnings per share

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees who satisfied, at June 30, 2013, the market and non-market performance conditions.

		1st Half 2013	1st Half 2012

Basic and diluted earnings per share
Net profit (loss) for the period attributable to owners of the Parent		(1,407)	1,242
Less: additional dividends for the savings shares (0.011 euros per share)		−	(66)
	(millions of euros)	(1,407)	1,176
Average number of ordinary and savings shares	(millions)	19,304	19,294
Basic and diluted earnings per share – Ordinary shares		(0.07)	0.06
Plus: additional dividends per savings share		−	0.01
Basic and diluted earnings per share – Savings shares	(euros)	(0.07)	0.07
Basic and diluted earnings per share from continuing operations
Profit (loss) from continuing operations		(1,410)	1,242
Less: additional dividends for the savings shares		−	(66)
	(millions of euros)	(1,410)	1,176
Average number of ordinary and savings shares	(millions)	19,304	19,294
Basic and diluted earnings per share from continuing operations — Ordinary shares		(0.07)	0.06
Plus: additional dividends per savings share		−	0.01
Basic and diluted earnings per share from continuing operations — Savings shares	(euros)	(0.07)	0.07
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	3	−
Average number of ordinary and savings shares	(millions)	19,304	19,294
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Ordinary shares	(euros)	-	-
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Savings shares	(euros)	-	-

		1st Half 2013	1st Half 2012

Average number of ordinary shares (*)		13,277,523,776	13,267,508,877
Average number of savings shares		6,026,120,661	6,026,120,661
Total		19,303,644,437	19,293,629,538

 (*)

The number only takes into account the potential ordinary shares relating to the equity compensation plans of employees for whom the market and non-market performance conditions have been satisfied.

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at June 30, 2013:

	Number of maximum shares issuable	Par value (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.a.	n.a.
“Long Term Incentive Plan 2010-2015” (bonus capital increase)	204,151	112	-	-
“Long Term Incentive Plan 2011” (capital increase in cash for Selected Management)	n.a.	4,525	n.a.	n.a.
“Long Term Incentive Plan 2011” (bonus capital increase for Selected Management)	n.a.	4,525	-	-
“Long Term Incentive Plan 2011” (bonus capital increase for Top Management)	n.a.	2,806	-	-
“Long Term Incentive Plan 2012” (capital increase in cash for Selected Management)	n.a.	4,710	n.a.	n.a.
“Long Term Incentive Plan 2012” (bonus capital increase for Selected Management)	n.a.	4,710	-	-
“Long Term Incentive Plan 2012” (bonus capital increase for Top Management)	n.a.	3,267	-	-
Total additional capital increases not yet approved (ordinary shares)		904,655

(*)

For capital increases connected to incentive plans this is the “total estimated value” including the possible paid-in capital.

Further details are provided in the Note “Equity compensation plans”.

Note 22
Segment reporting

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•

Domestic

•

Brazil

•

Argentina

•

Media

•

Olivetti

•

Other Operations

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012
Third-party revenues	8,066	8,998	3,615	3,720	1,887	1,821	87	117	105	109	−	28	−	−	13,760	14,793
Intragroup revenues	38	50	5	13	3	2	1	2	19	21	−	13	(66)	(101)	−	−
Revenues by operating segment	8,104	9,048	3,620	3,733	1,890	1,823	88	119	124	130	−	41	(66)	(101)	13,760	14,793
Other income	83	92	11	3	2	2	3	4	11	8	1	1	(1)	(2)	110	108
Total operating revenues and other income	8,187	9,140	3,631	3,736	1,892	1,825	91	123	135	138	1	42	(67)	(103)	13,870	14,901
Acquisition of goods and services	(2,869)	(3,236)	(2,274)	(2,255)	(873)	(839)	(76)	(104)	(117)	(123)	(4)	(34)	59	91	(6,154)	(6,500)
Employee benefits expenses	(1,429)	(1,472)	(179)	(177)	(280)	(267)	(21)	(33)	(20)	(43)	(1)	(14)	(1)	−	(1,931)	(2,006)
of which: accruals to employee severance indemnities	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Other operating expenses	(365)	(301)	(341)	(373)	(223)	(197)	(6)	(3)	(4)	(3)	(2)	(21)	−	1	(941)	(897)
of which: write-downs and expenses in connection with credit management and provision charges	(161)	(187)	(92)	(84)	(36)	(32)	(3)	(1)	(4)	(3)	−	(20)	−	1	(296)	(326)
Change in inventories	66	22	42	17	21	28	1	1	(17)	(7)	−	−	1	1	114	62
Internally generated assets	234	253	40	39	−	−	−	−	−	−	−	−	4	7	278	299
EBITDA	3,824	4,406	919	987	537	550	(11)	(16)	(23)	(38)	(6)	(27)	(4)	(3)	5,236	5,859
Depreciation and amortization	(1,788)	(1,818)	(499)	(526)	(286)	(295)	(18)	(30)	(2)	(3)	−	(9)	4	5	(2,589)	(2,676)
Gains (losses) on disposals of non-current assets	4	17	−	(1)	1	−	(105)	−	−	−	18	−	1	−	(81)	16
Impairment reversals (losses) on non-current assets	(2,187)	−	−		(26)	−	−	−	−	−	−	−	−	−	(2,213)	−
EBIT	(147)	2,605	420	460	226	255	(134)	(46)	(25)	(41)	12	(36)	1	2	353	3,199
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	(4)	−	−	−	−	−	−	−	−	−	−	−	−	−	(4)
Other income (expenses) from investments															2	−
Finance income															1,487	1,272
Finance expenses															(2,436)	(2,189)
Profit (loss) before tax from continuing operations															(594)	2,278
Income tax expense															(633)	(822)
Profit (loss) from continuing operations															(1,227)	1,456
Profit (loss) from Discontinued operations/ Non-current assets held for sale															3	−
Profit (loss) for the period															(1,224)	1,456
Attributable to:
Owners of the Parent															(1,407)	1,242
Non-controlling interests															183	214

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012
Revenues from equipment sales - third party	312	333	564	421	194	163	−	−	104	108	−	−	−	−	1,174	1,025
Revenues from equipment sales - intragroup	−	1	−	−	−	−	−	−	14	17	−	−	(14)	(18)	−	−
Total revenues from equipment sales	312	334	564	421	194	163	−	−	118	125	−		(14)	(18)	1,174	1,025
Revenues from services - third party	7,773	8,657	3,051	3,299	1,693	1,658	87	117	1	1	−	28	−	−	12,605	13,760
Revenues from services - intragroup	38	49	5	13	3	2	1	2	5	4	−	13	(52)	(83)	−	−
Total revenues from services	7,811	8,706	3,056	3,312	1,696	1,660	88	119	6	5	−	41	(52)	(83)	12,605	13,760
Revenues on construction contracts - third party	(19)	8	−	−	−	−	−	−	−	−	−	−	−	−	(19)	8
Revenues on construction contracts-intragroup	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Total revenues on construction contracts	(19)	8		−		−	−	−		−		−	−	−	(19)	8
Total third-party revenues	8,066	8,998	3,615	3,720	1,887	1,821	87	117	105	109	−	28	−	−	13,760	14,793
Total intragroup revenues	38	50	5	13	3	2	1	2	19	21	−	13	(66)	(101)	−	−
Total revenues by operating segment	8,104	9,048	3,620	3,733	1,890	1,823	88	119	124	130	−	41	(66)	(101)	13,760	14,793

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012
Purchase of intangible assets	602	565	322	255	62	75	13	16	1	−	−	6	−	−	1,000	917
Purchase of tangible assets	743	768	275	407	169	161	5	14	1	1	−	1	−	−	1,193	1,352
Total capital expenditures	1,345	1,333	597	662	231	236	18	30	2	1	−	7	−	−	2,193	2,269

Headcount by Operating Segment

(number)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Consolidated total
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Headcount	52,997	53,224	11,494	11,622	16,713	16,803	208	735	729	778	22	22	82,163	83,184

Assets and liabilities by operating segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
Non-current operating assets	44,927	47,487	6,342	6,653	2,688	2,967	231	241	22	22	7	9	(81)	(67)	54,136	57,312
Current operating assets	4,575	4,545	2,249	2,026	580	546	43	128	208	222	48	63	(72)	(88)	7,631	7,442
Total operating assets	49,502	52,032	8,591	8,679	3,268	3,513	274	369	230	244	55	72	(153)	(155)	61,767	64,754
Investments accounted for using the equity method	44	44	−	−	−	−	−	−	−	−	−	−	21	21	65	65
Discontinued operations /Non-current assets held for sale															−	−
Unallocated assets															9,217	12,736
Total assets															71,049	77,555
Total operating liabilities	8,422	9,238	2,236	2,693	1,127	1,092	65	166	162	217	15	35	(235)	(153)	11,792	13,288
Liabilities directly associated with Discontinued operations/Non-current assets held for sale															−	−
Unallocated liabilities															38,779	41,255
Equity															20,478	23,012
Total Equity and Liabilities															71,049	77,555

Following the merger of Saiat into Telecom Italia S.p.A., in 2012 the investment in Teleleasing has been included in the Domestic segment instead of Other operations.

b) Reporting by geographical area

		Revenues				Non-current operating assets
(millions of euros)		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
		1st Half 2013	1st Half 2012	1st Half 2013	1st Half 2012	6/30/2013	12/31/2012
Italy	(a)	8,120	9,094	7,685	8,504	44,744	47,328
Outside Italy	(b)	5,640	5,699	6,075	6,289	9,392	9,984
Total	(a+b)	13,760	14,793	13,760	14,793	54,136	57,312

c) Information about major customers

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Note 23
Related party transactions

The following tables show the figures relating to transactions with related parties and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

In accordance with art. 5, paragraph 8 of Consob Regulation 17221/2010 concerning “related party transactions” and the subsequent Consob Resolution 17389/2010, it is noted that no significant transactions were entered into in the first half of 2013 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group for the first half of 2013.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2012 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group in the first half of 2013.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.

The effects on the individual line items of the separate consolidated income statements for the first half 2013 and 2012 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Revenues	13,760	5	1	479	−		485		485	3.5
Acquisition of goods and services	6,154	3	12	341	−		356		356	5.8
Employee benefits expenses	1,931	−	−	6	42	10	58		58	3.0
Finance income	1,487	−	−	55	−		55		55	3.7
Finance expenses	2,436	7	−	56	−		63		63	2.6
(*) Other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Revenues	14,793	22	1	485			508		508	3.4
Acquisition of goods and services	6,500	5	10	328			343		343	5.3
Employee benefits expenses	2,006		−	2	41	10	53		53	2.6
Finance income	1,272	−	−	26			26		26	2.0
Finance expenses	2,189	10	−	29			39		39	1.8
(*) Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of financial position of the Group at June 30, 2013 and at December 31, 2012 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 6/30/2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Net financial debt
Non-current financial assets	(1,553)	−	−	(163)	−	(163)		(163)	10.5
Securities other than investments (current assets)	(1,311)	−	−	(30)	−	(30)		(30)	2.3
Financial receivables and other current financial assets	(523)	(2)	−	(12)	−	(14)		(14)	2.7
Cash and cash equivalents	(4,793)	−	−	(102)	−	(102)		(102)	2.1
Current financial assets	(6,627)	(2)	−	(144)	−	(146)		(146)	2.2
Non-current financial liabilities	31,435	85	−	337	−	422		422	1.3
Current financial liabilities	6,531	82	−	105	−	187		187	2.9
Total net financial debt	29,786	165	−	135	−	300		300	1.0
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	7,095	4	1	224	−	229		229	3.2
Miscellaneous payables and other non-current liabilities	984	−	−	2	−	2		2	0.2
Trade and miscellaneous payables and other current liabilities	9,137	5	33	230	26	294		294	3.2
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Net financial debt
Non-current financial assets	(2,496)	−	−	(265)	−	(265)		(265)	10.6
Securities other than investments (current assets)	(754)	−	−	−		−		−	−
Financial receivables and other current financial assets	(502)	(2)	−	(10)	−	(12)		(12)	2.4
Cash and cash equivalents	(7,436)	−	−	(279)	−	(279)		(279)	3.8
Current financial assets	(8,692)	(2)	−	(289)	−	(291)		(291)	3.3
Non-current financial liabilities	34,091	109	−	367	−	476		476	1.4
Current financial liabilities	6,150	103	−	75	−	178		178	2.9
Total net financial debt	29,053	210	−	(112)	−	98		98	0.3
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	7,006	11	5	219	−	235		235	3.4
Miscellaneous payables and other non-current liabilities	1,053	−	−	2	−	2		2	0.2
Trade and miscellaneous payables and other current liabilities	10,542	10	39	253	25	327		327	3.1
(*) Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of cash flows for the first half of 2013 and 2012 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Purchase of intangible and tangible assets on an accrual basis	2,193	1	56	8		65		65	3.0
Dividends paid	498			62	−	62		62	12.4
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Purchase of intangible and tangible assets on an accrual basis	2,269	−	60	1		61		61	2.7
Dividends paid	1,027			139	−	139		139	13.5
(*) Other related parties through directors, statutory auditors and key managers.

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2013	1st Half 2012	TYPE OF CONTRACT

Revenues
NordCom S.p.A.	1	1	Fixed and mobile voice services, data network connections, outsourcing, I.C.T. products and services.
Teleleasing S.p.A. (in liquidation)	3	20	Sale of equipment.
Other minor companies	1	1
Total revenues	5	22
Acquisition of goods and services
Movenda S.p.A.	−	1	Supply of SIM cards and related adapters, software development and advanced maintenance.
NordCom S.p.A.	1	1	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers.
Teleleasing S.p.A. (in liquidation)	1	1	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
TM News S.p.A.	1	2	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow).
Total acquisition of goods and services	3	5
Finance expenses	7	10	Interest expenses for finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2013	12/31/2012	TYPE OF CONTRACT

Net financial debt carrying amount
Financial receivables and other current financial assets	2	2	Shareholder loan to Aree Urbane S.r.l. (in liquidation).
Non-current financial liabilities	85	109	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation).
Current financial liabilities	82	103	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation).
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
NordCom S.p.A.		1	Fixed and mobile voice services, data network connections, outsourcing, I.C.T. products and services.
Teleleasing S.p.A. (in liquidation)	2	8	Sale of equipment.
TM News S.p.A.	1	1	Property leases and telecommunications services.
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	4	11
Trade and miscellaneous payables and other current liabilities
Movenda S.p.A.	1	3	Supply of SIM cards and related adapters, software development and advanced maintenance.
NordCom S.p.A.	1	2	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers.
Teleleasing S.p.A. (in liquidation)	2	2	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
TM News S.p.A.	−	2	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow).
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	5	10

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS
(millions of euros)	1st Half 2013	1st Half 2012	TYPE OF CONTRACT

Purchase of intangible and tangible assets on an accrual basis	1	−	Acquisition from other minor companies.

Transactions with companies controlled by associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS
(millions of euros)	1st Half 2013	1st Half 2012	TYPE OF CONTRACT

Revenues	1	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services to the Italtel Group.
Acquisition of goods and services	12	10	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS
(millions of euros)	6/30/2013	12/31/2012	TYPE OF CONTRACT

Trade and miscellaneous receivables and other current assets	1	5

Supply of products and services, sale of products and convertible loan to the Italtel group. The convertible loan in place at December 31, 2012 relating to Italtel S.p.A of 5 million euros was converted in the first half of 2013 into equity instruments in the company.

Trade and miscellaneous payables and other current liabilities	33	39	Supply relationships linked to Capex and Opex for the Italtel group.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS
(millions of euros)	1st Half 2013	1st Half 2012	TYPE OF CONTRACT

Purchase of intangible and tangible assets on an accrual basis	56	60	Purchases of TLC equipment from Italtel group.

At June 30, 2013 the Telecom Italia Group had provided guarantees on behalf of the associate Aree Urbane S.r.l. (In liquidation), for 5 million euros.

Transactions with other related parties (through directors, statutory auditors and key managers)

The “Procedure for carrying out transactions with related parties” – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2013	1st Half 2012	TYPE OF CONTRACT

Revenues
Generali group	46	36	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings.
Intesa Sanpaolo group	33	32	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	3	3	Telephone and MPLS data network services and marketing of data and VoIP devices and marketing of equipment for fixed and mobile networks.
Telefónica group	397	412	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Other minor companies	−	2
Total revenues	479	485
Acquisition of goods and services
China Unicom group	−	1	International telecommunications and roaming services.
Generali group	18	17	Insurance premiums and property leases.
Intesa Sanpaolo group	6	9	Factoring fees, fees for telephone card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	2	−	Credit recovery activities and professional services.
Telefónica group	315	300	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Other minor companies	−	1
Total acquisition of goods and services	341	328
Employee benefits expenses	6	2	Non-obligatory employee insurance taken out with the Generali group.
Finance income
Intesa Sanpaolo group	42	19	Bank accounts, deposits and hedging derivatives.
Mediobanca group	13	7	Bank accounts, deposits and hedging derivatives.
Total finance income	55	26
Finance expenses
Intesa Sanpaolo group	44	22	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts.
Mediobanca group	12	7	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Total finance expenses	56	29

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2013	12/31/2012	TYPE OF CONTRACT

Net financial debt
Non-current financial assets
Intesa Sanpaolo group	139	241	Hedging derivatives.
Mediobanca group	24	24	Hedging derivatives.
Total non-current financial assets	163	265
Securities other than investments (current assets)
Generali group	4	−	Bonds.
Intesa Sanpaolo group	15	−	Bonds.
Mediobanca group	8	−	Bonds.
Telefónica group	3		Bonds.
Total securities other than investments (current assets)	30	−
Financial receivables and other current financial assets
Intesa Sanpaolo group	11	9	Hedging derivatives.
Mediobanca group	1	1	Hedging derivatives.
Total financial receivables and other current financial assets	12	10
Cash and cash equivalents	102	279	Bank accounts and deposits with Intesa SanPaolo group.
Non-current financial liabilities
Intesa Sanpaolo group	258	280	Revolving Credit Facility, hedging derivatives and loans.
Mediobanca group	79	87	Revolving Credit Facility and hedging derivatives.
Total non-current financial liabilities	337	367
Current financial liabilities
Intesa Sanpaolo group	101	73	Current accounts, hedging derivatives and payables to other lenders.
Mediobanca group	4	2	Hedging derivatives.
Total current financial liabilities	105	75

(millions of euros)	6/30/2013	12/31/2012	TYPE OF CONTRACT

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Generali group	42	16	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings.
Intesa Sanpaolo group	98	104	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	1	−	Telephone and MPLS data network services and marketing of data and sale of equipment for fixed and mobile networks.
Telefónica group	83	96	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Other minor companies	−	3
Total trade and miscellaneous receivables and other current assets	224	219
Miscellaneous payables and other non-current liabilities	2	2	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group.
Trade and miscellaneous payables and other current liabilities
A1 International Investment group	−	1	Purchase of TV content rights.
Generali group	6	−	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems.
Intesa Sanpaolo group	138	177	Factoring fees, fees for telephone card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	2	1	Credit recovery activities and professional services.
Telefónica group	83	73	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling.
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	230	253

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	1st Half 2013	1st Half 2012	TYPE OF CONTRACT

Purchase of intangible and tangible assets on an accrual basis	8	1	Capitalization of costs associated with unbundling in Germany to the A1 International Investments group.
Dividends paid
Telco	60	129
Other minor companies	2	10
Total dividends paid	62	139

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2013	1st Half 2012	TYPE OF CONTRACT

Employee benefits expenses			Contributions to pension funds.
Fontedir	6	6
Telemaco	34	33
Other pension funds	2	2
Total employee benefits expenses	42	41

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2013	12/31/2012	TYPE OF CONTRACT

Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	4	4
Telemaco	21	21
Other pension funds	1	−
Total trade and miscellaneous payables and other current liabilities	26	25

Remuneration to key managers

In the first half of 2013, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by subsidiaries of the Group in respect of key managers amounts to 9.8 million euros (9.6 million euros in the first half of 2012), broken down as follows:

(millions of euros)	1st Half 2013	1st Half 2012

Short-term remuneration	6.0	6.9
Long-term remuneration	0.7	0.9
Employment termination benefit incentives	2.7	1.1
Share-based payments (*)	0.4	0.7
	9.8	9.6

 (*) These refer to the fair value of the rights, accrued to June 30, under the share-based incentive plans of Telecom Italia S.p.A.

and its subsidiaries (LTI 2011/2012).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

Long-term remuneration is paid when the related right becomes vested.

In the first half of 2013, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 338,000 euros (374,000 euros in the first half of 2012).

In the first half of 2013, the “Key managers”, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:
Franco Bernabè	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.
Managers:
Andrea Mangoni (1)	South America General Manager
Rodrigo Modesto de Abreu (2)	Diretor Presidente TIM Participações
Simone Battiferri	Head of Business
Franco Bertone (3)	Dirección General Ejecutiva (CEO) Telecom Argentina
Franco Brescia	Head of Public & Regulatory Affairs
Antonino Cusimano	Head of Corporate Legal Affairs
Stefano De Angelis (4)	Dirección General Ejecutiva (CEO) Telecom Argentina
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio	Head of Technology
Piergiorgio Peluso	Head of Administration, Finance and Control
Luca Rossetto	Head of Consumer
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini	Business Support Officer

(1)

to April 30, 2013

(2)

from March 4, 2013

(3)

to February 26, 2013

(4)

from February 27, 2013

Note 24
Equity compensation plans

Equity compensation plans in effect at June 30, 2013 and at December 31, 2012 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at June 30, 2013.

The plans in place at June 30, 2013 are summarized below. For further details on the plans already in place at December 31, 2012, please refer to the consolidated financial statements of the Telecom Italia Group at that date.

Description of stock option plans

•

Telecom Italia S.p.A. Top 2008 Stock Option Plan.

The option rights to Telecom Italia ordinary shares at a price of 1.95 euros were granted during the year

2008 to the then chairman and chief executive officer. The options total 8,550,000 and can still be exercised up to April 15, 2014.

At June 30, 2013, no options were exercised since there has been no change in the situation since

December 31, 2012.

Unexercised options expire at the end of the plan.

•

Tim Participações S.A. Stock Option Plan.

2011 Plan

The incentive plan for managers in key positions in Tim Participações S.A. and its subsidiaries grants options to purchase Tim Participações S.A. shares. The base exercise price per share is 8.84 reais and is subject to a pre-set discount or appreciation according to the trend of relative performance.

Exercise of the options is subordinate to reaching two performance objectives simultaneously: the increase in value of the company’s ordinary shares and the performance of the prices of the company’s shares against a reference index. Performance targets refer to the three years 2011-2013 and performance is recorded in July of each year.

The options are exercisable up to six years starting from the grant date; the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

At June 30, 2013, a total of 944,520 options could be considered as vested. Up to that date none of the plan beneficiaries had exercised the options to purchase during the period established.

2012 Plan

On September 5, 2012, the shareholders’ meeting of Tim Participações S.A. approved the second granting of stock options for managers in key positions in the company and its subsidiaries. In keeping with the structure of the plan initiated in 2011, the exercise of the options is subordinate to the simultaneous achievement of two performance targets:

–

Absolute performance: increase in the value of Tim shares.

–

Relative performance: performance of Tim shares against a benchmark index composed of TLC and

Media Technology companies listed on the Bovespa and in the Bovespa index.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2012, a third of these options can be exercised at the end of September 2013, another third from September 2014 and the remaining third after September 2015. Performance targets refer to the three years 2012-2014, measured in August of each year.

On the grant date of September 5, 2012, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period July 1 to August 31, 2012.

On September 5, 2012, the grantees of the options were granted the right to purchase a total of 2,661,752 shares. As of June 30, 2013, there were no options that could already be exercised and the number of residual options granted to managers in office was 1,704,286.

Description of other Telecom Italia S.p.A. equity compensation plans

•

Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The Plan awards a cash bonus based on three-year performance measured against pre-set targets to a selected number of Group management. The incentive period ended on December 31, 2012 and,

consequently, on March 7, 2013 the Board of Directors verified the vesting of the right to the bonus for the 117 beneficiaries of the Plan. The total amount vested was 691,853 euro, with the option to invest

50% of the bonus awarded in the subscription for Telecom Italia ordinary shares at a market price set at

0.60 euro. At the end of the rights issue a total of 204,151 shares were issued with an equal maximum number of matching shares, to be granted as bonus shares in 2015, if the beneficiary retains ownership of said shares during the two year period and maintains the employment relationship with Group companies.

•

Long Term Incentive Plan 2011 (LTI Plan 2011)

The rolling plan replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive

Management, Top Management and Selected Management.

The objective of the plan is to reinforce the connection between management’s compensation and company performance, measured by cumulative Free Cash Flow in the three years 2011-2013 and the growth in value of the share relative to a group of peers measured by the Total Shareholder Return.

At June 30, 2013, besides the Executive Chairman and the Chief Executive Officer, the Plan covered 15

Top Managers and 123 Managers. At the same date, the maximum incentive is equal to:

–

for Selected Management a total maximum bonus of 9,050,550 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, corresponded to an amount of

4,525,275 euros. This same amount is the maximum value of the bonus grant of shares and the relative bonus increase in capital;

–

for Top Management, a total maximum bonus of 5,612,250 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 2,806,125 euros;

–

for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

•

Long Term Incentive Plan 2012 (LTI Plan 2012)

In keeping with the long-term rolling incentive structure decided in 2011, the Shareholders’ meeting held on May 15, 2012 approved the LTI Plan 2012-2014. The Plan covers Top Management and Selected

Management and excludes Executive Management.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the business plan 2012-2014 measured by the cumulative Free

Cash Flow in the three years 2012-2014 (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers measured by the Total Shareholder Return

(so-called relative performance: 65% weighted).

The plan calls for granting:

–

to Selected Management a cash bonus, with the option of investing 50% of the bonus in Telecom

Italia ordinary shares at market price and a grant of bonus matching shares when specific conditions are met two years after subscription;

–

to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

At June 30, 2013 the Plan covered 18 Top Managers and 126 Managers. At the same date, the estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

–

for Selected Management a total maximum bonus of 9,420,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, corresponded to an amount of

4,710,150 euros; this same amount is the maximum value of the bonus grant of shares and the relative bonus increase in capital;

–

for Top Management, a total maximum bonus of 6,530,850 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 3,265,425 euros.

Note 25
Significant non-recurring events and transactions

The effect of non-recurring events and transactions of the first half of 2013 on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006.

(millions of euros)		Equity	Profit (loss) for the period	Net financial debt	Cash flows
					(*)

Amount – financial statements	(a)	20,478	(1,224)	29,786	(2,587)
Expenses for corporate-related transactions		−	−	−	−
Sundry expenses		(85)	(85)	1	(1)
Restructuring expenses – Employee benefits expenses		(15)	(15)	128	(128)
Other restructuring expenses		−	−	−	−
Gains (losses) on non-current assets		−	−	−	−
Losses on disposals of non-current assets		(105)	(105)	114	(114)
Impairment loss on Core Domestic goodwill		(2,187)	(2,187)	−	−
Total impact – (excluding Discontinued operations)	(b)	(2,392)	(2,392)	243	(243)
Income/(Expenses) relating to Discontinued operations	(c)	3	3	4	(4)
Figurative amount – financial statements	(a–b-c)	22,867	1,165	29,539	(2,340)

(*) Cash flows refer to the increase (decrease) in Cash and Cash equivalents during the period.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Half	1st Half
	2013	2012

Acquisition of goods and services, other operating expenses:
Sundry expenses	(85)	(2)
Employee benefits expenses:
Restructuring expenses	(21)	(16)
Impact on EBITDA	(106)	(18)
Gains (losses) on non-current assets:
Gains on disposals of non-current assets	−	21
Losses on disposals of non-current assets	(105)	−
Impairment loss on Core Domestic goodwill	(2,187)	−
Impact on EBIT	(2,398)	3
Impact on profit (loss) before tax from continuing operations	(2,398)	3
Income taxes on non-recurring items	6	(2)
Income/(Expenses) relating to Discontinued operations	3	−
Impact on profit (loss) for the period	(2,389)	1

Note 26
Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first half of 2013 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 27
Other information

a) Exchange rates used to translate the financial statements of foreign operations (*)

		Period-end exchange rates		Average exchange rates for the period
		(statements of financial position)		(income statements and statements of cash flows)
(local currency against 1 euro)		6/30/2013	12/31/2012	1st Half 2013	1st Half 2012

Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK	Czech koruna	25.94900	25.15100	25.69659	25.16464
HUF	Hungarian forint	294.85000	292.30000	296.14512	295.39054
CHF	Swiss franc	1.23380	1.20720	1.22956	1.20477
TRY	Turkish lira	2.52100	2.35510	2.37969	2.33617
GBP	Pound sterling	0.85720	0.81610	0.85043	0.82247
RON	Romanian leu	4.46030	4.44450	4.39152	4.39028

North America
USD	U.S. dollar	1.30800	1.31940	1.31286	1.29682

Latin America
VEF	Venezuelan bolivar	8.23007	5.66636	7.53767	4.95760
BOB	Bolivian boliviano	9.04495	9.18302	9.14276	9.02414
PEN	Peruvian nuevo sol	3.63782	3.36777	3.43655	3.46784
ARS	Argentine peso	7.04029	6.48641	6.72696	5.69209
CLP	Chilean peso	664.25900	631.72900	628.30981	638.69555
COP	Colombian peso	2,522.88000	2,331.23000	2,397.79337	2,324.73592
MXN	Mexican peso	17.04130	17.18450	16.49006	17.18280
BRL	Brazilian real	2.89800	2.69619	2.66695	2.41520
PYG	Paraguayan guarani	5,855.92000	5,573.15000	5,440.95406	5,734.60600
UYU	Uruguayan peso	26.78780	25.59770	25.43524	25.87391

Other countries
ILS	Israeli shekel	4.73860	4.92580	4.81639	4.92201

(*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

b) Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	1st Half	1st Half
	2013	2012

Research and development costs expensed during the period	21	20
Development costs capitalized	327	297
Total research and development costs (expensed and capitalized)	348	317

Moreover, in the separate consolidated income statement for the period, amortization charges are recorded for development costs, capitalized during the period and in prior years, for an amount of 357 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Interim Management Report (Sustainability Section).

Note 28
Events subsequent to June 30, 2013

Sale of MTV Italia S.r.l. – Media Business Unit

On July 4, 2013 the agreement was signed for the sale by Telecom Italia Media (Media Business Unit) of the company MTV Italia S.r.l. (controlled with a share of 51%) to Viacom International Media Networks (VIMN).

According to the main terms of the agreement, Viacom International Media Networks shall pay Telecom Italia Media a price of 10 million euros, which will be subject to adjustment on the closing date, based on the change in working capital.

Under the agreement, Telecom Italia Media committed to waiving financial receivables due from MTV Italia at the signing date, amounting to approximately 9.3 million euros, on completion of the transaction. Completion of the transaction, subject to the authorizations prescribed in the applicable regulations, is expected by September 2013.

Lastly, the parties agreed on the long-term renewal of the supply of transmission capacity and services by Telecom Italia Media Broadcasting S.r.l. to MTV Italia S.r.l.

The transaction will have a positive impact on the Telecom Italia Media Group’s results, both in terms of improved profitability and reduced debt.

Request for information from the Italian Securities Commission (Consob) pursuant to article 114, paragraph 5, of Legislative Decree 58/98

Through an order pursuant to Article 114, subsection 5, Legislative Decree no. 58/1998 Consob asked Telecom Italia to provide some specific additional information in the Half-Year Financial Report at           June 30, 2013 and the press release relating to its approval. That information is provided below, also repeating – for ease of reference – the information already included in the Interim Management Report and the other notes to the Half-year condensed consolidated financial statements.

The access network separation plan

On May 30, 2013, the Telecom Italia Board of Directors resolved to proceed with the spin-off of the business unit relating to passive services for access to the fixed network and electronics introduced in the street cabinets for the creation of new generation broadband services.

The spin-off is aimed at achieving the Equivalence of Input (EoI) which, in line with the provisions of the European Recommendation on costing and non-discrimination in the process of being issued, should enable the mitigation of regulatory constraints for the three-year period 2014-2016.

The Company promptly informed AGCom of the voluntary separation project, pursuant to art. 50 ter, paragraph 1 of the Electronic Communications Code, to allow AGCom to assess the effect of the operation by launching a coordinated analysis of the access markets.

In June and July, preliminary information was gathered, from the Company’s offices and those of AGCom, with specific regard to: the area of the network to be separated; the governance of the EoI system; and the methods and timing for implementing the EoI model.

On July 26, the Authority notified Telecom Italia that it had assessed the proposed spin-off of the access network with the implementation of the EoI model, and found that the requirements of trustworthiness and reliability envisaged in the BEREC guidelines on functional separation had been met. The Authority also announced that a coordinated analysis of the access markets will be conducted in September (in accordance with the procedure envisaged by art. 50 ter, paragraph 2 of the Electronic Communications Code) and invited the Company to confirm its intention to continue the project and make available all necessary information for assessment.

The Telecom Italia Board of Directors’ meeting of August 1, 2013 noted that AGCom had positively completed the preliminary investigation and confirmed its willingness to proceed with the spin-off plan, as already announced on May 30.

Economic-financial performance

The Directors, within the assessment of the recoverability of the goodwill for the purposes of preparing the half-year financial report at June, 30 2013, assessed the validity and reasonableness of the assumptions underlying the 2013-2015 plan.

Continuing to apply the impairment test procedure previously adopted in the 2012 Financial Statements, a verification of the variations between the expected results and the final data relating to the first half of the year in progress was carried out. The differences mainly affected the Core Domestic business unit and were caused by the deterioration of the macroeconomic environment, an increase in competition pressure (in particular on the pricing mobile services), and the revision of the regulatory variables. These dynamics will cause a reduction of the results forecasts for the short-medium period, without however making the strategy and the prospects underlying the plan obsolete.

Consequently, the estimate of the value in use for the Core Domestic business unit was based on the analytical forecasts of the planned financial cash flows adjusted to consider the following elements:

–

recurring differences that are only “worsening” among the 2013 new forecasts, updated on the basis of the results of the first half, and the 2013 budget (prior to the effect of AGCom decisions of July 2013);

–

expected effects following AGCom’s decisions of July 2013 on the lowering of the wholesale prices of the copper network.

In addition, pursuant to the specific procedure, the reasonableness of the adjusted planned forecasts was verified through comparison with the recent forecasts made by the financial analysts (equity reports, industry reports and sector analyses).

The impairment test, carried out in this way, identified a reduction in the value of the Core Domestic business unit equal to 2,187 million euros.

As concerns the other business units to which a goodwill is allocated, an analysis was made of the planned cash flows in relation to Brazil and International Wholesale, for which the impairment value is based on the value in use; no impairment loss was therefore recorded at June 30, 2013. In addition, a sensitivity analysis to changes in the cumulative growth rate of the EBITDA and the investment rate (capex/revenues) was carried out, and for both business units the most significant variable was the investment rate (capex/revenues).

***

The difficult economic and market situation, marked by fierce competition, combined with the negative impact of the regulatory aspects, in the internal market, have led to a reassessment of the Domestic Business Unit’s objectives reported to the market on February 8, 2013, particularly with regard to the expected reduction in organic EBITDA for the whole of 2013, which is expected to change from a “mid-single digit decline” to a “high-single digit decline”.

Consequently, a reduction is forecast for the consolidated organic EBITDA, with a shift from “low-single digit decline” to “mid-single digit decline”.

However, the Group guidance for 2013 is confirmed with regard to:

•

revenues (expected to be essentially stable with respect to 2012) and

•

the adjusted net financial position (expected to be below 27 billion euros).

Confirmation of the objective on the adjusted net financial position, despite the presence of a reduction in the guidance of the organic EBITDA, is not merely due to the inertial development of the operations, but also to the implementation of specific actions which will be carried out also through the setting up of project teams, which will be responsible for implementing the activities necessary to achieve the objectives. These actions will be aimed at increasing the level of operational and financial efficiency and ensuring achievement of the deleverage objectives set for the end of the year. Specifically, it involves initiatives to optimize the management of working capital. Competitive repositioning actions have also been put in place with the aim of containing and stabilizing the customer base and increasing the penetration of new services.

This area of intervention is accompanied by the optimization of the investments profile and the timing of the entry into operation of the investments in accordance with the new levels of commercial development as redefined in the updated forecasts, while respecting the priorities and technical innovative programs of the networks which provide greater impetus to develop the new fiber optic network in Italy. Priority redefinitions are in fact in progress which, by recovering efficiency and areas of spending from the management of the traditional network activities, allow resources to be diverted towards investments with high innovation aimed at stabilizing the EBITDA.

The aforementioned actions are divided into specific projects initiated in both Italy and Brazil.

Financial risks

The already mentioned unfavorable macroeconomic and market context also forces us to consider the downgrading of the credit rating assigned by the rating agencies as one of the possible risks that the Company must face.

Given that the Group’s bond issues do not contain financial covenants (such as: Debt/EBITDA, EBITDA/Interest ratios or similar), or clauses that force the early repayment of loans due to events other than insolvency, the effects of a downgrade would be both immediate and prospective.

With reference to the existing financial debt, a downgrading of one notch would have an insignificant financial impact, equal to around 11 million euros in terms of greater annual finance expenses, in relation to bank loans that provide mechanisms for the automatic adjustment of the cost of borrowing to the rating level. Contracts relating to loans taken out with the European Investment Bank (for a nominal total of 3,350 million euros) contain a clause on the basis of which if one or more of the credit ratings of the medium and long-term debt not subordinate to and not guaranteed by Telecom Italia is less than BBB- for Standard & Poor’s, Baa3 for Moody’s and BBB- for Fitch Ratings, the Company must immediately inform the EIB of this. The latter shall have the right to request that additional guarantees be established to its liking, or that Telecom Italia provide another type of guarantee, offering protection in a manner, form and content deemed acceptable by the bank. In the case of non-compliance with the EIB’s requests, the latter shall have the right to demand the immediate repayment of the amount disbursed.

The impacts deriving from a possible downgrade on future refinancings, the costs connected to them and the goodwill evaluation process cannot be estimated at present. The increased risk levels for our financial counterparts which would arise from a possible downgrade of Telecom Italia’s credit rating may involve an increase in the costs connected to the management of the hedging derivatives Group portfolio, costs that also cannot be estimated at present.

Note 29
List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TLC COMMERCIAL SERVICES S.r.l.	ROME (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(acquisition and management of investment holdings involved in the marketing of products and services in the field of telecommunications and ICT)						
TMI - TELEMEDIA INTERNATIONAL Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(value-added and networking services)	(UNITED KINGDOM)					
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda	SAO PAULO	BRL	8,909,639	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd
(telecommunications services and promotional services)	(BRAZIL)					
BRAZIL BU						
INTELIG TELECOMUNICAÇÕES Ltda	RIO DE JANEIRO	BRL	4,041,956,045	99.9999		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)			0.0001		TIM CELULAR S.A.
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7,169,029,859	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(BRAZIL)					
TIM CELULAR S.A.	SAO PAULO	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)					
TIM PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	9,886,886,593	66.6756	66.6975	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(investment holding company)	(BRAZIL)			0.0329		TIM PARTICIPAÇÕES S.A.
ARGENTINA BU						
MICRO SISTEMAS S.A.	BUENOS AIRES	ARS	760,000	99.9900		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0100		NORTEL INVERSORA S.A.
NORTEL INVERSORA S.A.	BUENOS AIRES	ARS	68,008,550	78.3784	100.0000	SOFORA TELECOMUNICACIONES S.A.
(investment holding company)	(ARGENTINA)			1.7290		TIERRA ARGENTEA S.A.
NUCLEO S.A.	ASUNCIÓN	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
(mobile telephone services)	(PARAGUAY)					
SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	35.5000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(ARGENTINA)			32.5000		TELECOM ITALIA S.p.A.
SPRINGVILLE S.A.	MONTEVIDEO	UYU	2,100,000	100.0000		TELECOM PERSONAL S.A.
(mobile telephony services)	(URAGUAY)					
TELECOM ARGENTINA S.A.	BUENOS AIRES	ARS	984,380,978	54.7417	54.9243	NORTEL INVERSORA S.A.
(telecommunications services)	(ARGENTINA)			1.5780	1.5833	TIERRA ARGENTEA S.A.
				0.3325		TELECOM ARGENTINA S.A.
TELECOM ARGENTINA USA Inc.	DELAWARE	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
(telecommunications services)	(UNITED STATES)					
TELECOM PERSONAL S.A.	BUENOS AIRES	ARS	310,514,481	99.9923		TELECOM ARGENTINA S.A.
(mobile telephony services)	(ARGENTINA)			0.0077		NORTEL INVERSORA S.A.
MEDIA BU						
BEIGUA S.r.l.	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
(purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)						
MTV ITALIA S.r.l.	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
(services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)						
MTV PUBBLICITA' S.r.l.	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.
(advertising agency)						
TELECOM ITALIA MEDIA BROADCASTING S.r.l.	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)						
TELECOM ITALIA MEDIA S.p.A.	ROME (ITALY)	EUR	212,188,324	75.1731	75.4553	TELECOM ITALIA S.p.A.
(development and sale of products in the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)				2.2471	2.2557	TELECOM ITALIA FINANCE S.A.
OLIVETTI BU						
ADVALSO S.p.A.	IVREA	EUR	500,000	100.0000		OLIVETTI S.p.A.
(design, manufacturing and servicing of telecommunication services and products)	(TURIN) (ITALY)					
OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(GERMANY)					
OLIVETTI ENGINEERING S.A.	YVERDON LES BAINS	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A. (in liquidation)
(products research and development based on ink-jet technology)	(SWITZERLAND)					
OLIVETTI ESPANA S.A.	BARCELONA	EUR	1,229,309	99.9912		OLIVETTI S.p.A.
(sale and maintenance of office equipment, consulting and telematic network management)	(SPAIN)					
OLIVETTI FRANCE S.A.S.	PUTEAUX	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(FRANCE)					
OLIVETTI I-JET S.p.A. (in liquidation)	ARNAD	EUR	16,500,000	100.0000		OLIVETTI S.p.A.
(manufacture and sale of products and accessories for office equipment)	(AOSTA) (ITALY)					
OLIVETTI S.p.A.	IVREA	EUR	13,200,000	100.0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and accessories for office equipment)	(TURIN) (ITALY)					
OLIVETTI UK Ltd.	MILTON KEYNES	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(UNITED KINGDOM)					
TIESSE S.c.p.A.	IVREA	EUR	103,292	61.0000		OLIVETTI S.p.A.
(installation and assistance for electronic, computer, telematic and telecommunication equipment)	(TURIN) (ITALY)					
OTHER OPERATIONS						
EMSA SERVIZI S.p.A. (in liquidation)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services management)						
OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(TURIN) (ITALY)					
OLIVETTI GESTIONI IVREA S.r.l.	IVREA	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services)	(TURIN) (ITALY)					
PURPLE TULIP B.V.	AMSTERDAM	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(NETHERLANDS)

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
(finance company)						
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(GERMANY)					
TELECOM ITALIA FINANCE IRELAND Ltd	DUBLIN	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
(finance company)	(IRELAND)					
TELECOM ITALIA FINANCE S.A.	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
(finance company)						
TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(NETHERLANDS)					
TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA LTDA	SAO PAULO	BRL	118,925,804	99.9997		TELECOM ITALIA S.p.A.
(telecommunications and promotional services)	(BRAZIL)					
TIAUDIT COMPLIANCE LATAM S.A.	RIO DE JANEIRO	BRL	1,500,000	70.0000		TELECOM ITALIA S.p.A.
(internal auditing)	(BRAZIL)			30.0000		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
TIERRA ARGENTEA S.A.	BUENOS AIRES	ARS	637,150,951	90.9173		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(ARGENTINA)			9.0827		TELECOM ITALIA S.p.A.
ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD						
AREE URBANE S.r.l. (in liquidation)	MILAN (ITALY)	EUR	100,000	31.6500		TELECOM ITALIA S.p.A.
(real estate management)				0.9700		TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l.	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance brokers)						
BALTEA S.r.l. (bankrupt)	IVREA	EUR	100,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and information and telecommunications services)	(TURIN) (ITALY)					
CONSORZIO E O (in liquidation)	ROME (ITALY)	EUR	13,113	50.0000		TELECOM ITALIA S.p.A.
(professional training)						
CONSORZIO INITALIA	ROME (ITALY)	EUR	200,000	25.0000		OLIVETTI S.p.A.
(research, study, design, product development and ICT solutions devoted to initiatives characterized by a great economic relevance or by an innovative and complex nature)						
IM.SER S.r.l.	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
(real estate management)						
ITALTEL GROUP S.p.A.	MILAN (ITALY)	EUR	825,695	34.6845	19.3733	TELECOM ITALIA FINANCE S.A.
(investment holding company)						
MOVENDA S.p.A.	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA FINANCE S.A.
(technological platforms for the development of mobile internet services)						
NORDCOM S.p.A.	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)						
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (in liquidation)	MILAN (ITALY)	EUR	9,500,000	20.0000		TELECOM ITALIA S.p.A.
(financial leasing of real estate and other assets)						
TIGLIO I S.r.l.	MILAN (ITALY)	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)				2.1027		TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l.	MILAN (ITALY)	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
(real estate management)						
TM NEWS S.p.A.	ROME (ITALY)	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)						
TRENTINO NGN S.r.l.	TRENTO (ITALY)	EUR	96,043,000	41.0733		TELECOM ITALIA S.p.A.
(design, construction, building and supply of fiber optic access network to operators and investments, real estate, commercial and financial operations)

Certification of the Half-year Condensed Consolidated Financial Statements at June 30, 2013 pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

1.

We, the undersigned, Franco Bernabè, as Executive Chairman, Marco Patuano, as Domestic Managing Director and Piergiorgio Peluso, as Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the half-year condensed consolidated financial statements for the period January 1 – June 30, 2013.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

The undersigned also certify that:

3.1

the half-year condensed consolidated financial statements at June 30, 2013:

a)

are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to art. 154-ter of Legislative Decree 58 of February 24, 1998 and the measures enacted for the implementation of art. 9 of Legislative Decree 38 of February 28, 2005;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;

3.2

the interim management report contains a reliable analysis of important events which took place during the first six months of 2013 and their impact on the half-year condensed consolidated financial statements at June 30, 2013, together with a description of the principal risks and uncertainties for the remaining six months of 2013. The interim management report also contains a reliable analysis of information concerning significant related party transactions.

August 1, 2013

Executive Chairman /signed/ _______________________ Franco Bernabè	Domestic Managing Director /signed/ _______________________ Marco Patuano
Manager responsible for preparing the Company’s financial reports /signed/ _______________________ Piergiorgio Peluso pwc

To the shareholders of
Telecom Italia SpA

1 We have reviewed the condensed consolidated interim financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of and for the six-month period ended 30 June 2013, comprising the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and related explanatory notes. Telecom Italia SpA directors are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34), as adopted by the European Union. Our responsibility is to issue this report based on our review.

2 Our work was conducted in accordance with the criteria for a review recommended by the National Commission for Companies and Stock Exchange (CONSOB) with Resolution 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the condensed consolidated interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the information contained in the above mentioned condensed consolidated interim financial statements. The review excluded certain auditing procedures such as compliance, verification and validation tests of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit of the annual consolidated financial statements, we do not express an audit opinion on the condensed consolidated interim financial statements.

Regarding the amounts of the consolidated financial statements of the prior year and the consolidated condensed interim financial statements of the corresponding period of the prior year presented for comparative purposes, reference should be made to our reports dated 25 March 2013 and 14 August 2012, respectively.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 - **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 - **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - **Catania** 95129 Corso Italia 302 Tel. 095753231 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 - **Padova** 35138 Via Vicenza 4 Tel. 049873481 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10122 Corso Palestro 10 Tel. 011556771 - **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it

Useful information

Free copies of this report can be obtained by:

Phone	Free number 800 020 220 (for calls inside Italy) or +39 011 2293603 (for calls outside Italy) available for shareholder information and assistance

E-mail	ufficio.soci@telecomitalia.it

Internet

Users can access the Half-year Financial Report at June 30, 2013 at the following address: www.telecomitalia.com

Information can also be obtained about Telecom Italia and its products and services at the following address: www.telecomitalia.it

Investor Relations	+39 02 85954131 +39 02 85954132 (fax) investor_relations@telecomitalia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      January 16th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager